BOMBAY®

2004 Annual Report

Annual Meeting of Shareholders June 9, 2005

Letter to Shareholders

BOMBAY

2004 Annual Report

TO OUR SHAREHOLDERS

In Fiscal 2004, Bombay experienced a myriad of issues that combined to create a very difficult year and produced results that were not acceptable to the Bombay management team, its Board of Directors or its employees. That being said, we believe that much progress was made during the year in areas that will position Bombay for long-term success.

Sales during Fiscal 2004 suffered as we fought the effects of inventory hangover early in the year, the threat and ultimate implementation of Chinese antidumping duties late in the year and a consumer climate that weakened the home furnishings sector during the important Christmas holiday quarter. We took appropriate measures to assure that we would not confront similar inventory issues going into Fiscal 2005. We have already introduced terrific new products in the stores, and improvements will get even better as we progress through the year. The difficulties involved with the transition of selected product development and manufacturing out of China and into other countries have been largely resolved and the net effect will be additional available sourcing for the future.

We continued to make excellent progress in relocating our stores into off-mall locations to increase the convenience and ease of shopping for our guests. Over the past three years, we have more than tripled our percentage of off-mall stores. These new stores are larger, more economical and, most importantly, customer-friendly. We continue to see significantly lower costs of operation in these new locations and, as sales rebound, the opportunity to make meaningful improvements in our operating margins.

Our BombayKIDS business has grown to over 50 stores, giving it the critical mass necessary to begin to experience efficiencies related to scale. Product flow for this division was particularly challenged by the China antidumping case, but substitute sources have been located, tested and are now producing a steady flow of new goods to our BombayKIDS stores. We continue to believe that the children's market will be an exciting growth opportunity for Bombay.

We continued to invest in critical systems and infrastructure to grow the business. While these investments created a drag on earnings for Fiscal 2004, not making the necessary additions would have severely limited our future prospects.

As we tackled several structural issues and the new expenses from long-term strategic investments, our fourth quarter confirmed that consumer demand was beginning to soften in the specialty store home furnishings sector. As a response to softening demand, we have lowered many of our corporate operating costs, re-visited our merchandise flow and have slowed our new store growth in order to return to profitability in a more challenging economy.

For Fiscal 2005, our focus is on yielding new sales growth through our improved network of stores and corporate infrastructure. It is our belief that we will be able to drive positive comp store sales, continue to develop sustainable margin improvement, continue to make prudent investments in our infrastructure with improved profitability. We continue to monitor and react to our very dynamic environment through increased consumer and sector research.

Fiscal 2005 is a year for which we are well positioned for sales and earnings growth. Most of the strategic, but disruptive, investments of our turnaround strategies have been made, and your management team is committed to delivering the envisioned results. I would like to thank the Board of Directors and the many Bombay associates who continue to believe in the potential of Bombay, and hold the vision of returning Bombay to its heritage of excellence.

James D. Carreker
Chairman of the Board and
Chief Executive Officer

Form 10-K

BOMBAY

2004 Annual Report

Form 10-K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]
For the fiscal year ended January 29, 2005

OR

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
For the transition period from ______________ to ________________

Commission file number 1-7288

The Bombay Company, Inc.

(Exact name of registrant as specified in its charter)

A Delaware Corporation	75-1475223
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
550 Bailey Avenue Fort Worth, Texas	76107
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code)
(817) 347-8200

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered
Common Stock, Par Value, $1 Per Share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
NONE

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.____

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes X No __

The aggregate market value of the voting and non-voting stock held by nonaffiliates of the registrant based on the closing price of the stock on July 31, 2004 was approximately $207,587,787.

Shares outstanding at April 2, 2005: Common Stock, $1 Par Value: 35,930,783

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Definitive Proxy Statement for the Annual Meeting to be held June 9, 2005 (as expressly incorporated by reference in Parts II and III).

Form 10-K

PART I

ITEM 1. Business.

(a) General Development of Business

The Bombay Company, Inc. and its wholly-owned subsidiaries design, source and market a line of proprietary home furnishings that includes large furniture, occasional furniture, wall decor and decorative accessories that is timeless, transitional and classic in its styling through a network of retail locations throughout the United States and Canada, through specialty catalogs, the Internet and international licensing arrangements. We also have a small wholesale operation that distributes a separate line of occasional furniture. Throughout this report, the terms "our," "we," "us", "Bombay" and "Company" refer to The Bombay Company, Inc., including its subsidiaries.

The Company has a retail (52-53 week) fiscal year, which ends on the Saturday nearest January 31. The periods ended January 29, 2005 ("Fiscal 2004"), January 31, 2004 ("Fiscal 2003") and February 1, 2003 ("Fiscal 2002") reflect 52 weeks.

Bombay's unique position in the market place is a result of our core competencies in design, sourcing and importing. We are a global importer, sourcing product from approximately 20 countries worldwide. Over 90% of the product has been designed or styled to Bombay's specifications.

Bombay has three distinct retail concepts leveraging the Bombay brand: Bombay, BombayKIDS and Bombay Outlet. Bombay stores feature timeless and classically styled home furnishings including accessories, wall decor and furniture focusing on the bedroom, the home office, the dining room and the living room. We entered the children's furnishings business in 2001 with the introduction of BombayKIDS, which features a line of children's furniture, textiles and accessories for children's bedrooms and bathrooms. Bombay Outlet stores, which are located primarily in major outlet centers across the United States and in Canada, feature an assortment of home furnishings similar to the Bombay store offering at lower price points. Additionally, Bombay Outlet stores provide a channel to liquidate overstocks of Bombay and BombayKIDS product as well as merchandise produced for our wholesale operation.

In addition to our primary retail operations, Bombay has other operating enterprises which contributed incrementally to profitability but which were not significant to our operations in Fiscal 2004. Unless specified otherwise, the discussions in this Annual Report on Form 10-K relate to the Bombay retail operations, including BombayKIDS, outlets, Internet and catalog.

(b) Financial Information About Segments

Bombay operates primarily in one business segment as a multi-channel retailer selling decorative home furnishings, furniture and related items.

(c) Narrative Description of Business

Merchandise Sales, Purchasing and Distribution

Bombay operates stores located in regional shopping malls, certain secondary malls, open-air lifestyle centers, high-end strip centers and selected urban and suburban locations. As of January 29, 2005, there were 446 stores in 42 states in the United States and 56 stores in nine Canadian provinces. We also market our products through our mail order operations in the United States and Canada and over the Internet at www.bombaycompany.com, www.bombaykids.com, www.bombayoutlet.com and www.bombay.ca.

We offer a diverse selection of products consisting of approximately 6,500 stock keeping units ("SKUs") of which over 90% of the product has been designed or styled to our specifications. Bombay's proprietary product offers unique design, quality and exceptional value to a wide audience of consumers. We regularly update our merchandise assortment by introducing new products while discontinuing others. Our product offerings have a fashion component, primarily in the accessory and wall decor areas, which are introduced seasonally. Other products with longer lives are discontinued as they approach the end of their life cycles. Approximately 3,500 and 2,600 new SKUs were introduced in Fiscal 2004 and Fiscal 2003, respectively. Typically, new product introductions have been concentrated during our spring, fall and Christmas selling periods. The principal categories of merchandise include the following:

- Furniture – We sell two broad categories of furniture as described below. Our furniture is manufactured by third party vendors located principally in China, Vietnam, Malaysia, Taiwan, India and Indonesia.

    - Large Furniture – This category includes both wood and metal furniture focusing on the bedroom, home office, dining room and living room. Many of the larger items are displayed in store and stocked in our distribution centers and are available for store delivery typically within ten days. Large furniture represented 29%, 30% and 26% of total sales in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively.

    - Occasional Furniture – This category includes wood and metal hall tables, end and coffee tables, plant stands and other small accent tables, stands and curios that are ready-to-assemble, take home products. Occasional furniture represented 19% of total sales in Fiscal 2004, Fiscal 2003 and Fiscal 2002.

- Accessories - This is the broadest category and represented 40%, 39%, and 42% of total sales in Fiscal 2004, Fiscal 2003, and Fiscal 2002. This category includes both functional and decorative accessories including lamps, jewelry and memorabilia boxes, crystal, ceramics, frames and desktop items, textiles, florals, candles and holiday items. The items are sourced from over 20 countries in Asia, North America and Europe.

- Wall Decor - This category includes prints, mirrors and wall accessories that represented 12%, 12% and 13% of total sales in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. This merchandise is sourced primarily from the United States and various countries in Asia.

Merchandise is manufactured to Bombay's specifications through a network of third party vendors principally located in Asia and North America. More than 90% of production needs are sourced from foreign countries. We have branch offices in Taiwan, Malaysia, China, Vietnam and India, and utilize agents in various countries to locate prospective vendors, coordinate production requirements with manufacturers and provide technical expertise and quality control.

We are not dependent on any particular supplier and have had long standing relationships with many of our vendors. Forty manufacturers in eight countries supply almost 70% of our merchandise requirements. Bombay has no long-term production agreements; however, we generally have agreements with major manufacturers that prohibit the production of our proprietary product for other parties. Additional manufacturing capacity and alternative sources, both domestic and international, continue to be added through new vendors and plant expansions by existing vendors. We transact business with our vendors principally in United States currency, and historically have not experienced any material disruptions as a result of any foreign political, economic or social instability.

The product development process takes between three and twelve months, beginning with the original idea and concluding with the final product received at regional distribution centers in the United States and Canada. Depending on the category, the source country and whether an item is new or reordered, lead times generally vary from two to six months from order placement until arrival at the stores. Order times are slightly less for North American manufacturers principally due to shorter shipping times. Lead times may also be impacted by seasonality factors, especially in months when manufacturers are producing at, or near, peak capacity to meet seasonal demands. As a result, we strive to maintain an adequate inventory position in our distribution centers to ensure a sufficient supply of products to our customers.

We have regional distribution centers in Fort Worth, Texas; McDonough, Georgia; Breinigsville, Pennsylvania; Gilbertsville, Pennsylvania; Mira Loma, California; Plainfield, Indiana and Mississauga, Ontario. The distribution centers are strategically located to provide the capability to replenish the majority of store inventories within 48 hours of when the order is processed. We use dedicated trucks and less-than-truckload carriers to transport product from our distribution centers to the stores.

<u>Channels of Distribution</u>

RETAIL

Stores and Real Estate

Historically, we have located our stores primarily in regional shopping malls, certain secondary malls and selected urban and suburban locations that satisfied our demographic and financial return criteria. Over the past two years, as many of those leases came up for renewal, we began aggressively pursuing an off-mall strategy for new and relocated stores focusing on open-air lifestyle centers and high-end strip centers (especially those with a concentration of home furnishings retailers). Such locations offer us the opportunity to lower occupancy costs, improve operating efficiencies and provide a more convenient shopping experience for our customer. Our preference is to identify locations where we can operate a combined Bombay and BombayKIDS store, thereby realizing economies that come with a larger location while attracting a new and younger customer to Bombay. As of January 29, 2005, approximately 37% of our stores, excluding outlets, were in off-mall locations.

In selecting store locations, our real estate department conducts extensive analyses of potential store sites. We base our selection on the existing or planned co-tenancy of the center, the size of the market and the demographics of the surrounding area. In evaluating a store location, placement of the store relative to retail traffic patterns and customer base of other retailers in the nearby vicinity are important considerations. Significant attention is given to visual merchandising opportunities to maximize the ability to display product in the most attractive setting. We seek out the most potentially profitable locations for the opening of new stores regardless of the venue. We are currently targeting 8,500 to 9,000 square foot locations where we can construct a Bombay store of approximately 4,500 square feet with an adjacent BombayKIDS store of approximately 4,000 square feet. Bombay mall stores are slightly smaller in size, currently averaging approximately 3,600 square feet. New Bombay off-mall locations are expected to be in the 4,000 to 5,000 square foot range. In addition to building new stores, we continue to selectively convert our existing regular stores, which average approximately 2,000 square feet, to the larger format. As of January 29, 2005, there were 20 regular stores remaining in the chain.

At January 29, 2005, the store chain included a total of 47 outlet stores. We view the use of outlets as an opportunity to increase sales to a different customer base, to assist in the orderly clearance of merchandise and to further leverage our design and sourcing capabilities.

Following is a table summarizing our store activity and composition:

	January 29, 2005	January 31, 2004	February 1, 2003
Number of stores:			
Beginning of year	471	422	419
Opened	66	84	28
Closed	35	35	25
End of year	502	471	422
Store composition:			
Large format	384	365	334
Regular	20	25	37
Outlet	47	46	46
BombayKIDS	51	35	5
Store location:			
Mall	272	302	328
Off-mall	183	123	48
Outlet	47	46	46
Retail square footage (in thousands):			
Large format	1,570	1,459	1,297
Regular	38	46	68
Outlet	200	198	193
BombayKIDS	212	144	20
Total	2,020	1,847	1,578

During Fiscal 2005, we plan to open approximately 45 to 50 new stores, including approximately 12-13 BombayKIDS stores. We plan to close approximately 42 stores, ending the year with approximately 505 to 510 stores. For store count purposes, a combined Bombay and BombayKIDS location represents two stores.

Our average cost of leasehold improvements, furniture, fixtures and machinery for Bombay stores opened in Fiscal 2004, net of landlord construction allowances, was approximately $175,000 per store, or $37 per square foot. In addition, other investments, which consist primarily of inventory in the store location, averaged approximately $90,000 per large format store. The average net cost of a BombayKIDS store is approximately $220,000 but, at $53 per square foot, is higher than a Bombay large format store on a per square foot basis due to higher fixturing costs. Inventory investment averaged $85,000 for a BombayKIDS store. During Fiscal 2004, average inventory physically in store was approximately 43% of the total inventory investment. Our mall-based stores typically achieve store level operating profitability during their first full year of operations and reach maturity in three years. Off-mall stores are typically profitable during their first year of operation. However, based upon our limited experience, it appears that it may take slightly longer for these stores to mature. Further, whether a store was relocated from a local mall or is a new store in a market may also be an influencing factor as to profitability and length of time until maturity.

As of January 29, 2005, 446 stores were operating in 42 states in the United States and 56 stores were operating in nine provinces in Canada as illustrated in the map below.



BC-6
AB-4
SK-1
MB-2
ON-31
PQ-8
NF-1
NB-1
NS-2
WA-5
OR-4
ID-1
MN-4
WI-3
MI-9
NY-22
NH-3
MA-11
RI-1
CT-12
NJ-19
DE-3
MD-13
PA-17
IA -1
NE-1
OH-17
IL-25
IN-7
WV-1
VA-17
NV-3
UT-3
CO-6
KS-2
MO-6
KY-3
NC-12
CA-61
TN-10
AZ-6
OK-4
AR-1
SC-6
NM-1
MS-2
AL-7
GA-19
LA-8
TX-49
FL-41

Direct

We offer virtually all our retail SKUs for purchase over the internet through our U.S. websites at www.bombaycompany.com for Bombay, www.bombaykids.com for BombayKIDS and www.bombayoutlet.com for Bombay Outlets. During Fiscal 2003, we launched our Bombay Canada website at www.bombay.ca, which currently sells core product and a limited selection of outlet product. We plan to add a Canadian BombayKIDS site in the future. We continue to pursue online marketing partnerships to broaden our reach to additional customers. Business-to-consumer revenues over the Internet were approximately $21.2 million, $17.1 million and $8.1 million in Fiscal 2004, Fiscal 2003 and Fiscal 2002, respectively. We also maintain websites supporting our wholesale activities.

Bombay has a catalog business which primarily serves as a marketing vehicle to drive customers into stores and to the Internet. Direct catalog sales represent less than 2% of revenues.

WHOLESALE

Bailey Street Trading Company – During Fiscal 2000, we created a wholesale subsidiary, Bailey Street Trading Company ("Bailey Street"). The brand is separate from Bombay and allows us to capitalize on our strengths in product design, sourcing and importing. Current product offerings are focused on occasional furniture, which we distribute to a variety of customers, including independent gift stores, catalogers, department stores, furniture stores and mass merchants through a network of independent regional sales representatives. In November 2004, we announced our intention to exit the Bailey Street operations through sale or liquidation in order to focus on our core business. We are currently in the process of evaluating alternatives and expect to exit Bailey Street during Fiscal 2005.

International – Bombay International, Inc. ("International") is our international licensing and distribution channel. International operations have extended to 15 licensed stores as of the end of Fiscal 2004, operating principally in the Middle East and the Caribbean. International revenues totaled $3.8 million in Fiscal 2004 compared to $3.7 million in Fiscal 2003. During Fiscal 2004, the Company entered into a master licensing agreement with a third party to manage and expand International operations in the Middle East and certain eastern European countries. We plan limited expansion abroad through licensing and distribution agreements in existing markets or with current partners, including the master licensee. During Fiscal 2005, approximately three additional International stores are planned to be opened by our licensees.

Intangibles

We own a number of the trademarks and service marks used in our business, including federal registrations for the marks The Bombay Company®, Bombay®, the palm tree logo, BombayKIDS® and Bailey Street Trading Company®. Our trademarks are also registered or are the subject of pending applications in a number of foreign countries. Each registration is renewable indefinitely if the mark is still in use at the time of renewal.

We believe that our trademarks have significant value and that these marks enhance the Bombay® brand and are instrumental in our ability to create, sustain demand for and market our product. From time to time, we discover products in the marketplace that are counterfeit reproductions of our product or that otherwise infringe upon our trademark or tradedress rights. We have and will continue to vigorously defend our rights under the marks as necessary.

Seasonality

Operating results are subject to seasonal variation. Historically, the largest proportion of sales and substantially all of the income occur in the fourth fiscal quarter, which includes the Christmas season. Inventory balances are generally built to their highest levels prior to the Christmas selling season. Inventories decline, short-term borrowings are repaid and cash balances increase significantly in December due to the Christmas business.

Competition

The home furnishings and decorative accessories market is highly fragmented and very competitive. We face competition from furniture stores, department stores, mass merchants and other specialty retailers, including national chains and independent retailers. We believe that we compete primarily on the basis of style, selection, quality and value of merchandise.

Employees

We have approximately 5,000 employees, including approximately 3,000 part-time employees, and we are not a party to any union contract. Employee relations are considered to be good based on employee retention and industry trends.

Risks and Uncertainties

All statements in this Annual Report on Form 10-K, including those incorporated herein by reference, that do not reflect historical information are forward-looking statements made in reliance upon the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and financial market conditions which affect consumer confidence in the spending environment for home-related purchases; competition; seasonality; success of operating initiatives; new product development and introduction schedules; uninterrupted flow of product; acceptance of new product offerings; inherent safety of product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; ability to renew leases on an economic basis; changes in business strategy or development plans including risks associated with the strategy to move off-mall; availability and terms of borrowings or capital for operating purposes; labor and employee benefit costs; ability to obtain insurance at a reasonable cost; rising fuel and energy costs and their impact on the operations of the business; reliance on technology; security of the technological infrastructure; changes in government or trade regulations including duties on bedroom furniture imports from China and the possibility that the scope of such duties will be expanded to encompass additional countries or product categories; risks associated with international business; fluctuations in foreign currency exchange rates; terrorism; war or threat of war; potential travel or import/export restrictions due to communicable diseases; regional weather conditions; hiring and retention of adequate and qualified personnel. The Company undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof as a result of new information, future events or otherwise.

(d) Financial Information About Geographic Areas

Bombay operates in one industry segment, specialty retailing. Greater than 90% of all revenues results from the sale of home furnishings and accessories through retail stores in the United States and Canada. The remaining portion of our revenues results from the sale of home furnishings and accessories through our wholesale operations, direct-to-customer retail operations and related shipping charges. Our wholesale and direct-to-customer operations have been immaterial to our operations and financial results to-date. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenues and long-lived assets by geographic area (in thousands):

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004 (restated)	February 1, 2003 (restated)
Net revenues:			
United States	$505,499	$526,219	$442,339
Canada	70,588	70,216	51,661
Total	$576,087	$596,435	$494,000
Long-lived assets:			
United States	$91,093	$72,356	$49,435
Canada	7,136	6,247	4,253
Total	$98,229	$78,603	$53,688

(e) Available Information

We make available free of charge through our website, www.bombaycompany.com, all materials that we file electronically with the Securities and Exchange Commission ("SEC"), including our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and Section 16 filings as soon as reasonably practicable after electronically filing such materials with, or furnishing them to, the SEC. During the period covered by this Annual Report on Form 10-K, we made all such materials available through our website as soon as reasonably practicable after filing or furnishing such materials with the SEC.

Any materials filed by the Company with the SEC may also be read and copied at the SEC's Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a website, www.sec.gov, that contains reports, proxy and information statements and other information which we file electronically with the SEC.

ITEM 2. Properties.

We own our United States headquarters office complex of which we occupy approximately 87,000 square feet. We lease stores, distribution centers, regional and Canadian offices under numerous operating leases. Owned and leased facilities are summarized following:

Description	Square Feet Owned	Square Feet Leased
Stores:		
Large format	—	1,570,000
Regular	—	38,000
Outlet	—	200,000
BombayKIDS	—	212,000
Distribution centers:		
Breinigsville, PA	—	410,000
Plainfield, IN	—	300,000
McDonough, GA	—	254,000
Fort Worth, TX	—	250,000
Gilbertsville, PA	—	200,000
Mira Loma, CA	—	156,000
Mississauga, ON, CAN	—	114,000
Offices and storage:		
Mississauga, ON, CAN	—	9,000
Regional sites	—	2,000
Fort Worth, TX	121,000	35,000
	121,000	3,750,000

We lease all of our retail locations and distribution centers under non-cancelable operating leases whose initial terms typically have 10-year terms, expiring between 2005 and 2016, and may include options that permit renewal for additional periods. Rents under the store leases are generally based upon minimum rentals plus additional contingent rentals based upon a percentage of the store's sales volume in excess of specified levels. Store lease terms generally require additional payments covering taxes, common area maintenance charges, insurance and certain other costs.

Rental expense included in the accompanying consolidated statements of operations for operating leases was (dollars in thousands):

	Fiscal 2004	Fiscal 2003 (restated)	Fiscal 2002 (restated)
Minimum rentals	$58,286	$58,470	$50,543
Contingent rentals	296	482	211
Total	$58,582	$58,952	$50,754
Leased year-end square footage	3,750,000	3,167,000	2,787,000

The minimum rental commitments for future fiscal years related to real estate leases that have initial or remaining noncancelable lease terms in excess of one year are as follows (in thousands):

Fiscal	
2005	$ 44,597
2006	43,161
2007	41,758
2008	39,410
2009	37,089
Thereafter	110,729
	$316,744

We believe that the insurance coverage maintained on all properties is adequate.

ITEM 3. Legal Proceedings.

We have certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect our financial position, results of operations or cash flows.

ITEM 4. Submission of Matters to a Vote of Security Holders.

There were no matters submitted to a vote of security holders during the fourth quarter of Fiscal 2004.

PART II

ITEM 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

(a) The principal market for Bombay's common stock is the New York Stock Exchange. The high and low trading prices, quoted by fiscal quarter, follow:

Fiscal Year Ended January 29, 2005	High	Low	Fiscal Year Ended January 31, 2004	High	Low
First quarter	$7.99	$5.44	First quarter	$ 8.69	$4.34
Second quarter	6.49	4.70	Second quarter	12.65	7.80
Third quarter	7.59	4.47	Third quarter	14.11	9.20
Fourth quarter	7.16	5.10	Fourth quarter	13.80	6.30

(b) The approximate number of record holders of common stock on April 28, 2005 was 1,700.

(c) Our credit facility allows us to pay dividends, under the following circumstances: no default or event of default has occurred and is continuing; immediately after giving effect thereto, availability exceeds usage under the line by at least $25 million; and certain other conditions are satisfied. We are not currently, nor have we been, restricted from paying such dividends. However, we have not paid dividends the past two years and will continue to utilize available funds primarily for the expansion of our retail stores and operating purposes.

(d) The information required by this item appears under the caption "Equity Compensation Plan Information" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which information is incorporated herein by reference.

We did not repurchase any of our equity securities during the fourth quarter of Fiscal 2004.

ITEM 6. Selected Financial Data.
(Unaudited)

The following selected financial data has been derived from our consolidated financial statements. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and notes thereto.

	Fiscal Year Ended				
Financial Data:	January 29, 2005	January 31, 2004 (restated)	February 1, 2003 (restated)	February 2, 2002 (restated)	February 3, 2001 (restated)
Net revenues*	$576,087	$596,435	$494,000	$437,457	$423,459
Net revenues increase (decrease)	(3)%	21%	13%	3%	8%
Same store sales increase (decrease)	(12)%	13%	5%	(2)%	5%
Net income (loss)*	$(12,205)	$9,866	$7,228	$3,681	$8,619
Basic earnings (loss) per share	$(.34)	$.28	$.22	$.11	$.26
Diluted earnings (loss) per shares	$(.34)	$.28	$.22	$.11	$.26
Total assets*	$284,173	$269,735	$239,806	$210,623	$209,839
Stockholders' equity*	$181,931	$191,017	$169,117	$158,406	$154,470
Return on average assets	(4.4)%	3.9%	3.2%	1.8%	4.2%
Return on average equity	(6.5)%	5.5%	4.4%	2.4%	5.6%
Operating Data:					
Average sales per store open for full fiscal year*	$1,074	$1,249	$1,098	$1,012	$1,012
Average sales per square foot	$273	$322	$296	$288	$306
Number of stores:					
Beginning of year	471	422	419	408	415
Opened	66	84	28	32	10
Closed	35	35	25	21	17
End of year	502	471	422	419	408
Store composition:					
Large format	384	365	334	324	291
Regular	20	25	37	59	93
Outlet	47	46	46	36	24
BombayKIDS	51	35	5	—	—
Store locations:					
Mall	272	302	328	348	359
Off-mall	183	123	48	35	25
Outlet	47	46	46	36	24
Retail square footage: *					
Large format	1,570	1,459	1,297	1,244	1,116
Regular	38	46	68	107	163
Outlet	200	198	193	151	92
BombayKIDS	212	144	20	—	—
Total	2,020	1,847	1,578	1,502	1,371

Bombay has paid no cash dividends during the periods presented.

*In thousands.

NOTE: In January 2005, we revised our accounting for leases and adopted a policy to capitalize pre-opening rent during the store build out and fixturing periods. We have restated prior years' financial statements to reflect these changes. See Note 2 to the consolidated financial statements for further discussion.

ITEM 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Special Note Regarding Forward-Looking Statements
Certain statements in this Annual Report to Shareholders under "Management's Discussion and Analysis" constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and financial market conditions which affect consumer confidence in the spending environment for home-related purchases; competition; seasonality; success of operating initiatives; new product development and introduction schedules; uninterrupted flow of product; acceptance of new product offerings; inherent safety of product offerings; advertising and promotional efforts; adverse publicity; expansion of the store chain; availability, locations and terms of sites for store development; ability to renew leases on an economic basis; changes in business strategy or development plans including risks associated with the strategy to move off-mall; availability and terms of borrowings or capital for operating purposes; labor and employee benefit costs; ability to obtain insurance at a reasonable cost; rising fuel and energy costs and their impact on the operations of the business; reliance on technology; security of the technological infrastructure; changes in government or trade regulations including duties on bedroom furniture imports from China and the possibility that the scope of such duties will be expanded to encompass additional countries or product categories; risks associated with international business; fluctuations in foreign currency exchange rates; terrorism; war or threat of war; potential travel or import/export restrictions due to communicable diseases; regional weather conditions; hiring and retention of adequate and qualified personnel. The Company undertakes no obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof as a result of new information, future events or otherwise.

Restatement of Previously Issued Financial Statements
During the fourth quarter of Fiscal 2004, we began an evaluation of our lease accounting practices and determined that it was appropriate to restate previously issued financial statements. Historically, we have recognized store lease expense on a straight-line basis beginning on the date that the store opened. This generally had the effect of excluding the pre-opening store build out, fixturing and merchandise stocking periods during which the Company typically had no rent payments. Based upon our evaluation of our lease accounting practices, we have adopted an accounting policy to capitalize rent during the construction period and recognize straight-line rent expense upon the store becoming substantially complete and ready for its intended use, which results in us recording rent expense during the merchandise stocking periods.

Additionally, in prior periods, we reflected proceeds from landlord construction allowances as a separately identified component of cash flows from investing activities in the Consolidated Statements of Cash Flows. We have restated our historical Fiscal 2003 and Fiscal 2002 Consolidated Statements of Cash Flows to reflect such proceeds as a component of cash flows from operating activities.

The restatement includes adjustments to cost of sales, buying and store occupancy costs, income (loss) before income taxes, provision (benefit) for income taxes, net income (loss) and earnings (loss) per share. These changes increased net loss and loss per share by $43,000 and $.00 per diluted share in the first three quarters of Fiscal 2004. The restatement adjustments decreased net income and earnings per share in Fiscal 2003 by $85,000 and $.00 per diluted share, and increased net income and earnings per share in Fiscal 2002 by $11,000 and $.00 per diluted share. Although the restatement did not impact any net cash flows for any period presented, it did have the effect of increasing operating cash flows and increasing investing cash flows by a similar amount. These changes increased net cash provided by operating activities and increased our net cash used in investing activities in Fiscal 2003 and Fiscal 2002 by $11.9 million and $3.5 million, respectively. The restatement also affects periods prior to Fiscal 2002. The impact of the restatement on such prior periods has been reflected as a reduction of $301,000, or less than 1%, to total stockholders' equity as of February 2, 2002 in the accompanying consolidated statement of changes in stockholders' equity. We have also restated the applicable financial information for Fiscal 2003, Fiscal 2002, Fiscal 2001 and Fiscal 2000 in Item 6, Selected Financial Data. For information with respect to the restatement adjustments, see Note 2 to the accompanying consolidated financial statements. This Management's Discussion and Analysis gives effect to these restatements.

The restatement relating to the reflection of proceeds from landlord construction allowances as a component of cash flows from operating activities increased our net cash provided by operating activities and increased our net cash used in investing activities in the three, six and nine month interim periods of Fiscal 2004 by $.5 million, $4.3 million and $8.5 million, respectively, and increased our net cash provided by (used in) operating activities and increased our net cash used in investing activities in the nine month interim period of Fiscal 2003 by $7.4 million.

Executive Overview
Bombay designs, sources and markets a line of proprietary home furnishings that includes large furniture, occasional furniture, wall decor and decorative accessories that is timeless, transitional and classic in its styling. More than 90% of the items are imported from approximately 20 countries worldwide, with more than half of the product coming from China. We are a multi-

channel retailer with store locations, Internet and mail order operations. We have a small wholesale operation that is immaterial to overall revenue but contributes incrementally to profitability.

We focus on several key metrics in managing and evaluating our operating performance and financial condition including the following: same store sales, sales and gross margins by merchandise categories, operating margins as a percentage of revenues, earnings per share, cash flow, return on assets and inventory turn.

We are currently executing a multi-phase turnaround intended to improve Bombay's long-term profitability and generate competitive operating results in line with current market leaders in the sector whose operating profits are in the 8% to 12% range. Fiscal 2004 was an investment year during which many structural issues were addressed.

Phase I of the turnaround commenced during the third quarter of Fiscal 2002 and continued into Fiscal 2003. Our goal was to reclaim market share, generating above average same store sales and validating our positioning within the market place. We reported 13 consecutive months of double-digit same store sales increases beginning in September 2002 and continuing through September 2003. As a result of the strength of these sales, we were able to leverage many of our fixed costs including our buying and occupancy costs, a key component to improving our overall operating margins.

Phase II can be characterized by the aggressive repositioning of our real estate portfolio. During the 1980s and 1990s, our focus was on opening stores in "A" malls throughout North America. As shopping habits have evolved, with alternative venues such as lifestyle centers and big box strip centers gaining popularity, we began to migrate our stores to off-mall locations. In addition to being more convenient for customers and suitable for the sale of large items, such locations typically have lower cost structures, both from a fixed rent perspective and for other common area expenses billed by landlords. Management believes that the movement to the off-mall locations will ultimately result in lower fixed costs for Bombay and will help improve profitability.

Another key aspect of Phase II included aggressively investing in marketing to attract new customers to Bombay and support the move from mall to off-mall. During the late 1990s and early 2000s, we had become increasingly reliant on periodic catalogs to drive customers into the store and did not have marketing vehicles with a broader reach. In Fiscal 2001, the marketing expenditures reached their historical low of 3.4% of revenues. During Fiscal 2002 and Fiscal 2003, we increased our marketing to 4.1% and 4.6% of revenues, respectively, with much of the incremental spending going to support a program for monthly inserts in Sunday newspapers in our top markets.

In addition to investing in new stores, we began making some key investments in our infrastructure intended to serve as the foundation upon which we plan to grow with competitive operating margins. During Phase II, we made investments in our supply chain, in our information technology, in our distribution network and in key leadership positions.

As we began Fiscal 2004, we were facing a number of challenges. We had a lack of new product in our inventory with an assortment over-weighted in basic and core merchandise. We also were effecting a significant number of migrations of our core Bombay stores from mall to off-mall, and at the same time, taking our BombayKIDS stores to critical mass. Additionally, we were anniversarying a year during which we recorded a 13% same store sales increase. We underestimated the impact of these factors, as well as the softness of the environment that would develop in the third and fourth quarters, which led to an overall decline in revenue for the year and a 12% decline in same store sales. The lower revenue base made it difficult to leverage fixed costs throughout the organization and for the year, the Company reported a net loss of $12.2 million.

With respect to our inventory assortment, we made the conscious decision to exit Fiscal 2003 with higher levels of core merchandise than ideal. While the merchandise was salable, it prevented us from bringing in appropriate levels of new fresh product. As a result, both sales and margin suffered. Product flow and newness was further impacted by interruptions in the supply chain caused by the imposition of antidumping duties on bedroom furniture beginning in June 2004. While we were aware of the impending action by the U.S. Department of Commerce and had taken action to move much of our bedroom furniture production from China to Vietnam and other source countries, inefficiencies associated with dealing with new vendors, limited production capacity in these factories as Bombay and other home furnishings retailers sought alternatives to Chinese sources, and the inability, in some cases, to locate factories outside of China that were capable of manufacturing product to Bombay quality and safety specifications, resulted in disruptions in our supply chain and significant voids in the assortment, particularly during the second half of the year.

We believe that we have taken, and are continuing to take, positive actions to correct these situations going forward. We ended the year with a much improved merchandise mix. We have hired a general merchandise manager experienced in overseas sourcing and have modified our plans with respect to new product introductions, eliminating SKU count in certain categories and introducing additional classifications such as home fragrance, designed to increase repeat purchases and boost the overall productivity of the store. We plan to slow the rate of product introduction in key furniture categories, and have taken steps to mitigate risk as we transition from one product line into another. We believe that these actions should help drive improved sales and margins.

We continued to invest in marketing during Fiscal 2004, spending 5.6% of total revenue on advertising. However, we began to see a decline in the effectiveness of the reach vehicles being used and some investments were unwarranted. Going forward, the Company expects to continue to invest in marketing at the rate of 4.5% of revenues on an annual basis but will reallocate funds to focus on driving existing customers in to make additional purchases through the use of more direct mail pieces. We also expect to invest more heavily in new store grand opening support and will readdress certain locations that opened softer than expected during Fiscal 2004 with additional marketing spend.

While Fiscal 2004 was a disappointing year in the short term, there were longer term successes. We have continued to migrate stores successfully from mall to off-mall locations. During Fiscal 2004, we closed 35 stores, of which the majority were mall based. A total of 66 real estate projects, including new stores and relocations, were completed during the year resulting in opening 61 new off-mall locations. The total number of stores grew to 502, a net increase of 31 stores. While assortment issues adversely impacted new stores as well as existing stores, the overall four-wall profit for off-mall stores opened a full year was approximately 350 to 400 basis points higher than those of mall-based stores and the average sales per store was 8% higher. Occupancy costs in the off-mall locations are in line with expectations and represent on average a 15% reduction in per store costs compared to the mall store – in spite of the fact that the average off-mall store size is 27% larger than its mall-based counterpart.

The following table reflects the real estate portfolio at each fiscal year end:

	January 29, 2005		January 31, 2004		February 1, 2003	
	Units	% of total	Units	% of total	Units	% of total
Mall............	272	54%	302	64%	328	78%
Off-mall	183	37	123	26	48	11
Outlet	47	9	46	10	46	11
Total.........	502	100%	471	100%	422	100%

We will continue to invest in the migration of mall to off-mall locations during Fiscal 2005 as leases expire. Overall, we expect to open 45 to 50 stores and close 42 stores during the year. By the end of Fiscal 2005, we expect approximately 44% of our stores to be in off-mall locations.

During Fiscal 2004, we also opened a total of 16 BombayKIDS stores, ending the year with 51 stores. This growth, along with planned openings in Fiscal 2005, has helped us reach critical mass which we expect to result in improved efficiency in the buying, distribution, marketing and field operations functions. We continue to prefer to open BombayKIDS stores adjacent to Bombay locations thus enabling us to leverage cost and introduce a new customer to the Bombay brand.

We will continue to invest selectively in infrastructure and, in this area, we achieved some major goals during Fiscal 2004. In August 2004, we relocated to a new distribution center in the Northeast. The previous location was severely undersized and resulted in excessive use of off-site storage. We also identified and have initiated plans to move to a new distribution center in the metropolitan Toronto area. The new facility will replace our current undersized location and is expected to result in improved operational efficiencies when it opens during the second quarter of Fiscal 2005. We completed the rollout of the new point-of-sale system and the broadband environment to our Canadian stores. We relaunched our Internet site on a more stable, reliable platform. The new site has improved functionality and we expect to make continued enhancements to it in the future. We have made improvements in our planning and allocations systems and expect to continue to invest in this area in order to improve our ability to forecast and assort our stores. While we believe that these investments are critical to our future success, we also need to ensure that our expenses are in line with our revenue base. As a result, we have taken steps in other areas to right size the organization and continue to aggressively control expenses as we seek to restore profitability to the Company.

The infrastructure that we develop and the investments that we make will be critical to the third phase of our turnaround strategy. Our plan is to organically develop other retail concepts and areas of operations that would leverage our core competencies and become new growth vehicles for Bombay. This longer-term strategy is dependent on successfully accomplishing earlier phases, which will be the focus for Fiscal 2005 and beyond.

Other Disclosures

The largest percentage of our sales and operating income is realized in the fourth fiscal quarter, which includes December (Christmas season).

Same store sales comparisons are calculated based upon revenue from stores opened for more than 12 months. Stores converted from the regular format to the large format and stores relocated from mall to off-mall locations are classified as new and are excluded from same store sales until they have been opened for 12 months. Stores relocated within a mall and whose size is significantly changed are treated as new stores and are excluded from the same store sales calculation until opened for a full year. Remodeled stores remain in the computation of same store sales.

Cost of sales includes all costs associated with the purchase of product including, but not limited to, vendor cost, inbound transportation costs, duties, commission, inspections, quality control, warehousing and outbound transportation costs. Buying costs include costs associated with our buying department, consisting primarily of salaries, travel, product development and product sample costs. Store occupancy costs include costs such as rent, real estate taxes, common area maintenance charges, utilities and depreciation and amortization of leasehold improvements and other fixed assets relating to our retail locations.

The impact of inflation on operating results is typically not significant because the majority of our products are proprietary. We attempt to alleviate inflationary pressures by improving designs, finding alternative production sources in lower cost countries and increasing selling prices (subject to competitive conditions).

An anti-dumping petition against China furniture makers for allegedly dumping bedroom furniture was filed during 2003. This created some disruption in the industry and in our flow of product as we shifted orders to vendors with production capacity in other countries in preparation for the unfavorable duties. The actual duties determined by the U.S. Department of Commerce were announced late in 2004 and we do not expect the impact of these duties to have a material effect on operations going forward.

Bombay has a retail (52-53 week) fiscal year, which ends on the Saturday nearest January 31. The periods ended January 29, 2005 ("Fiscal 2004"), January 31, 2004 ("Fiscal 2003") and February 1, 2003 ("Fiscal 2002") reflect 52 weeks.

Net Revenues

Net revenues consist of sales to retail customers, through store, mail order and Internet, and wholesale sales, through Bailey Street and to our international licensees, as well as shipping fees and other revenues. Shipping fees reflect revenue from customers for delivery of merchandise. Other includes royalties and territory fees from international licensees.

Net revenues *(in millions)*	Fiscal 2004	Fiscal 2003	Fiscal 2002
Retail	$551.5	$571.8	$478.3
Wholesale	17.0	17.7	10.8
Shipping	7.2	6.6	4.6
Other	.4	.3	.3
Total	$576.1	$596.4	$494.0

Merchandise category	Fiscal 2004	Fiscal 2003	Fiscal 2002
Accessories	40%	39%	42%
Large furniture	29	30	26
Occasional furniture	19	19	19
Wall decor	12	12	13
Total	100%	100%	100%

Fiscal 2004

Net revenues decreased $20.3 million, or 3%, to $576.1 million, compared to $596.4 million in Fiscal 2003. Revenues from retail operations decreased $19.8 million, or 3%, from the previous year. Same store sales declines of 12% were partially offset by sales from new stores, which contributed approximately $85.7 million in net sales. During the year, we opened 50 large format stores and 16 BombayKIDS stores. Increases from new stores were partially offset by the closing of 31 large format stores and four regular stores which, in aggregate, contributed approximately $48.4 million to net sales in Fiscal 2003. Direct-to-customer revenues increased 6% to $31.7 million from $29.8 million in the previous year, attributable to 25% growth in Internet sales, which more than offset the 31% decline in mail order revenues. Wholesale revenues declined slightly to $18.9 million from $19.5 million in Fiscal 2003 due primarily to a decline in the Bailey Street business.

All regions of the U.S. and Canada reported low double digit same store sales declines. We ended Fiscal 2004 with 384 large format stores, 20 regular stores, 47 outlets and 51 BombayKIDS stores. Total retail square footage increased 9% from Fiscal 2003 year end, while the store count increased by a net 31 units. The number of retail transactions for the year increased by approximately 8%, and the average ticket decreased to $77.

Fiscal 2003
Net revenues increased $102.4 million, or 21%, to $596.4 million, compared to $494.0 million in Fiscal 2002. Revenues from retail operations increased $94.9 million, or 20%, from the prior year. Both new stores and same store sales increases contributed to the growth. Same store sales increased 13% for the year while stores classified as new stores during Fiscal 2003 contributed approximately $51.8 million in net sales. During the year, we opened 53 large format stores, 30 BombayKIDS stores and one outlet. In addition, we converted four regular stores to the large format. Increases from new stores were partially offset by the closing of 26 large format stores, eight regular stores and one outlet which, in aggregate, contributed approximately $24.9 million in net sales in Fiscal 2002. Direct-to-customer revenues increased 44% to $29.8 million, from $20.6 million, due to strong Internet sales, partially offset by a decrease of approximately 10% in mail order sales. The remainder of the increase relates to growth in our wholesale operations, in particular, Bailey Street, where revenues increased 88%, to $15.8 million from $8.4 million in Fiscal 2002.

All regions of the U.S. and Canada reported positive same store sales, with all but the Midwest reporting double-digit sales increases. At the end of Fiscal 2003, we had 365 large format stores, 25 regular stores, 46 outlets and 35 BombayKIDS stores. Total retail square footage increased 17% compared to year-end Fiscal 2002, while the store count increased by a net 49 units. The number of retail transactions for the year increased by almost 15% and the average ticket increased to $86 from $82 in Fiscal 2002.

Cost of Sales, Buying and Store Occupancy Costs

(In millions)

	Fiscal 2004	Fiscal 2003 (restated)	Fiscal 2002 (restated)
Cost of sales, buying and occupancy costs	$420.7	$412.7	$344.0
Shipping	7.9	8.8	5.6
Total	$428.6	$421.5	$349.6

Fiscal 2004
Cost of sales, including buying and store occupancy costs, for Fiscal 2004 was $428.6 million, or 74.4% of revenues, up from 70.7% of revenues in Fiscal 2003. Product margins declined 130 basis points as a result of issues with merchandise mix, promotional activity and a general softness in the home furnishings retail sector. Additionally, distribution costs had a negative impact on margins as they were deleveraged on a lower sales volume. Buying and store occupancy costs increased 240 basis points, reflecting the deleveraging impact of these relatively fixed costs compared to the lower sales volume. Buying and store occupancy costs included impairment charges totaling $.5 million to write down the fixed assets related to ten unprofitable stores.

Fiscal 2003
Cost of sales, including buying and store occupancy costs, for Fiscal 2003 was $421.5 million, or 70.7% of revenues. As a percentage of revenues, these costs improved from 70.8% in Fiscal 2002. Product margins declined 210 basis points as we focused on our value offerings at key price points designed to increase market share and drive sales volumes. Buying and store occupancy costs declined as a percentage of revenues to 16.8% from 19.1% in Fiscal 2002, reflecting the significant leverage gained as a result of higher same store sales. Buying and store occupancy costs included impairment charges totaling $.2 million to write down the fixed assets related to eight unprofitable stores.

Selling, General and Administrative Expenses

Fiscal 2004
Selling, general and administrative expenses were $165.7 million compared to $158.4 million in Fiscal 2003. As a percentage of revenues, expenses increased to 28.8% in Fiscal 2004 compared to 26.6% in Fiscal 2003.

At the store level, expenses increased $2.4 million, or 90 basis points. The increase was driven primarily by a $2.0 million increase in store payroll resulting from the higher store count over the course of the year. On a per store basis, total costs were down as we tightly managed expenses in a soft sales environment. The 90 basis point increase as a percentage of revenue is the result of the same store sales declines and a general softness in sales for all stores making it difficult to leverage fixed costs, particularly early in the year when store payroll costs tend to be more fixed in nature.

Marketing and visual merchandising costs increased approximately $1.5 million or 40 basis points to 5.6% of total revenue. The increase in this category resulted from our decision to continue to invest in marketing despite the soft sales trend in order to drive traffic and reach new customers.

Corporate office selling, general and administrative expenses increased $3.4 million, or 90 basis points over the prior year, due to higher medical and other insurance costs of $2.7 million and higher severance expenses of $.7 million associated with right-sizing the organization. Additionally, audit expenses increased approximately $.6 million as a result of the new requirements for compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Internet and mail order selling, general and administrative expense increased by $1.1 million due to higher internet sales and higher hosting and design costs as we launched our updated website on a new platform. Also, we had approximately $.8 million less foreign exchange gain resulting from changes in the Canadian dollar exchange rate, in addition to other less significant changes. Current year depreciation was $2.0 million lower than in Fiscal 2003 as a result of the prior year charge of $2.1 million associated with replacing the Company's point-of-sales system. Additionally, corporate incentive-based compensation expense was $1.4 million lower in Fiscal 2004 than in Fiscal 2003.

Fiscal 2003
Selling, general and administrative expenses, including marketing, were slightly lower at 26.6% of revenues in Fiscal 2003 compared to 26.8% of revenues in Fiscal 2002. In dollars, total selling, general and administrative expenses were $158.4 million compared to $132.3 million in Fiscal 2002, an increase of $26.1 million.

At the store level, costs increased $13.7 million but declined slightly as a percentage of sales. Major factors contributing to the increased costs include factors associated with the increase in volume and number of stores such as higher store payroll and bonuses, which increased $9.3 million, and higher costs associated with credit card processing and collections, which increased $1.2 million. Store payroll declined 30 basis points as a percentage of revenue due to leveraging against the higher sales base while store bonuses, which are based upon improvement in store level profitability from the comparative prior year period, increased 10 basis points. Other store level initiatives that resulted in higher selling, general and administrative costs included the replacement of the point-of-sale dial-up environment with a new broadband communication network which resulted in increased costs of approximately $1.1 million, and store opening and closing expenses of $0.6 million.

Marketing costs, including visual merchandising costs, increased $7.5 million, or 50 basis points, as we increased our distribution of monthly Sunday newspaper inserts from three markets in late Fiscal 2002 to 21 markets in Fiscal 2003, in order to attract new customers and drive traffic into the stores. Growth in Internet marketing, support for new store openings and general increase attributable to the increased store count also contributed to the higher marketing dollars.

Corporate office selling, general and administrative expenses increased $4.9 million compared to the prior year but declined approximately 40 basis points as a percentage of revenue as we leveraged insurance and payroll costs against the higher revenue base. Corporate payroll, including bonuses, increased $3.5 million as we built infrastructure to support the current and future growth plans. Insurance costs declined slightly primarily due to favorable experience relating to workers' compensation insurance. Costs associated with infrastructure investment in systems resulted in an increase in depreciation and amortization cost and related operating costs of approximately $2.1 million. Internet selling and operating costs also contributed to the increase during the period. These cost increases were partially offset by foreign exchange gains of $1.4 million related to the strengthening of the Canadian dollar, and costs incurred during Fiscal 2002 of $1.3 million related to the settlement of a California wage and hour lawsuit and $1.1 million relating to the departure of the former Chief Executive Officer.

Interest

Fiscal 2004
During Fiscal 2004, we had interest income of $67,000 and interest expense of $601,000, compared to interest income of $176,000 and interest expense of $621,000 in Fiscal 2003. Interest income declined as we had lower levels of invested cash balances during the year resulting from the lack of profitability. However, interest expense also declined as we managed inventory levels and maintained average borrowing levels lower than in Fiscal 2003.

Fiscal 2003
During Fiscal 2003, we had interest income of $176,000 and interest expense of $621,000, compared to interest income of $331,000 and interest expense of $152,000 in Fiscal 2002. Decline in interest income and increase in expense are the result of lower invested cash balances and greater utilization of the credit facility in the current year. Funds were primarily used to finance our capital expansion plan, with the addition of 49 locations, and higher inventory levels to support both the higher store count and the increase in same store sales.

Income Taxes

We provided income tax benefit of $6.5 million in Fiscal 2004 and income tax expense of $6.2 million and $5.1 million in Fiscal 2003 and Fiscal 2002, respectively. The effective rates were 34.6%, 38.7% and 41.2% in the respective periods. Fluctuations in the effective rate were primarily related to foreign taxes associated with our Canadian subsidiary and the relative significance of the profit generated by the Canadian subsidiary to the overall consolidated entity, as well as the impact of state tax expenses that have not changed proportionately to income (loss) before income taxes.

Liquidity and Capital Resources

The primary sources of liquidity and capital resources are cash flows from operations and a line of credit. We have a secured, revolving credit agreement with a group of banks, with an aggregate commitment of up to $125 million for working capital, inventory financing and letter of credit purposes. The available commitment under the facility is limited to a borrowing base generally comprised of 75% of eligible inventory and 85% of receivables, as defined in the credit agreement and with seasonal and reserve adjustments. The aggregate commitment under the facility can be increased to $175 million prior to September 15, 2007, at the request of the Company. At January 29, 2005, the bank commitment was $70.2 million, and $61.4 million was available for borrowings or additional letters of credit. The credit facility expires September 15, 2009.

Fiscal 2004

During Fiscal 2004, we ended the year with cash and long-term investments of $9.2 million, $16.5 million lower than at the previous year end. Capital expenditures were the primary use of cash, at $36.9 million, as we opened 66 stores, including 50 large format stores and 16 BombayKIDS locations, and a distribution center during the year in addition to routine purchases of software and equipment.

Although we recorded a net loss of $12.2 million, cash provided by operations was $19.3 million, due primarily to non-cash depreciation and amortization of $18.8 million and an increase in accounts payable and accrued expenses of $15.8 million. Cash flows from operations also reflects $11.6 million of landlord construction allowances from store and distribution center landlords that help reduce the net outlay of cash related to the new construction.

At January 29, 2005, inventory balances were $5.8 million higher than at January 31, 2004, due primarily to higher level of merchandise in-transit from the vendors as of the end of the year. Inventory at the store level and in the distribution centers was similar to last year's levels. Inventory was $72 per square foot of retail space as of the end of Fiscal 2004 compared to $75 per square foot last year. On a per store basis, inventories decreased to $288,000 per store compared to $294,000 per store last year. We believe that the quality of merchandise is much improved compared to last year with a greater portion of the assortment consisting of new product to support Fiscal 2005 sales.

From a liquidity and capital expenditures standpoint, our strategy is to utilize our credit facility to finance seasonal borrowings and working capital required by store growth while we utilize cash flow from operations and our balance sheet to finance our capital programs. The operating loss for Fiscal 2004 and the resulting decline in the cash balance has caused us to reassess our liquidity and capital program and investigate alternatives to fund the continued migration of stores from mall to off-mall and the growth of the BombayKIDS stores. Management has developed a plan that calls for a reduction in store growth for Fiscal 2005 compared to levels previously announced and the disposal of certain assets which are either non-operating assets or are not an integral component of our core operations. In November, we announced that we plan to divest the Bailey Street wholesale operations. We are currently in the process of assessing sale and liquidation scenarios as well as a combination of both. Substantially all of the assets of Bailey Street are current assets (inventory and accounts receivable). We also plan to sell non-operating assets, including a Company-owned building occupied by a third party and a parcel of land adjacent to our Company headquarters, in order to supplement our available capital. We expect that the proceeds from the sale and/or liquidation of our Bailey Street operation, along with the sale of land and building, should be adequate, when added to expected cash flow from operations, to fund our capital expenditure program and result in a higher cash balance at the end of Fiscal 2005.

Our capital requirements for Fiscal 2005 are estimated to be $20 to $25 million and includes opening 45 to 50 new stores during the year while closing approximately 42 stores, resulting in an ending store count of approximately 505 to 510 stores. Other capital expenditure plans include the opening of a new distribution center to replace an existing undersized facility in Canada and continued investment in information systems.

In connection with continuing operations, we have various contractual obligations and commercial commitments requiring payment in future periods, summarized in the table below.

(In thousands)	Payments Due by Period				
	Total	Less than 1 Year	1 – 3 Years	4 – 5 Years	After 5 Years
Contractual Obligations					
Real estate operating leases	$317,636	$ 45,489	$124,329	$71,168	$76,650
Unconditional purchase orders	163,784	163,784	—	—	—
Equipment operating leases	2,256	850	1,366	40	—
Employment contracts	3,265	2,950	315	—	—
Other contractual obligations	13,844	11,659	2,185	—	—
Total contractual cash obligations	$500,785	$224,732	$128,195	$71,208	$76,650
Commercial Commitments					
Import letters of credit	$5,870	$5,870	$ —	$ —	$ —
Standby letters of credit	2,942	2,942	—	—	—
Guarantees of travel cards	199	199	—	—	—
Total commercial commitments	$9,011	$9,011	$ —	$ —	$ —

Fiscal 2003

During Fiscal 2003, we used $31.0 million of cash, ending the year with $25.6 million in cash and long-term investments. The decline in the level of cash from Fiscal 2002, for both year-end comparisons and throughout the period, is due to our higher capital expenditures and corresponding inventory levels in Fiscal 2003 to support the additional stores and growth in same store sales. The primary sources of cash were net income, including non-cash depreciation, amortization expense and deferred tax expense, as well as the exercise of stock options. Cash was primarily used for capital expansion, partially offset by construction allowances granted by landlords, and to purchase additional inventory to support the larger store base and increased same store sales. Other significant uses of cash included the payment of federal income taxes and a decrease in other current assets, primarily due to a decrease in prepaid rent resulting from the timing of the end of the fiscal period.

Capital expenditures totaled $41.1 million and included the costs of opening 53 large format stores, 30 KIDS stores, one outlet, a distribution center in Plainfield, Indiana, investments in new point-of-sale, planning and allocation and other systems and routine purchases of equipment. These expenditures were partially offset by construction allowances of $11.9 million granted by landlords.

At January 31, 2004, inventory levels were $138.9 million or $36.1 million higher than at February 1, 2003. This increase represents investments to support the additional number of stores and higher sales levels. The year end level was above desired levels as a result of aggressively buying to Christmas sales that did not materialize.

Critical Accounting Policies

In the course of preparing the financial statements, management makes certain judgments relative to accounting policies that are appropriate in the circumstances and the application of those policies. The following policies are those deemed to be most critical.

Inventory Valuation

Inventories are valued at the lower of cost or market, with cost being determined based upon the weighted average inventory method. Cost is calculated based upon the actual landed cost of an item at the time it is received in the warehouse based upon actual vendor invoices, or estimates of costs for which an invoice is not present, or for which an allocation of shared costs is required. In addition, we include the cost of warehousing and transporting product to the stores in our costs.

We regularly evaluate our compliance with the lower of cost or market principle. Items are evaluated by SKU and, to the extent that the cost of the item exceeds the current selling price, provision is made to reduce the carrying cost of the item. Additionally, we review the aging of our inventory by SKU. The carrying cost of the item is reduced based upon certain age criteria and product category. Since the determination of carrying value of inventory involves both estimation and judgment of cost and market value, differences in these estimates could result in valuations that vary from the recorded amount.

Each month, we record an allowance for shrinkage to provide for the estimated cost of lost or stolen inventory. The amount of the allowance is determined based upon the historical shrinkage results and is adjusted at least annually to reflect current circumstances. Inventory is physically counted at all locations at least once each year, at which time actual results are reflected in the financial statements. Physical counts were taken at substantially all stores and distribution centers during January 2005.

Impairment of Long-Lived Assets

We review long-lived assets with definite lives at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life using a probability-weighted approach to estimate the fair value of the store assets. These projections consider such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the estimated future cash flows are less than the carrying value of the assets, we record an impairment charge equal to the difference between the assets' fair value and carrying value. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

Income Taxes

In determining net loss for financial statement purposes, we make certain estimates and judgments in the calculation of tax benefit and the resulting tax liabilities and in the recoverability of deferred tax assets.

In the ordinary course of business, there may be transactions and calculations where the ultimate tax outcome is not certain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe that the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the current and historical income tax provisions and accruals.

Deferred tax assets are recognized for items that have a difference between the time they are deductible for financial statement purposes and for tax purposes as well as for net operating loss carryforwards and credit carryforwards. As of January 29, 2005, we have recorded $9.4 million of net deferred tax assets, including net operating loss and credit carryforwards of $4.0 million recorded during Fiscal 2004 as a result of our net taxable loss exceeding amounts for which a carryback was available.

Statement of Financial Accounting Standards ("SFAS") No. 109, *Accounting for Income Taxes*, requires that deferred tax assets be reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the recorded deferred tax assets will not be realized in future periods. This assessment requires significant judgment, and the fact that a benefit may be expected for a portion but not all of a deferred tax asset increases the judgmental complexity.

We evaluate the realizability of our deferred tax assets on an ongoing basis, considering all available positive and negative evidence, including the reversal patterns of the assets, our past results, the existence of cumulative losses in recent years, our forecast of future taxable income and on-going prudent and feasible tax planning strategies. A significant factor impacting our evaluation of the deferred tax assets recorded as of January 29, 2005, was the net loss recognized for Fiscal 2004. We believe that the performance of Fiscal 2004 will not be repeated and that we will return to profitability in Fiscal 2005 and beyond for the following reasons:

- We entered 2005 with an improved inventory mix having elected to clear much of the undesirable inventory in late Fiscal 2004 whereas last year, we entered the year with an oversupply of core and basic merchandise, which restricted our ability to introduce new, fresh product into the assortment and resulted in higher inventory carrying costs.
- We have taken measures to substantially improve our merchandise assortment and the process by which we introduce new product and exit old product under the leadership of our new general merchandise manager.
- We do not expect the supply chain interruption and additional costs that we experienced as a result of the imposition of antidumping duties on bedroom furniture from China, which necessitated moving production from China to Vietnam and other alternative source countries.
- We have an increased number of stores in off-mall locations where operating costs are lower and where we have experienced higher average sales volumes, thus helping to improve the overall profitability of our stores. Additionally, many of these stores were relatively new or were the result of migrating from mall to off-mall locations. As the stores become more mature, we expect overall sales volumes to strengthen.
- We have fewer new store openings planned for Fiscal 2005, which will reduce store opening expenses and help to reduce the cannibalization of existing stores, thereby enhancing profitability.
- We have taken steps to reduce general and administrative costs in order to right size the organization and improve profitability.

Based upon our evaluation, we have concluded that it is more likely than not that the benefit of the deferred tax assets will be realized and, thus, no valuation allowance has been established as of January 29, 2005. However, if our plans for the return to profitability in the future do not come to fruition, or if other conditions indicate that the benefit of the deferred tax assets is more likely than not to be realized, we will record a valuation allowance to reduce the assets to their realizable value. Such valuation allowance, if established, would serve to increase our tax expense and reduce net income in the period in which it is recorded.

Insurance

We are self-insured with respect to medical and dental insurance coverage offered to our eligible employees, up to a maximum of $150,000 per claim. Above that amount, medical insurance coverage is in place. In connection with the self-insured portion, we maintain a liability for claims that are in the process of being paid and those that have been incurred but not yet reported to our insurance carrier. We base the amount of the liability upon historical claims experience and actuarial estimates regarding the exposure for claims incurred but not yet reported. At January 29, 2005, the balance of the medical and dental liability was $957,000.

Since Fiscal 2001, we have also maintained workers' compensation insurance coverage with a deductible of up to $150,000 per claim. At January 29, 2005, we had recorded a liability of $3.1 million, representing the estimated amount that will have to be paid in future periods related to the settlement of claims under the insurance policies for Fiscal 2001 through Fiscal 2004. The amount of the liability reflects expected remaining workers' compensation claims based upon actuarial estimates, utilizing historical claims experience and other relevant information and trends. Prior to Fiscal 2001, our workers' compensation insurance was not subject to a deductible. Beginning in Fiscal 2005, our workers' compensation insurance deductible will be $250,000 per claim.

If circumstances change or if information becomes available that would indicate that future payments with respect to insurance liabilities would be different than what was previously estimated, we will adjust such liabilities accordingly. Since the amounts recorded for insurance liabilities are based upon various estimates, actual future requirements could vary from the recorded liabilities.

New Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation 46, *Consolidation of Variable Interest Entities - An Interpretation of ARB No. 51* ("FIN 46"). FIN 46 is intended to clarify the application of ARB No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. For those entities, a controlling financial interest cannot be identified based on an evaluation of voting interests and may be achieved through arrangements that do not involve voting interests. The consolidation requirement of FIN 46 was effective immediately to variable interests in variable interest entities ("VIEs") created or obtained after January 31, 2003. FIN 46 also sets forth certain disclosures regarding interests in VIEs that are deemed significant, even if consolidation is not required. In December 2003, the FASB issued FIN 46 (revised December 2003), *Consolidation of Variable Interest Entities* ("FIN 46R"), which delayed the effective date of the application of FIN 46 to us for non-special purpose VIEs acquired or created before February 1, 2003, to our interim period ended on May 1, 2004, and provided additional technical clarifications to implementation issues. During Fiscal 2004, we adopted the provisions of FIN 46R. Since we do not have any VIEs, the adoption of FIN 46R had no impact on our consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS No. 151, *Inventory Costs.* SFAS 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than as a portion of the inventory cost. SFAS 151 is effective for Fiscal 2006, at which time we will adopt the provisions of the standard. We do not expect the adoption of the standard to have a material impact on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (Revised 2004) ("123R"), *Share-Based Payment.* SFAS 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The primary focus of SFAS 123R is on employee services obtained in share-based payment transactions. SFAS 123R requires that all share-based payments to employees be recognized in the financial statements based upon their fair values. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. The standard is effective for our financial statements beginning in Fiscal 2006, at which time we will adopt its provisions. We are in the process of planning our implementation and evaluating the impact of adoption on our consolidated financial position and results of operations.

ITEM 7A. Quantitative and Qualitative Disclosures About Market Risk.

Market risk represents the potential loss arising from adverse changes in the value of financial instruments. The risk of loss is assessed based upon the likelihood of adverse changes in fair values, cash flows or future earnings.

We have exposure to interest rate risk, as borrowings under our credit facility are based upon LIBOR, prime and other benchmark rates which may fluctuate with market conditions. Based upon our seasonal borrowing levels, management does not believe that a change in interest rates of 100 basis points would have a significant impact on our consolidated financial position or results of operations.

International purchases of inventory are primarily denominated in United States dollars, which reduces our risk to foreign exchange rate fluctuation. Our greatest foreign exchange exposure is with respect to intercompany transactions with our Canadian subsidiary and translation of their financial statements for inclusion in our consolidated financial statements.

As of January 29, 2005 we had no debt or other market risk sensitive instruments.

ITEM 8. Financial Statements and Supplementary Data.

The index to the consolidated financial statements is found on page 28. Our consolidated financial statements and notes to the consolidated financial statements follow the index.

ITEM 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures.

There have been no changes in or disagreements with accountants on accounting or financial disclosures.

ITEM 9A. Controls and Procedures.

Disclosure Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) that are designed to provide reasonable assurance that the information that we are required to disclose in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. It should be noted that, because of inherent limitations, our disclosure controls and procedures, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the disclosure controls and procedures are met.

Management began a review of our accounting policies and practices with respect to leases during the fourth quarter of Fiscal 2004 based upon their monitoring of restatement activity and the related communication within the retail industry. As a result of this internal review, we identified errors in our reporting of landlord allowances within the consolidated statements of cash flows. Landlord allowances, although clearly separately identified, were improperly included as a component of cash flows from investing activities instead of cash flows from operating activities. Accordingly, we have restated our consolidated statements of cash flows for Fiscal 2003 and Fiscal 2002. Management, with the participation of the Chief Executive Officer and Chief Financial Officer, has performed an evaluation of our disclosure controls and procedures as of January 29, 2005, and for the reason set forth below, our Chief Executive Officer and Chief Financial Officer have concluded that as of January 29, 2005, our disclosure controls and procedures were not effective at a reasonable level of assurance, based on the evaluation of these controls and procedures as required by Exchange Act Rule 13a-15(b).

In light of the material weakness described below, we performed additional analysis and other procedures to ensure that our consolidated financial statements were prepared in accordance with generally accepted accounting principles. Accordingly, management believes that the financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations and cash flows for the periods presented in conformity with accounting principles generally accepted in the United States of America.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Exchange Act Rule 13a-15(f). Our internal control over financial reporting is a process that is designed under the supervision of our Chief Executive Officer and Chief Financial Officer, and effected by our Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Our internal control over financial reporting includes those policies and procedures that:

i. Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

ii. Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures recorded by us are being made only in accordance with authorizations of our management and Board of Directors of the Company; and

iii. Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management, with the participation of our Chief Executive Officer and Chief Financial Officer, performed an assessment of the effectiveness of the Company's internal control over financial reporting as of January 29, 2005. In making this assessment, we used the criteria set forth in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO").

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. Management has concluded that as of January 29, 2005, our controls over the selection and application of our lease accounting policies related to the classification of landlord allowances within the consolidated statements of cash flows were ineffective to ensure that such leasing transactions were reported in the consolidated statements of cash flows in accordance with accounting principles generally accepted in the United States of America. Specifically, the deficiency in our controls over the selection and application of our lease accounting policies failed to identify misstatements in the reporting of cash provided by operating activities and cash used in investing activities reported in the consolidated statements of cash flows, which resulted in the restatement of our Fiscal 2003 and Fiscal 2002 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of cash provided by operating activities and cash used in investing activities that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management, with the participation of our Chief Executive Officer and Chief Financial Officer, has determined that this control deficiency constituted a material weakness. Because of this material weakness, management has concluded that as of January 29, 2005, we did not maintain effective internal control over financial reporting based on the criteria established in *Internal Control-Integrated Framework* issued by the COSO.

Our independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited our management's assessment of the effectiveness of the Company's internal control over financial reporting as of January 29, 2005 as stated in their report, which is included herein.

Changes in Internal Control Over Financial Reporting

No changes in our internal control over financial reporting occurred during the fiscal quarter ended January 29, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

In the first quarter of 2005, the Company enhanced its monitoring of developments surrounding the accounting for leases and revised its accounting policies with respect to classification of tenant allowances.

ITEM 9B. Other Information.

There were no events during the fourth fiscal quarter requiring disclosure in a report on Form 8-K, other than those previously reported on a Form 8-K.

PART III

ITEM 10. Directors and Executive Officers of the Registrant.

We have adopted a code of ethics that applies to all employees including our principal executive officer and principal financial and accounting officer. A copy of the Code of Business Conduct and Ethics was previously filed as an Exhibit to the Annual Report on Form 10-K for the year ended January 31, 2004 and is incorporated herein by reference. In addition, the code is posted on our website at www.bombaycompany.com or can be obtained, free of charge, upon request from the office of the Corporate Secretary.

Other information required under Item 10 appears under the captions "Election of Directors", "Executive Officers of the Company", "Meetings and Committees of the Board" and "Section 16(a) Beneficial Ownership Reporting Compliance" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 11. Executive Compensation.

The information required by this item appears under the captions "Executive Compensation" and "Compensation of Directors" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item appears under the captions "Equity Compensation Plan Information" and "Security Ownership" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

ITEM 13. Certain Relationships and Related Transactions.

There were no relationships or related transactions during the reporting period which require disclosure.

ITEM 14. Principal Accountant Fees and Services.

The information required by this item appears under the captions "Independent Registered Public Accounting Firm's Fees" and "Audit Committee's Pre-approval Policy and Procedures" in the Definitive Proxy Statement of The Bombay Company, Inc. relating to the Company's Annual Meeting of Shareholders, which is incorporated herein by reference.

PART IV

ITEM 15. Exhibits and Financial Statement Schedules.

(a) The following documents are filed as a part of this Annual Report for The Bombay Company, Inc. and its subsidiaries:

(1) Financial Statements:

Report of Independent Registered Public Accounting Firm
Consolidated Statements of Operations for the Fiscal Years Ended January 29, 2005, January 31, 2004 and February 1, 2003
Consolidated Balance Sheets at January 29, 2005 and January 31, 2004
Consolidated Statements of Stockholders' Equity for the Fiscal Years Ended January 29, 2005, January 31, 2004 and February 1, 2003
Consolidated Statements of Cash Flows for the Fiscal Years Ended January 29, 2005, January 31, 2004 and February 1, 2003
Notes to Consolidated Financial Statements

(2) Financial statement schedules not included in this Form 10-K Annual Report have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

(3) Exhibits:

A list of exhibits required to be filed as part of this report is set forth in the Index to Exhibits, which immediately precedes such exhibits, and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE BOMBAY COMPANY, INC.
(Registrant)

Date: April 29, 2005

/s/ JAMES D. CARREKER
James D. Carreker
Chairman of the Board and
Chief Executive Officer

Pursuant to the requirements of the Securities and Exchange Act of 1934, this has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Position	Date
/s/ JAMES D. CARREKER James D. Carreker	Chairman of the Board and Chief Executive Office	April 29, 2005
/s/ NIGEL TRAVIS Nigel Travis	Lead Director	April 27, 2005
/s/ JOHN H. COSTELLO John H. Costello	Director	April 27, 2005
/s/ SUE T. GROENTEMAN Sue T. Groenteman	Director	April 28, 2005
/s/ PAUL J. RAFFIN Paul J. Raffin	Director	April 27, 2005
/s/ JULIE L. REINGANUM Julie L. Reinganum	Director	April 27, 2005
/s/ LAURIE M. SHAHON Laurie M. Shahon	Director	April 27, 2005
/s/ BRUCE R. SMITH Bruce R. Smith	Director	April 27, 2005
/s/ ELAINE D. CROWLEY Elaine D. Crowley	Senior Vice President, Chief Financial Officer and Treasurer	April 29, 2005

Index to Financial Statements and Supplementary Data

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of
The Bombay Company, Inc.:

We have completed an integrated audit of The Bombay Company, Inc.'s fiscal 2004 consolidated financial statements and of its internal control over financial reporting as of January 29, 2005 and audits of its fiscal 2003 and fiscal 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of The Bombay Company, Inc. and its subsidiaries (the "Company") at January 29, 2005 and January 31, 2004, and the results of their operations and their cash flows for each of the three years in the period ended January 29, 2005 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the consolidated financial statements, the Company has restated its fiscal 2003 and fiscal 2002 consolidated financial statements.

Internal control over financial reporting

Also, we have audited management's assessment, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A, that The Bombay Company, Inc. did not maintain effective internal control over financial reporting as of January 29, 2005, because the Company did not maintain effective controls over its selection and application of lease accounting policies related to the classification of landlord allowances within the Company's consolidated statements of cash flows, based on criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or a combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment. As of January 29, 2005, management has concluded that the Company's controls over the selection and application of its lease accounting policies related to the classification of landlord allowances within the consolidated statements of cash flows were ineffective to ensure that such leasing transactions were reported in the consolidated statements of cash flows in accordance with accounting principles generally accepted in the United States of America. Specifically, the deficiency in the Company's controls over the selection and application of its lease accounting policies failed to identify misstatements in the reporting of cash provided by operating activities and cash used in investing activities reported in the consolidated statements of cash flows, which resulted in the restatement of the Company's fiscal 2003 and fiscal 2002 annual consolidated financial statements. Additionally, this control deficiency could result in a misstatement of cash provided by operating activities and cash used in investing activities that would result in a material misstatement to annual or interim financial statements that would not be prevented or detected. Accordingly, management has determined that this control deficiency constitutes a material weakness. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the fiscal 2004 consolidated financial statements, and our opinion regarding the effectiveness of the Company's internal control over financial reporting does not affect our opinion on those consolidated financial statements.

In our opinion, management's assessment that The Bombay Company, Inc. did not maintain effective internal control over financial reporting as of January 29, 2005, is fairly stated, in all material respects, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO. Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, The Bombay Company, Inc. has not maintained effective internal control over financial reporting as of January 29, 2005, based on criteria established in *Internal Control – Integrated Framework* issued by the COSO.

PricewaterhouseCoopers LLP
Fort Worth, Texas
April 29, 2005

Consolidated Statements of Operations

The Bombay Company, Inc. and Subsidiaries
(In thousands, except per share amounts)

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004 (restated)	February 1, 2003 (restated)
Net revenues	$576,087	$596,435	$494,000
Costs and expenses:			
Cost of sales, buying and store occupancy costs	428,561	421,459	349,582
Selling, general and administrative expenses	165,658	158,446	132,305
Interest income	(67)	(176)	(331)
Interest expense	601	621	152
	594,753	580,350	481,708
Income (loss) before income taxes	(18,666)	16,085	12,292
Provision (benefit) for income taxes	(6,461)	6,219	5,064
Net income (loss)	$(12,205)	$ 9,866	$ 7,228
Basic earnings (loss) per share	$(.34)	$.28	$.22
Diluted earnings (loss) per share	$(.34)	$.28	$.22
Average common shares outstanding	35,697	34,649	33,048
Average common shares outstanding and dilutive potential common shares	35,697	34,966	33,298

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

The Bombay Company, Inc. and Subsidiaries

(In thousands, except shares)

	January 29, 2005	January 31, 2004 (restated)
Assets		
Current assets:		
Cash and cash equivalents (short-term investments of $3,187 and $15,421 respectively)	$ 9,168	$ 25,619
Inventories, at lower of cost or market	144,702	138,908
Other current assets	27,022	26,012
Total current assets	180,892	190,539
Property and equipment, at cost:		
Land	892	892
Building	5,198	5,198
Leasehold improvements	133,062	113,302
Furniture and equipment	47,144	40,756
	186,296	160,148
Accumulated depreciation	(94,284)	(87,460)
Net property and equipment	92,012	72,688
Deferred taxes	5,052	593
Other assets	5,794	5,492
Goodwill, less amortization of $611	423	423
Total assets	$284,173	$269,735
Liabilities and stockholders' equity		
Current liabilities:		
Accounts payable and accrued expenses	$ 48,997	$ 35,348
Income taxes payable	—	1,103
Accrued payroll and bonuses	5,660	8,019
Gift cards and certificates redeemable	8,312	7,129
Accrued insurance	4,081	3,730
Total current liabilities	67,050	55,329
Accrued rent and other long term liabilities	35,192	23,389
Commitments and contingencies (Notes 6 and 7)		
Stockholders' equity:		
Preferred stock, $1 par value, 1,000,000 shares authorized	—	—
Common stock, $1 par value, 50,000,000 shares authorized, 38,149,646 shares issued	38,150	38,150
Additional paid-in capital	79,700	79,210
Retained earnings	73,737	85,942
Accumulated other comprehensive income	944	122
Common shares in treasury, at cost, 2,259,261 and 2,816,772 shares, respectively	(9,268)	(11,555)
Deferred compensation	(1,332)	(852)
Total stockholders' equity	181,931	191,017
Total liabilities and stockholders' equity	$284,173	$269,735

The accompanying notes are an integral part of these consolidated financial statements.

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Consolidated Statements of Stockholders' Equity

The Bombay Company, Inc. and Subsidiaries

(In thousands)

	Common Stock		Treasury Stock	
	Shares	Amount	Shares	Amount
Total, February 2, 2002 (as previously reported)	38,150	$38,150	(5,113)	$(20,861)
Cumulative effect of restatement for lease accounting (Note 2)	–	–	–	–
Total, February 2, 2002 (as restated)	38,150	38,150	(5,113)	(20,861)
Purchases of treasury shares	–	–	(202)	(895)
Shares contributed or sold to employee benefit plans	–	–	66	271
Exercise of stock options	–	–	596	2,438
Director fee distributions	–	–	77	313
Restricted stock distributions, net of cancellations	–	–	(45)	(184)
Deferred compensation expense	–	–	–	–
Net repayments of stock purchase loans	–	–	–	–
Interest charges on stock purchase loans, net	–	–	–	–
Net income (restated)	–	–	–	–
Foreign currency translation adjustments (restated)	–	–	–	–
Total, February 1, 2003 (as restated)	38,150	38,150	(4,621)	(18,918)
Purchases of treasury shares	–	–	(9)	(69)
Shares contributed or sold to employee benefit plans	–	–	64	262
Exercise of stock options	–	–	1,613	6,610
Director fee distributions	–	–	55	227
Restricted stock distributions, net of cancellations	–	–	81	333
Deferred compensation expense	–	–	–	–
Net income (restated)	–	–	–	–
Foreign currency translation adjustments (restated)	–	–	–	–
Total, January 31, 2004 (as restated)	38,150	38,150	(2,817)	(11,555)
Shares contributed or sold to employee benefit plans	–	–	81	331
Exercise of stock options	–	–	258	1,017
Director fee distributions	–	–	14	55
Restricted stock distributions, net of cancellations	–	–	205	884
Deferred compensation expense	–	–	–	–
Net loss	–	–	–	–
Foreign currency translation adjustments	–	–	–	–
Total, January 29, 2005	38,150	$38,150	(2,259)	$(9,268)

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Stockholders' Equity (cont.)

The Bombay Company, Inc. and Subsidiaries

(In thousands)

Additional Paid-In Capital	Stock Purchase Loans	Deferred Compensation	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Annual Comprehensive Income (Loss)
$75,267	$(950)	$(267)	$69,144	$(1,776)	
–	–	–	(296)	(5)	
75,267	(950)	(267)	68,848	(1,781)	
–	864	–	–	–	
(89)	–	–	–	–	
45	–	–	–	–	
3	–	–	–	–	
220	–	(36)	–	–	
–	–	66	–	–	
–	103	–	–	–	
–	(17)	–	–	–	
–	–	–	7,228	–	*$7,228*
–	–	–	–	381	*381*
75,446	–	(237)	76,076	(1,400)	*$7,609*
–	–	–	–	–	
113	–	–	–	–	
3,007	–	–	–	–	
33	–	–	–	–	
611	–	(944)	–	–	
–	–	329	–	–	
–	–	–	9,866	–	*$ 9,866*
–	–	–	–	1,522	*1,522*
79,210	–	(852)	85,942	122	*$11,388*
90	–	–	–	–	
3	–	–	–	–	
27	–	–	–	–	
370	–	(1,171)	–	–	
–	–	691	–	–	
–	–	–	(12,205)	–	*$(12,205)*
–	–	–	–	822	*822*
$79,700	$ –	$(1,332)	$73,737	$944	*$(11,383)*

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

The Bombay Company, Inc. and Subsidiaries

(In thousands)

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
		(restated)	(restated)
Cash flows from operating activities:			
Net income (loss)	$(12,205)	$ 9,866	$ 7,228
Adjustments to reconcile net income to net cash from operations:			
Depreciation	16,606	14,005	13,462
Amortization	2,208	4,248	2,743
Restricted stock compensation	692	328	66
Deferred taxes and other	(6,944)	5,057	(1,537)
Change in assets and liabilities:			
Increase in inventories	(4,831)	(34,833)	(12,430)
Increase in other assets	(2,118)	(5,835)	(2,633)
Increase (decrease) in accounts payable and accrued expenses	15,803	(1,843)	13,624
Increase (decrease) in income taxes payable	(971)	(2,276)	3,608
Increase (decrease) in accrued payroll and bonuses	(2,435)	725	2,156
Increase (decrease) in noncurrent liabilities	1,858	1,876	(661)
Landlord construction allowances	11,625	11,900	3,525
Net cash provided by operations	19,288	3,218	29,151
Cash flows from investing activities:			
Purchases of property, equipment and other	(36,886)	(41,062)	(13,749)
Proceeds from sale of property and equipment	36	172	289
Net cash used in investing activities	(36,850)	(40,890)	(13,460)
Cash flows from financing activities:			
Purchases of treasury stock	—	(83)	(31)
Collection of stock purchase loans	—	—	104
Sale of stock to employee benefit plans	422	387	182
Exercise of stock options	847	6,310	2,328
Net cash provided by financing activities	1,269	6,614	2,583
Effect of exchange rate change on cash	(158)	69	(81)
Net increase (decrease) in cash and cash equivalents	(16,451)	(30,989)	18,193
Cash and cash equivalents at beginning of year	25,619	56,608	38,415
Cash and cash equivalents at end of year	$ 9,168	$ 25,619	$ 56,608
Supplemental disclosures of cash flow information:			
Interest paid	$ 601	$ 597	$ 152
Income taxes paid	1,310	4,191	2,298
Non-cash investing and financing activities:			
Distributions of director fees	82	260	316
Distributions of restricted stock	1,254	943	368
Repurchase of shares from stock purchase loans	—	—	864
Capitalization of construction period rent	1,487	1,916	612

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

The Bombay Company, Inc. and Subsidiaries

Note 1 - Statement of Significant Accounting Policies

Description of Business and Basis of Presentation

The Bombay Company, Inc. and its wholly-owned subsidiaries design, source and market a unique line of fashionable home accessories, wall decor and furniture through a network of retail locations throughout the United States and Canada, through specialty catalogs, over the Internet and internationally through licensing arrangements. We also have a small wholesale operation that distributes a separate line of occasional furniture. Throughout this report, the terms "our", "we", "us", "Bombay" and "Company" refer to The Bombay Company, Inc., including its subsidiaries.

The consolidated financial statements include the accounts of Bombay and its wholly-owned subsidiaries. All significant intercompany transactions, balances and profits have been eliminated. Certain prior year amounts have been reclassified to conform to current year presentation. Bombay has a retail (52-53 week) fiscal year, which ends on the Saturday nearest January 31. The periods ended January 29, 2005 ("Fiscal 2004"), January 31, 2004 ("Fiscal 2003") and February 1, 2003 ("Fiscal 2002") reflect 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates. Such estimates are based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. These estimates affect reported amounts of assets, liabilities, revenues, expenses and related disclosures. Actual results could differ materially from those estimates.

Foreign Currency Translation

The functional currency of our Canadian operations is the Canadian dollar. Fiscal year end exchange rates are used to translate assets and liabilities to U.S. dollars. Monthly average exchange rates are used to translate income and expenses. We record the cumulative effect of foreign currency translation adjustments in accumulated other comprehensive income (loss) within stockholders' equity. During Fiscal 2004, Fiscal 2003 and Fiscal 2002, foreign exchange gain totaled $551,000, $1,377,000 and $23,000, respectively, related to transactions of our Canadian subsidiary.

Cash and Cash Equivalents

We consider cash in stores, deposits in banks and short-term investments with original or remaining maturities of three months or less when purchased as cash and cash equivalents for the purposes of the financial statements. Short-term investments are recorded at the lower of cost or fair market value.

Inventories

Inventories consist primarily of finished merchandise and are valued at the lower of cost or market, with cost being determined based upon the weighted average inventory method.

Property and Equipment

Property and equipment are recorded at cost and are depreciated over the estimated useful lives of the assets using the straight-line method over the lives shown:

Building	Forty years
Furniture and equipment	Two to ten years
Leasehold improvements	The lesser of the life of the lease or asset

Landlord construction allowances are recorded as accrued rent and other long term liabilities, and are amortized as a reduction of rent expense over the life of the related lease.

We charge maintenance and repairs to expense as they are incurred. We capitalize improvements and betterments which materially prolong the useful lives of the assets. As property is retired or sold, we remove the cost and related accumulated depreciation from the accounts, and we recognize gains or losses in the statements of income.

Capitalized Software Costs

We capitalize certain external and internal costs associated with computer software and significant enhancements to software features of existing products. We amortize the costs utilizing the straight-line method over the estimated economic lives of the software, which range from three to seven years. Total costs capitalized were $17,522,000 and $15,128,000 at January 29, 2005 and January 31, 2004, respectively. Accumulated amortization related to these assets was $12,195,000 and $10,016,000 at January 29, 2005 and January 31, 2004, respectively.

Impairment of Long-Lived Assets
During Fiscal 2002, we adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets*. SFAS 144 requires that long-lived assets with definite lives be evaluated for impairment whenever conditions indicate that the carrying value of the assets may not be recoverable. In determining if an impairment exists, assets must be grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups of assets. In performing this impairment test, we group our assets at the store level. If an impairment exists, the amount of the impairment is measured as the difference between the carrying value and the estimated fair value of the assets.

Goodwill
We test goodwill for impairment at least annually, as of the end of the fiscal year, and whenever conditions indicate that such an impairment could exist. Goodwill is tested for impairment by comparing the estimated fair value of our net assets to their carrying value. If the carrying value exceeds the estimated fair value, we calculate the implied value of goodwill and recognize an impairment loss. No impairment was recorded in Fiscal 2004, Fiscal 2003 or Fiscal 2002.

Revenue Recognition
We recognize revenue when delivery has occurred, the sales price is fixed or determinable, and collectibility is reasonably assured. Revenues are net of returns and exclude sales tax.

We include in revenues amounts collected from customers for shipping and handling orders. In Fiscal 2004, Fiscal 2003 and Fiscal 2002, these revenues totaled $7,149,000, $6,566,000 and $4,626,000, respectively. The associated shipping and handling expenses are included in cost of sales.

Gift Certificates
We record proceeds from the sale of gift cards and certificates as a liability at the time we receive them. When the holder of the card or certificate redeems it for merchandise, we relieve the liability and recognize revenue.

Cost of Sales, Buying and Store Occupancy Costs
We include in cost of sales all costs associated with the purchase of product including, but not limited to, vendor cost, inbound transportation costs, duties, commission, inspections, quality control, warehousing and outbound transportation costs. Buying costs include expenses associated with our buying department, consisting primarily of salaries, travel, product development and product sample costs. Store occupancy costs include costs such as rent, common area maintenance charges, utilities and depreciation and amortization of leasehold improvements and other fixed assets relating to our retail locations.

Advertising Costs
We expense advertising costs the first time the advertising takes place. During Fiscal 2004, Fiscal 2003 and Fiscal 2002, advertising expense was $29,018,000, $27,604,000 and $20,258,000, respectively.

Income Taxes
We use the liability method of computing deferred income taxes on all material temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. We assess the realizability of deferred tax assets based on available evidence and, if necessary, provide a valuation allowance if it is more likely than not that some portion or all of the deferred tax assets will not be realized. This assessment requires significant judgment, and the fact that a benefit may be expected for a portion but not all of a deferred tax asset increases the judgmental complexity.

All unremitted earnings of the foreign subsidiary are considered to be permanently reinvested. Accordingly, no U.S. deferred taxes have been provided on such earnings.

Comprehensive Income (Loss)
Comprehensive income (loss) represents the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. Such amounts are included in accumulated other comprehensive income (loss) within stockholders' equity and consist of the cumulative effect of foreign currency translation adjustments. There is no tax effect on the cumulative effect of foreign currency translation adjustments as undistributed earnings of the Canadian subsidiary are considered to be permanently reinvested and will continue to be reinvested in this subsidiary in the foreseeable future.

New Accounting Pronouncements
In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation Number ("FIN") 46, *Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51.* FIN 46 addresses consolidation by business enterprises of variable interest entities ("VIEs") in which the enterprise absorbs a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns, or both, as a result of ownership, contractual or other financial interests in the VIE. In December 2003, the FASB amended and clarified FIN 46 by issuing FIN 46R. During Fiscal 2004, we adopted the provisions of FIN 46R. The adoption of FIN 46R did not have a material impact on our consolidated financial position or results of operations.

In November 2004, the FASB issued SFAS 151, *Inventory Costs.* SFAS 151 requires that fixed production costs be allocated to inventory based on the normal capacity of production facilities and that unallocated overheads be recognized as an expense in the periods in which they are incurred. In addition, other items such as abnormal freight, handling costs and amounts of excess spoilage require treatment as current-period charges rather than as a portion of the inventory cost. SFAS 151 is effective for Fiscal 2006, at which time we will adopt the provisions of the standard. We do not expect the adoption of the standard to have a material impact on our consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 123R (Revised 2004), *Share-Based Payment.* SFAS 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. The primary focus of SFAS 123R is on employee services obtained in share-based payment transactions. SFAS 123R requires that all share-based payments to employees be recognized in the financial statements based upon their fair values. The cost will be recognized over the period during which an employee is required to provide services in exchange for the award. The standard is effective for our financial statements beginning in Fiscal 2006, at which time we will adopt its provisions. We are in the process of planning our implementation and evaluating the impact of adoption on our consolidated financial position and results of operations.

Earnings (Loss) per Share
Basic earnings per share are based upon the weighted average number of shares outstanding. Diluted earnings per share are based upon the weighted average number of shares outstanding plus the shares that would be outstanding assuming exercise of dilutive stock options and distribution of deferred director compensation.

The computation for basic and diluted earnings (loss) per share are as follows (in thousands, except per share amounts):

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004 (restated)	February 1, 2003 (restated)
Numerator:			
Net income (loss)	$(12,205)	$9,866	$7,228
Denominator for basic earnings per share:			
Average common shares outstanding	35,697	34,649	33,048
Denominator for diluted earnings per share:			
Average common shares outstanding	35,697	34,649	33,048
Stock options	—	314	227
Deferred director compensation	—	3	23
	35,697	34,966	33,298
Basic earnings (loss) per share	$(.34)	$.28	$.22
Diluted earnings (loss) per share	$(.34)	$.28	$.22

During Fiscal 2004, we reported a net loss. Accordingly, common stock equivalents would be anti-dilutive during the period and, thus, are not included in the computation of diluted loss per share. At January 29, 2005, 3,114,000 stock options and 51,000 units of deferred director compensation were potentially dilutive securities which were excluded from the computation.

Stock-Based Compensation
We apply the recognition and measurement principles of Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and related interpretations, and the disclosure-only provisions of SFAS 123, *Accounting for Stock-Based Compensation,* in accounting for our stock-based incentive plans. No compensation expense related to grants of stock options has been reflected in net income (loss), as all options granted under the plans had an exercise price equal to the market price of Bombay's common stock on the date of grant. Compensation expense related to grants of restricted stock is measured as the quoted market price of Bombay's common stock at the measurement date, amortized to expense over the vesting period. The following table illustrates the effect on net income (loss) and earnings (loss) per share if we had applied the fair value recognition provisions of SFAS 123 to stock-based compensation. For purposes of the pro forma disclosures below, the estimated fair value of the options is recognized as expense over the vesting period (in thousands):

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
		(restated)	(restated)
Net income (loss) as reported	$(12,205)	$ 9,866	$7,228
Stock-based compensation expense determined under SFAS 123, net of tax	(1,767)	(1,196)	(925)
Net income (loss), pro forma	$(13,972)	$ 8,670	$6,303
Basic earnings (loss) per share, as reported	(.34)	.28	.22
Diluted earnings (loss) per share, as reported	(.34)	.28	.22
Basic earnings (loss) per share, pro forma	(.39)	.25	.19
Diluted earnings (loss) per share, pro forma	(.39)	.25	.19

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model based upon the following weighted average assumptions:

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
Expected volatility	64.1%	65.7%	63.9%
Expected life years	6	5	6
Expected dividends	—	—	—
Risk-free interest rate	4.10%	3.57%	5.21%

The weighted average fair value, as of the date of grant, of options granted during Fiscal 2004, Fiscal 2003 and Fiscal 2002 was $3.96, $3.95 and $1.71, respectively.

Note 2 - Restatement of Previously Issued Financial Statements

During the fourth quarter of Fiscal 2004, we began an evaluation of our lease accounting practices and determined that it was appropriate to restate previously issued financial statements. Historically, we have recognized store lease expense on a straight-line basis beginning on the date that the store opened. This generally had the effect of excluding the pre-opening store build out, fixturing and merchandise stocking periods during which the Company typically had no rent payments. Based upon our evaluation of our lease accounting practices, we have adopted an accounting policy to capitalize rent during the construction period and recognize straight-line rent expense upon the store becoming substantially complete and ready for its intended use, which results in us recording rent expense during the merchandise stocking periods.

Additionally, in prior periods, we reflected proceeds from landlord construction allowances as a component of cash flows from investing activities in the Consolidated Statements of Cash Flows. We have restated our historical Fiscal 2003 and Fiscal 2002 Consolidated Statements of Cash Flows to reflect such proceeds as a component of cash flows from operating activities.

The effects of these restatements were as follows (in thousands):

	Fiscal Year Ended January 31, 2004		
	As Reported	Impact of Restatement	As Restated
Consolidated Balance Sheet			
Leasehold improvements	$103,295	$10,007	$113,302
Property and equipment, at cost	150,141	10,007	160,148
Accumulated depreciation	(82,034)	(5,426)	(87,460)
Net property and equipment	68,107	4,581	72,688
Deferred taxes	372	221	593
Total assets	264,933	4,802	269,735
Accrued rent and other long term liabilities	18,217	5,172	23,389
Retained earnings	86,312	(370)	85,942
Total stockholders' equity	191,387	(370)	191,017
Total liabilities and stockholders' equity	264,933	4,802	269,735
Consolidated Statement of Operations			
Cost of sales, buying and store occupancy costs	$421,322	$137	$421,459
Income before income taxes	16,222	(137)	16,085
Provision for income taxes	6,271	(52)	6,219
Net income	9,951	(85)	9,866
Basic earnings per share	$.29	$(.01)	$.28
Diluted earnings per share	$.28	$(.00)	$.28
Consolidated Statement of Cash Flows			
Net cash provided by (used in) operating activities	$(8,682)	$11,900	$3,218
Net cash used in investing activities	(28,990)	(11,900)	(40,890)

	Fiscal Year Ended February 1, 2003		
	As Reported	Impact of Restatement	As Restated
Consolidated Statement of Operations			
Cost of sales, buying and store occupancy costs	$349,599	$(17)	$349,582
Income before income taxes	12,275	17	12,292
Provision for income taxes	5,058	6	5,064
Net income	7,217	11	7,228
Basic earnings per share	$.22	$.00	$.22
Diluted earnings per share	$.22	$.00	$.22
Consolidated Statement of Cash Flows			
Net cash provided by operating activities	$25,626	$ 3,525	$ 29,151
Net cash used in investing activities	(9,935)	(3,525)	(13,460)

The effects of the restatement on years prior to Fiscal 2002 resulted in an adjustment to reduce stockholders' equity as of February 2, 2002 by $301,000.

Note 3 – Store Impairments

We review long-lived assets with definite lives at least annually and whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. This review includes the evaluation of individual under-performing retail stores and assessing the recoverability of the carrying value of the fixed assets related to the store. Future cash flows are projected for the remaining lease life using a probability-weighted approach to estimate the fair value of the store assets. These projections consider such factors as future sales levels, gross margins, changes in rent and other expenses as well as the overall operating environment specific to that store. If the estimated future cash flows are less than the carrying value of the assets, we record an impairment charge equal to the difference between the assets' fair value and carrying value. Since the projection of future cash flows involves judgment and estimates, differences in circumstances or estimates could produce different results.

Following the holiday selling season in our fourth fiscal quarter, we reviewed our real estate portfolio for impairment, focusing on store locations currently operating at a loss. Of the 502 Company-owned stores open as of January 29, 2005, ten stores were identified for which the carrying amounts of the store assets were not expected to be recoverable. As a result of the review, we recorded an impairment charge to buying and occupancy costs of $534,000 to reduce the carrying value of the assets to their estimated net realizable values. Similar reviews, performed in Fiscal 2003 and Fiscal 2002, resulted in charges to buying and occupancy costs of $244,000 and $693,000, respectively.

Note 4 – Debt

Effective September 29, 2004, we entered into a secured credit agreement with a group of banks, pursuant to a credit agreement with Wells Fargo Retail Finance, LLC, as Arranger and Administrative Agent. The facility replaced our previous $75 million facility, all indebtedness under which was repaid coincident with the closing of the new facility. The new facility is comprised of separate lines of credit in the United States and in Canada, with separate availability bases. The United States and Canadian lines are secured by inventory, receivables and certain other assets of the Company and its United States subsidiaries. The Canadian line is also secured by certain assets of the Company's Canadian subsidiary, which can borrow up to US$18 million under the line in certain circumstances. Aggregate borrowings under the United States and Canadian lines cannot exceed $125 million, except as noted below.

The facility may be used for working capital, inventory financing, and letter of credit needs. Borrowings under the facility may be made, at the Company's option and, subject to certain limitations, in the form of loans or by the issuance of bankers' acceptances with respect to inventory purchases. Loans under the facility bear interest, at the Company's option, at either the prime lending rate of Wells Fargo Bank, National Association, or the LIBOR rate plus a margin of 1.00% to 1.75%, with such margin depending on the amount by which the average available commitment exceeds usage under the line. The available commitment under the facility is limited to a borrowing base generally comprised of 75% of eligible inventory and 85% of receivables, as defined in the credit agreement and with seasonal and reserve adjustments. The aggregate commitment under the facility can be increased to $175 million prior to September 15, 2007, at the request of the Company. The facility expires September 15, 2009.

The credit agreement contains no covenants regarding the maintenance of financial ratios, but does include other customary covenants including, but not limited to, the maintenance of certain minimum availability under the facility; reporting of certain financial and operational information to the lender; and limitations regarding the incurrence of other debt, creation of liens, certain investments, sales, transfers and dispositions of assets. Throughout Fiscal 2004, and continuing, we have been in compliance with all covenants of the credit agreement. The credit agreement allows us to pay dividends, so long as: no default or event of default has occurred and is continuing; immediately after giving effect thereto, availability exceeds usage under the line by at least $25 million; and certain other conditions are satisfied. We are not currently, nor have we been, restricted from paying such dividends.

At January 29, 2005, total availability under the facility was $70,200,000. There were no borrowings as of January 29, 2005. Letters of credit totaling $8,812,000, primarily to support inventory purchases, were outstanding, and $61,388,000 was available for additional borrowings or letters of credit. Interest expense and negotiated fees for Fiscal 2004, Fiscal 2003 and Fiscal 2002, totaled $1,334,000, $1,086,000 and $617,000, respectively.

Note 5 – Income Taxes

The components of income (loss) before income taxes and the provision (benefit) for domestic and foreign income taxes are shown below (in thousands):

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
		(restated)	(restated)
Income (loss) before income taxes:			
Domestic	$(20,632)	$11,790	$11,159
Foreign	1,966	4,295	1,133
	$(18,666)	$16,085	$12,292
Provision (benefit) for income taxes:			
Current:			
Federal	$(2,360)	$(1,019)	$ 5,065
Foreign	717	1,729	884
State and local	303	(176)	498
	(1,340)	534	6,447
Deferred (prepaid):			
Federal	(4,650)	5,009	(1,298)
Foreign	194	42	57
State and local	(665)	634	(142)
	(5,121)	5,685	(1,383)
Total provision (benefit) for income taxes	$(6,461)	$ 6,219	$ 5,064

The effective tax rate differs from the federal statutory tax rate for the following reasons:

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004	February 1, 2003
		(restated)	(restated)
Federal statutory tax rate	(34.0)%	34.0%	34.0%
Increase in effective tax rate rate due to:			
Foreign income taxes	1.3	1.7	4.6
State and local taxes, net of federal income tax benefit	(1.3)	1.9	1.9
Other, net	(.6)	1.1	.7
Effective tax rate	(34.6)%	38.7%	41.2%

Deferred taxes reflect the net tax impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and amounts used for income tax purposes. Deferred tax assets (liabilities) are comprised of the following (in thousands):

	January 29, 2005	January 31, 2004
		(restated)
Deferred tax liabilities:		
Depreciation	$(5,001)	$(4,432)
Other	(2,289)	(1,357)
	(7,290)	(5,789)
Deferred tax assets:		
Accrued rent	5,041	4,288
NOL and credit carryforwards	5,982	—
Inventory valuation	2,366	2,505
Accrued insurance	1,385	1,314
Other	1,893	1,938
	16,667	10,045
Net deferred tax assets	$ 9,377	$ 4,256
Deferred tax assets, net of liabilities:		
Current	$4,324	$4,189
Non-current	5,053	67
Total	$9,377	$4,256

As of January 29, 2005, we have recorded net deferred tax assets of $9,377,000, including federal net operating loss carryforwards of $4,688,000, expiring in Fiscal 2024, state net operating loss carryforwards of $589,000, expiring in Fiscal 2005 through Fiscal 2024 and general business credits, foreign tax credits and other tax carryforwards of $705,000, expiring in Fiscal 2013 through Fiscal 2024, recorded during Fiscal 2004 as a result of our net taxable loss exceeding amounts for which a carryback was available.

We evaluate the realizability of our deferred tax assets on an ongoing basis, considering all available positive and negative evidence, including the reversal patterns of the assets, our past results, the existence of cumulative losses in recent years, our forecast of future taxable income and on-going prudent and feasible tax planning strategies. A significant factor impacting our evaluation of the deferred tax assets recorded as of January 29, 2005, was the net loss recognized for Fiscal 2004 and the likelihood that losses will continue in future years.

Based upon our evaluation, we have concluded that it is more likely than not that the benefit of the deferred tax assets will be realized and, thus, no valuation allowance has been established as of January 29, 2005. However, if our plans for the return to profitability in the future do not come to fruition or if other conditions indicate that the benefit of the deferred tax assets is more likely than not to be realized, we will record a valuation allowance to reduce the assets to their realizable value. Such valuation allowance, if established, would serve to increase our tax expense and reduce net income in the period in which it would be recorded.

The Internal Revenue Service has completed its examination of federal income tax returns through Fiscal 2001, and will be examining Fiscal 2002 through Fiscal 2004 in the near future. Additionally, we are routinely involved in state and local income tax audits and, from time to time, foreign jurisdiction tax audits. We have paid or accrued any liabilities associated with these audits, and do not expect them to have a material effect on the Company's consolidated financial statements.

Note 6 – Leases

We lease all of our retail locations and distribution centers under non-cancelable operating leases whose initial terms typically have 10-year terms, expiring between 2005 and 2016, and may include options that permit renewal for additional periods. We also lease certain equipment and our field office facilities under non-cancelable operating leases whose terms typically range from 3 to 5 years. During the fourth quarter of Fiscal 2004, we began an evaluation of our lease accounting practices and have revised our lease accounting practices to capitalize rent during the construction period and recognize straight-line expense upon the store becoming substantially complete and ready for its intended use, which results in us recording rent expense during the merchandise stocking periods. As a result, we restated our consolidated financial statements for Fiscal 2003 and Fiscal 2002. See further discussion in Note 2.

Minimum rental commitments include step rent provisions, escalation clauses, capital improvement funding and other lease concessions, which are recognized on a straight-line basis over the primary lease term which includes the pre-opening store build out, fixturing and merchandise stocking period. In addition to minimum rental payment, certain leases require additional contingent rentals based on a percentage of the store's sales volumes exceeding specified levels as well as reimbursement for real estate taxes, common area maintenance, insurance and certain other costs.

Rental expense included in the accompanying consolidated statements of operations for operating leases was (in thousands):

	Fiscal 2004	Fiscal 2003 (restated)	Fiscal 2002 (restated)
Minimum rentals..............	$58,286	$58,470	$50,543
Contingent rentals............	296	482	211
Total	$58,582	$58,952	$50,754

Minimum rental commitments that have initial or remaining noncancelable lease terms in excess of one year for future fiscal years are as follows (in thousands):

Fiscal	
2005......................	$ 45,447
2006......................	43,836
2007......................	42,433
2008......................	39,426
2009......................	37,129
Thereafter	110,729
	$319,000

Note 7 – Commitments and Contingencies

As of January 29, 2005, we have outstanding unconditional purchase orders totaling $163,784,000 relating to the acquisition of inventory in Fiscal 2005.

We have certain contingent liabilities resulting from litigation and claims incident to the ordinary course of business. Management believes that the probable resolution of such contingencies will not materially affect our financial position, results of operations or cash flows.

We are party to employment agreements with certain executives which provide for compensation and certain other benefits. The agreements also provide for severance payments under certain circumstances.

Note 8 – Employee Benefit Plans

The Bombay Company, Inc. Employee 401(k) Savings and Stock Ownership Plan ("401(k) Plan") is open to substantially all employees who have been employed for one year and who work at least 1,000 hours per year. Under the 401(k) Plan, a participant may contribute up to 75% of earnings with Bombay matching 100% of the initial 3% contribution, and 50% of the next 2% contributed by the participant. Participant contributions and Company match are paid to a corporate trustee and invested in various funds or Bombay stock, as directed by the participant. Company matching contributions made to participants' accounts are fully vested immediately. Similar benefit plans are in effect for eligible foreign employees.

To the extent employees are unable to contribute up to 5% of their earnings to the 401(k) Plan because of limitations imposed by IRS regulations, a Supplemental Stock Program was adopted. Under this program, employee contributions in excess of IRS limitations, along with Company matching contributions, are distributed annually in the form of Bombay common stock.

The Bombay Company, Inc. Stock Purchase Program ("SPP") is open to all full-time employees who have at least 90 days of service. Each participant may contribute 1% to 10% of qualifying compensation, to a maximum annual contribution of $21,250. Contributions are used to purchase shares of Bombay common stock at a discount of 15% from the lesser of the fair market price at the beginning or at the end of the investment period. The participants' shares are fully vested upon purchase. Participants' shares are held by a third-party administrator until the respective participant requests a distribution.

Total Bombay contributions to these plans for Fiscal 2004, Fiscal 2003 and Fiscal 2002 were $756,000, $714,000 and $723,000, respectively.

Note 9 - Common Stock and Stock Options

Our Board of Directors has authorized a stock repurchase program to purchase up to an aggregate of $30 million of Bombay's stock. The shares may be purchased from time to time, through open market purchases and privately negotiated transactions. During Fiscal 2003 and Fiscal 2002, 9,000 and 13,000 shares, respectively, were acquired at an aggregate cost of $69,000 and $31,000, respectively. Treasury shares are used for various employee and director stock plans as the need arises.

The Bombay Company, Inc. 1996 Long Term Incentive Stock Plan ("Employee Plan") provides for the granting of options and other types of stock-related awards under the 1996 plan to officers and key management employees. At January 29, 2005, the option shares reserved for the Employee Plan was 4,511,002. The option price is fixed at the market price or higher on the date of the grant. Options are generally exercisable annually at a rate of 33% per year beginning one year after the grant date. Shares available for additional grants were 1,458,720; 1,795,138 and 2,432,019 at January 29, 2005, January 31, 2004 and February 1, 2003, respectively.

The Bombay Company, Inc. Non-Employee Director Equity Plan ("Director Plan") provides for the granting of options to members of the Board of Directors who are neither Bombay employees nor officers. At January 29, 2005, the option shares reserved for the Director Plan were 451,444. The option price is fixed at the market price on the date of the grant. The option grant, initial and annual, is 10,000 shares, with an additional 2,500 shares for the Lead Director and each of the committee chairs. The initial grant becomes exercisable at a rate of 20% per year beginning one year after the grant date. Each additional annual grant becomes fully exercisable six months after the grant date. Shares available for additional grants were 55,185; 116,469 and 325,196 at January 29, 2005, January 31, 2004 and February 1, 2003, respectively.

The Director Plan also allows directors the option to receive retainer and meeting fees in the form of Bombay common stock or to defer receipt of such fees in the form of stock units. To the extent that a director elects to defer at least 50% of the annual retainer, the director is paid an additional 25% of the amount of the deferral, also in the form of stock units. Deferred amounts are credited to an account for such director in units equivalent to Bombay common stock.

The following table includes option information for the Employee Plans and Director Plan:

Stock Option Activity	Number Of Shares	Option Price Per Share	Weighted Average Option Price
February 2, 2002	4,230,585	$1.75 - 25.75	$4.59
Options granted	1,200,388	2.38 - 5.02	2.71
Options exercised	(595,703)	2.65 - 5.44	3.91
Options canceled	(1,547,000)	2.38 - 25.75	4.55
February 1, 2003	3,288,270	1.75 - 25.75	4.05
Options granted	1,248,800	4.54 - 13.52	6.75
Options exercised	(1,603,784)	1.75 - 15.88	3.93
Options canceled	(221,966)	1.75 - 25.75	8.53
January 31, 2004	2,711,320	2.06 - 15.88	5.03
Options granted	1,005,500	4.52 - 7.07	6.42
Options exercised	(252,883)	1.75 - 5.48	3.27
Options canceled	(349,941)	2.38 - 15.88	5.78
January 29, 2005	3,113,996	2.06 - 13.52	5.55
Exercisable at:			
February 1, 2003	1,821,900	1.75 - 25.75	4.96
January 31, 2004	786,709	2.06 - 15.88	4.43
January 29, 2005	1,408,467	2.06 - 13.52	4.72

The following table summarizes stock options outstanding at January 29, 2005:

	Outstanding			Exercisable	
Exercise Price Range	Shares	Weighted Average Remaining Life	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
$2.06 - 2.48	345,483	7.0	$2.39	192,608	$ 2.34
2.55 - 2.94	291,139	6.5	2.75	263,990	2.74
3.00 - 3.94	203,913	5.8	3.42	197,246	3.42
4.00 - 4.97	505,985	6.9	4.65	286,873	4.62
5.00 - 5.90	635,142	8.7	5.67	117,977	5.49
6.00 - 7.89	641,200	8.4	6.87	175,637	6.73
9.13 - 13.52	491,134	8.1	9.39	174,136	9.38
	3,113,996	7.7	$ 5.55	1,408,467	$ 4.72

The exercise of non-qualified stock options in Fiscal 2004, Fiscal 2003 and Fiscal 2002 resulted in income tax benefits of $212,000, $3,283,000 and $155,000, respectively, which were credited to additional paid-in capital. The income tax benefits are the tax effect of the difference between the market price on the date of exercise and the option price.

The Bombay Company, Inc. 1996 Long Term Incentive Stock Plan provides for the granting of restricted stock to officers and key management employees. Restricted stock grants are generally issued in separate tranches, which vest in designated increments, generally 12 to 36 months, contingent upon continued employment of the award recipient. The market value of the restricted stock at the date of grant is recorded as deferred compensation, a component of stockholders' equity, and is charged to expense over the respective vesting periods. If restricted stock is unvested at the time when an award recipient leaves the employment of the Company, the shares are canceled, the related amounts are removed from deferred compensation and amounts previously expensed for the unvested shares are reversed. The following table summarizes restricted stock issued under the 1996 Long Term Incentive Stock Plan:

Restricted Stock Activity	Number Of Shares	Weighted Average Grant Price
Unvested at February 2, 2002	200,000	
Shares granted	75,000	$4.89
Shares vested and distributed	(65,000)	
Shares canceled	(120,000)	
Unvested at February 1, 2003	90,000	
Shares granted	131,256	$9.05
Shares vested and distributed	(15,000)	
Shares canceled	(50,000)	
Unvested at January 31, 2004	156,256	
Shares granted	280,480	$6.29
Shares vested and distributed	(35,000)	
Shares canceled	(75,000)	
Unvested at January 29, 2005	326,736	

During Fiscal 2004, Fiscal 2003 and Fiscal 2002, $691,000, $329,000 and $66,000 was recognized as net compensation expense in conjunction with the restricted stock grants.

Note 10 – Shareholders' Rights Plan

We have a shareholders' rights plan under which each share of Bombay common stock includes one Preferred Share Purchase Right ("Right") entitling the holder to buy one one-thousandth of a share of Series A Junior Participating Preferred Stock of the Company at an exercise price of $50. The Rights, which have ten year terms expiring in 2005, are exercisable if a person or group acquires 15% or more of the common stock of Bombay or announces a tender offer for 15% or more of the common stock. If a person or group acquires 15% or more of the outstanding common stock of Bombay, each Right will entitle the holder to purchase, at the Right's exercise price, a number of shares of Bombay common stock having a market value of twice the Right's exercise price. If Bombay is acquired in a merger or other business combination transaction after a person or group acquires 15% or more of our common stock, each Right will entitle its holder to purchase, at the Right's exercise price, a number of shares of the acquiring company's common stock having a market value of twice the Right's exercise price. The Rights are redeemable at one cent per Right at any time before they become exercisable. We are currently evaluating what action, if any, we will take upon the expiration of this Plan.

Note 11 – Stock Purchase Loans

On May 16, 2002, the Board of Directors elected to abolish our Executive Stock Loan Program, which originated in August 1999. At that date, participants owned 189,031 shares of Bombay common stock purchased under the program. We reacquired, at then current market prices aggregating $864,000, the Bombay common stock that was previously purchased by the executive officers under the program, and the notes were extinguished. Amounts owed to Bombay or the participants as a result of the difference between the market value of the stock and the loan balance plus accrued interest were paid in full.

During Fiscal 2002, $17,000 in interest income was recognized related to the loans.

Note 12– Planned Divestiture of Bailey Street Trading Company

On November 17, 2004, our Board of Directors approved the divestiture of our Bailey Street Trading Company (" Bailey Street") wholesale operations. This action was taken to allow management to focus on improving the performance of our core businesses as well as to provide capital to support the continued expansion of those businesses. Substantially all of the assets of Bailey Street consist of inventory and receivables. As a result of the decision to exit the operations, we expect to take a non-cash charge of approximately $2 million in connection with vacating our 200,000 square foot leased distribution center in Gilbertsville, PA. Other charges in connection with the divestiture are not expected to be material. We are currently in the process of assessing sale and liquidation scenarios as well as a combination of both. We would expect to complete the disposal of the operations and/ or liquidation of substantially all of the Bailey Street assets during Fiscal 2005.

Note 13 – Geographic Areas

We operate primarily in one industry segment, specialty retailing. Greater than 90% of all revenues results from the sale of home furnishings and accessories through retail stores in the United States and Canada. The remaining portion of our revenues results from the sale of home furnishings and accessories through our wholesale operations, direct-to-customer retail operations and related shipping charges. Our wholesale and direct-to-customer operations have been immaterial to our operations and financial results to-date. Long-lived assets include all non-current assets except deferred taxes.

The following table shows net revenues and long-lived assets by geographic area (in thousands):

	Fiscal Year Ended		
	January 29, 2005	January 31, 2004 (restated)	February 1, 2003 (restated)
Net revenues:			
United States	$505,499	$526,219	$442,339
Canada	70,588	70,216	51,661
Total	$576,087	$596,435	$494,000
Long-lived assets:			
United States	$91,093	$72,356	$49,435
Canada	7,136	6,247	4,253
Total	$98,229	$78,603	$53,688

Unaudited Quarterly Financial Data

The Bombay Company, Inc. and Subsidiaries

(In thousands, except per share amounts)

The following table contains selected quarterly consolidated financial data for Fiscal 2004 and Fiscal 2003 that was prepared on a basis consistent with the audited consolidated financial statements and includes all adjustments necessary for a fair statement, in all material respects, of the information set forth herein on a consistent basis. As discussed in Note 2, the Company has restated its previously issued financial statements to reflect revisions to our lease accounting policy. The following table includes the effect of the restatement on previous periods:

	January 29, 2005	October 30, 2004	July 31, 2004	May 1, 2004
		(restated)	(restated)	(restated)
Net revenues	$203,358	$126,669	$122,479	$123,581
Gross profit	58,421	31,747	27,399	29,959
Net income (loss)	7,198	(7,328)	(6,332)	(5,743)
Basic earnings (loss) per share	.20	(.20)	(.18)	(.16)
Diluted earnings (loss) per share	.20	(.20)	(.18)	(.16)

	January 31, 2004	November 1, 2003	August 2, 2003	May 3, 2003
	(restated)	(restated)	(restated)	(restated)
Net revenues	$211,564	$135,361	$130,273	$119,237
Gross profit	67,158	39,091	35,381	33,346
Net income (loss)	12,145	(225)	(786)	(1,268)
Basic earnings (loss) per share	.34	(.01)	(.02)	(.04)
Diluted earnings (loss) per share	.33	(.01)	(.02)	(.04)

The following table contains selected quarterly consolidated financial data for Fiscal 2003 and the first three fiscal quarters of Fiscal 2004 as previously reported in the Company's Quarterly Reports on Form 10-Q as filed with the SEC:

	October 30, 2004	July 31, 2004	May 1, 2004
	(as reported)	(as reported)	(as reported)
Net revenues	$126,669	$122,479	$123,581
Gross profit	31,813	27,405	29,955
Net loss	(7,286)	(6,328)	(5,746)
Basic loss per share	(.20)	(.18)	(.16)
Diluted loss per share	(.20)	(.18)	(.16)

	January 31, 2004	November 1, 2003	August 2, 2003	May 3, 2003
	(as reported)	(as reported)	(as reported)	(as reported)
Net revenues	$211,564	$135,361	$130,273	$119,237
Gross profit	67,150	39,215	35,410	33,338
Net income (loss)	12,140	(148)	(768)	(1,273)
Basic earnings (loss) per share	.34	(.00)	(.02)	(.04)
Diluted earnings (loss) per share	.33	(.00)	(.02)	(.04)

INDEX TO EXHIBITS

The Bombay Company, Inc. and Subsidiaries

Filed with the Annual Report on Form 10-K for the fiscal year ended January 29, 2005.

Number		Description
3(a)	-	Restated Certificate of Incorporation dated January 1, 1993 and Certificate of Amendment of the Restated Certificate of Incorporation dated March 31, 1993.
3(b)	-	Bylaws, as amended and restated effective May 21, 1997.
4(a)	-	Preferred Stock Purchase Rights Plan.
4(b)	-	Amendment to Preferred Stock Purchase Rights Plan. (5)
10(a)	-	Form of Indemnification Agreement. (7)
10(b)	-	The Bombay Company, Inc. Supplemental Stock Program.
10(c)	-	Executive Long Term Disability Plan.
10(d)	-	The Bombay Company, Inc. 1996 Long-Term Incentive Stock Plan.
10(e)	-	Form of Option Award Agreement under the 1996 Long-Term Incentive Stock Plan.
10(f)	-	Form of Restricted Stock Agreement under the 1996 Long-Term Incentive Stock Plan.
10(g)	-	The Bombay Company, Inc. Amended and Restated 2001 Non-Employee Directors' Equity Plan. (2)
10(h)	-	Form of Option Award Agreement under the Amended and Restated 2001 Non-Employee Directors' Equity Plan. (2)
10(i)	-	Executive Management Incentive Compensation Plan. (4)
10(j)	-	Employment Letter with Donald V. Roach. (3)
10(k)	-	Employment Letter with Brian N. Priddy. (3)
10(l)	-	Employment Agreement with James D. Carreker. (6)
10(m)	-	Restricted Stock Agreement with James D. Carreker. (6)
10(n)	-	Restricted Stock Agreement with James D. Carreker. (8)
10(o)	-	Stock Option Agreement with James D. Carreker. (6)
10(p)	-	Employment Letter with Lucretia D. Doblado. (7)
10(q)	-	Employment Letter with Steven C. Woodward. (8)
10(r)	-	Loan and Security Agreement by and among The Bombay Company, Inc. and each of its subsidiaries that are signatories thereto as Borrowers, the lenders that are signatories thereto as Lenders, and Wells Fargo Retail Finance, LLC as Arranger and Administrative Agent, dated September 29, 2004. (9)
10(s)	-	First Amendment to Loan and Security Agreement, dated November 24, 2004.
14	-	Code of Business Conduct and Ethics. (7)

INDEX TO EXHIBITS (cont.)
The Bombay Company, Inc. and Subsidiaries

Number		Description
21	-	Subsidiaries of the Registrant. (1)
22	-	Definitive Proxy Statement of the Company relating to Annual Meeting of Shareholders (certain portions of such Proxy Statement are incorporated herein by reference and are identified by reference to caption in the text of this report). (10)
23	-	Consent of PricewaterhouseCoopers LLP.
31(a)	-	Certification of the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31(b)	-	Certification of the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32	-	Certifications Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(Balance of this page intentionally not used)

(1) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 29, 2000. Such Exhibit is incorporated herein by reference.

(2) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 2, 2002. Such Exhibit is incorporated herein by reference.

(3) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 3, 2002. Such Exhibit is incorporated herein by reference.

(4) Filed with the Commission as an Exhibit to the Company's Definitive Proxy Statement dated April 10, 2003, which Proxy Statement was filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended February 1, 2003. Such Exhibit is incorporated herein by reference.

(5) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended February 1, 2003. Such Exhibit is incorporated herein by reference.

(6) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended August 2, 2003. Such Exhibit is incorporated herein by reference.

(7) Filed with the Commission as an Exhibit to the Company's Annual Report on Form 10-K for the year ended January 31, 2004. Such Exhibit is incorporated herein by reference.

(8) Filed with the Commission as an Exhibit to the Company's Quarterly Report on Form 10-Q for the quarterly period ended July 31, 2004.

(9) Filed with the Commission as an Exhibit to the Company's Form 8-K/A on October 29, 2004. Such Exhibit is incorporated herein by reference.

(10) To be filed with the Commission on or about May 6, 2005.

2004

Notice of Annual Meeting of Shareholders

Proxy Statement

Proxy

BOMBAY

2004 Annual Report

BOMBAY®

THE BOMBAY COMPANY, INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

June 9, 2005

To Bombay Shareholders:

Please join us for the Annual Meeting of Shareholders of The Bombay Company, Inc. The meeting will be held at the Embassy Suites Outdoor World, 2401 Bass Pro Drive, Grapevine, Texas, on Thursday, June 9, 2005 at 8:00 a.m. (C.D.T.). At the meeting, holders of Bombay Common Stock will act on the following matters:

(1) To elect two directors in Class B to serve for three-year terms expiring in 2008, or until their successors are elected and qualified;

(2) To approve The Bombay Company, Inc. 2005 Non-Employee Director Stock Option Plan; and

(3) To take action upon any other business that may properly come before the meeting or any adjournments thereof.

By resolution of the Board of Directors, all shareholders of record as of the close of business on April 28, 2005 are entitled to notice of, and to vote at, the Annual Meeting. The transfer books will not be closed. The Annual Report of the Company, including financial statements for the fiscal year ended January 29, 2005, has been mailed to all shareholders.

IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AT THIS MEETING. WHETHER OR NOT YOU EXPECT TO ATTEND IN PERSON, PLEASE SIGN AND DATE THE ENCLOSED PROXY AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES, OR VOTE BY INTERNET OR TELEPHONE.

By Order of the Board of Directors

MICHAEL J. VEITENHEIMER
Vice President, Secretary
and General Counsel

Fort Worth, Texas
May 9, 2005

THE BOMBAY COMPANY, INC.

550 Bailey Avenue
Fort Worth, Texas 76107
(817) 347-8200

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS

June 9, 2005

The Bombay Company, Inc. Board of Directors is soliciting your proxy for use at the Annual Meeting of Shareholders on Thursday, June 9, 2005. This Notice, Proxy Statement and enclosed form of proxy will be mailed to shareholders beginning Monday, May 9, 2005.

VOTING

Who Can Vote

Only shareholders of record at the close of business on April 28, 2005 will be entitled to notice of and to vote at the Annual Meeting or any adjournments of the meeting. On that date the Company had 35,930,783 shares of Common Stock outstanding. Each share of Bombay Common Stock you own entitles you to one vote.

Employee Benefit Plan Shares. If you are a participant in a Company employee benefit plan that allows participant-directed voting of Common Stock held in the plan, the number shown on the enclosed proxy card includes shares you hold in each plan, as well as any shares you own of record. The trustee for each plan will cause votes to be cast in accordance with your instructions. Plan shares not voted by participants will be voted by the trustee in the same proportion as the votes actually cast by participants, in accordance with the terms of the respective plans.

How You Can Vote

If you are a shareholder whose shares are registered in your name, you may vote your shares by one of the three following methods:

- **Vote by Internet**, by going to the web address http://www.proxyvote.com and following the instructions for Internet voting shown on the enclosed proxy card.
- **Vote by Phone**, by dialing 1-800-690-6903 and following the instructions for telephone voting shown on the enclosed proxy card.
- **Vote by Mail**, by completing, signing, dating and mailing the enclosed proxy card in the envelope provided or return it to The Bombay Company, Inc., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717. If you vote by Internet or phone, please do not mail your proxy card.

If your shares are held in "street name" (through a broker, bank or other nominee), you may receive a separate voting instruction form with this Proxy Statement, or you may need to contact your broker or other nominee to determine whether you will be able to vote by Internet or phone.

If you would like to vote on all proposals in accordance with the recommendations of the Board of Directors, there is no need for you to specify your vote on the individual proposals. Just sign and return your card, or indicate by Internet or phone your desire to vote as recommended by the Board. The named proxies will vote your shares FOR the election of all nominees for director as described under Proposal 1 – Election of Directors, and FOR Proposal 2 – Approval of 2005 Non-Employee Director Stock Option Plan.

If you would like to vote on individual proposals, return your signed and marked proxy card or use Internet or phone voting before the Annual Meeting. The named proxies will vote your shares as you direct. You have three choices on each matter to be voted on. For the election of directors, you may (1) vote FOR all of the nominees, (2) WITHHOLD your vote from all nominees or (3) WITHHOLD your vote from nominees you designate. See Proposal 1 – Election of Directors. For the second proposal, you may vote "FOR," "AGAINST" or "ABSTAIN" from voting.

How You May Revoke or Change Your Vote

If you are a shareholder whose shares are registered in your name, you may revoke your proxy at any time before it is voted by one of the following methods:

- Sending written notice of revocation to the Company's Corporate Secretary.
- Submitting another proper proxy with a more recent date than that of the proxy first given by (1) following the Internet voting instructions; (2) following the telephone voting instructions or (3) completing, signing, dating and returning a proxy card to the Company.
- Attending the Annual Meeting and voting by ballot.

If you hold your shares through a broker, bank or other nominee, you may revoke your proxy by following instructions provided by your broker, bank or nominee.

Quorum and Vote Requirements

A majority of the outstanding shares of Common Stock must be present in person or by proxy in order to have a quorum to conduct business at the Annual Meeting. Shares represented by proxies marked "Abstain" or "Withheld" and "broker non-votes" are counted in determining whether a quorum is present. A "broker non-vote" is a proxy submitted by a broker that does not indicate a vote for some or all of the proposals because the broker does not have discretionary voting authority and has not received instructions from its client as to how to vote on a particular proposal.

The affirmative vote of a plurality of shares of Common Stock present in person or represented by proxy at the Annual Meeting is required for the election of each director. Other matters will be decided by the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting. For matters requiring the affirmative vote of a majority of the shares of Common Stock present or represented at the Annual Meeting and entitled to vote, "broker non-votes" are not counted as among the shares entitled to vote with respect to such matter, and thus have the effect of reducing the number of affirmative votes required to approve a proposal and the number of negative votes or abstentions required to block such approval. Abstentions and withheld votes are counted in determining the total number of votes cast on a proposal. An abstention or withheld vote has the effect of a negative vote. Cumulative voting is not permitted.

How Proxies Are Solicited

The cost of soliciting proxies in the accompanying form has been, or will be, paid by the Company. In addition to the solicitation of proxies by use of the mail, certain officers and regular employees (who will receive no compensation therefor in addition to their regular salaries) may be used to solicit proxies personally and by telephone. In addition, banks, brokers and other custodians, nominees and fiduciaries will be requested to forward copies of the proxy material to their principals and to request authority for the execution of proxies. The Company will reimburse such persons for their expenses in so doing. To the extent necessary in order to assure sufficient representation, a commercial proxy solicitation firm may be engaged to assist in the solicitation of proxies. Whether such a measure will be necessary depends entirely upon how promptly proxies are received. No outside proxy solicitation firm has been selected or engaged with respect to the Annual Meeting as of the date of this Proxy Statement, and the costs of any such services cannot be estimated at this time.

SECURITY OWNERSHIP

Securities Owned by Directors and Executive Officers

The following tables set forth as of April 28, 2005 the numbers of shares of Common Stock beneficially owned by each director and director nominee of the Company, each executive officer named in the Summary Compensation Table, all directors and executive officers of the Company as a group, and each person known to Bombay to own more than 5% of the outstanding shares of Common Stock.

Under the rules of the Securities and Exchange Commission, the beneficial ownership of a person or group includes not only shares held directly or indirectly by the person or group but also shares the person or group has the right to acquire within 60 days pursuant to exercisable options and convertible securities. The information below, including the percentage calculations, is based on beneficial ownership of shares rather than direct ownership of issued and outstanding shares. The percentages shown are calculated with reference to the number of shares of Common Stock issued and outstanding on April 28, 2005. Shares purchasable under exercisable options are added to the shares issued and outstanding on that date for the percentage calculations.

Unless otherwise indicated, each person listed below has sole voting power and sole dispositive power with respect to the shares of Common Stock indicated in the table as beneficially owned by such person.

	Shares Beneficially Owned		
Name of Beneficial Owner	Shares (1)	Options	Percent of Class
James D. Carreker	408,189	161,334	1.58%
John H. Costello	46,617	35,000	*
Elaine D. Crowley	55,508	193,596	*
Lucretia D. Doblado	29,021	21,667	*
Susan T. Groenteman	0	12,000	*
Brian N. Priddy	89,048	137,251	*
Paul J. Raffin	5,010	24,000	*
Julie L. Reinganum	20,018	40,000	*
Donald V. Roach	44,094	118,334	*
Laurie M. Shahon	6,630	14,500	*
Bruce R. Smith	14,526	43,500	*
Nigel Travis	12,389	32,500	*
All present executive officers and directors as a group (16 persons)	808,165	1,034,614	4.99%

*Less than one percent (1%)

(1) Does not include stock units owned in the Non-Employee Directors' Equity Plan as follows: Groenteman 12,912; Raffin 8,943; Reinganum 5,882; Shahon 5,541; Smith 6,454; and Travis 7,171.

Securities Owned by Other Principal Shareholders (Greater than 5%)

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The D3 Family Funds 19605 N.E. 8th St. Camas, WA 98601	3,211,100 shares (1)	8.9%
Dimensional Fund Advisors, Inc. 1299 Ocean Avenue Santa Monica, CA 90401	2,955,690 shares (2)	8.2%
Eastbourne Capital Management, L.L.C. and Richard J. Barry 1101 Fifth Avenue, Suite 160 San Rafael, CA 94901	1,851,800 shares (3)	5.2%
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94105	1,805,800 shares (4)	5.0%

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(1) The D3 Family Funds (The D3 Family Fund, L.P., The D3 Family Retirement Fund, L.P., The D3 Children's Fund, L.P., The D3 Offshore Fund, L.P., and The D3 Family Bulldog Fund, L.P.) jointly filed with the Securities and Exchange Commission a Schedule 13D dated September 13, 2004 (the "Family Funds 13D"). The general partner of each fund is Nierenberg Investment Management Company. The D3 Family Funds collectively beneficially own the number of shares of Common Stock indicated above. According to the Family Funds 13D, such number includes the following: (a) for The D3 Family Fund, L.P.: sole voting power – 1,975,900; shared voting power – 0; sole dispositive power – 1,975,900 and shared dispositive power – 0; (b) for The D3 Family Retirement Fund, L.P.: sole voting power – 616,450; shared voting power – 0; sole dispositive power – 616,450 and shared dispositive power – 0; (c) for The D3 Children's Fund, L.P.: sole voting power – 137,150; shared voting power – 0; sole dispositive power – 137,150 and shared dispositive power – 0; (d) for The D3 Offshore Fund, L.P.: sole voting power – 273,850; shared voting power – 0; sole dispositive power – 273,850 and shared dispositive power – 0; (e) for The D3 Family Bulldog Fund, L.P.: sole voting power – 207,750; shared voting power – 0; sole dispositive power – 207,750 and shared dispositive power – 0; and (f) for an aggregate for The D3 Family Funds as a group: sole voting power – 3,211,100; shared voting power – 0; sole dispositive power – 3,211,100 and shared dispositive power – 0.

(2) Dimensional Fund Advisors, Inc. filed with the Securities and Exchange Commission a Schedule 13G, dated February 9, 2005 (the "Dimensional 13G"). Dimensional Fund Advisors, Inc. may be deemed to beneficially own the number of shares of Common Stock indicated above all of which are owned by registered investment companies, commingled group trusts and separate accounts ("Funds") to which Dimensional Fund Advisors, Inc. furnishes investment advice or serves as investment manager. According to the Dimensional 13G, such number includes the following for Dimensional Fund Advisors, Inc.: sole voting power – 2,955,690; shared voting power – 0; sole dispositive power – 2,955,690 and shared dispositive power – 0. Dimensional Fund Advisors, Inc. disclaims beneficial ownership of all the shares owned by the Funds.

(3) Eastbourne Capital Management, L.L.C. and Richard Barry jointly filed with the Securities and Exchange Commission a Schedule 13G dated February 7, 2005 (the "Eastbourne 13G"). Eastbourne Capital and Mr. Barry collectively beneficially own the number of shares of Common Stock indicated above. According to the Eastbourne 13G, each filer has sole voting power and sole dispositive power over the shares of Common Stock.

(4) Wells Fargo & Company and certain of its subsidiaries (including Wells Capital Management Incorporated) jointly filed with the Securities and Exchange Commission a Schedule 13G dated January 21, 2005 (the "Wells Fargo 13G"). The address of Wells Capital Management Incorporated is 525 Market Street, 10th Floor, San Francisco, CA 94105. According to the Wells Fargo 13G, the number of shares reported above includes the following: (a) for Wells Fargo & Company: sole voting power – 1,742,500; shared voting power – 0; sole dispositive power – 1,800,600 and shared dispositive power – 0; and (b) for Wells Capital Management Incorporated: sole voting power – 1,737,300; shared voting power – 0; sole dispositive power – 1,800,600 and shared dispositive power – 0.

CORPORATE GOVERNANCE

Introduction

The Company actively supports good corporate governance practices and continually reviews best practices for implementation where appropriate for the Company. We believe that good governance starts with an independent board that is highly accountable to our shareholders, built on open communication. We believe that our governance practices create an appropriate structure for managing the Company's strategic objectives and driving long-term shareholder value.

Our key corporate governance practices include the following:

- The Board must be controlled by a strong majority of independent directors. Currently, only one of our employees, our Chief Executive Officer, is a director of the Company.

- Each Board meeting concludes with an executive session of all non-management members of the Board and the Chief Executive Officer. Time is also reserved for the non-management directors to meet in executive session chaired by the Lead Director, without the Chief Executive Officer present, at the end of each meeting.

- All Board committees are composed entirely of independent directors. The Board of Directors, under the guidance of the Compensation and Human Resources Committee, annually reviews the performance of the Chief Executive Officer.

- The full Board annually conducts a review to improve its performance.

- Directors must submit a resignation for consideration by the Board upon any substantial change in principal employment.

From time to time, we may revise our corporate governance policies in response to changing regulatory requirements and evolving best practices. A complete copy of our Statement of Corporate Governance Practices is available on line at www.bombaycompany.com in the Investor Relations section.

Director Independence

All members of the Board of Directors are independent except the Chief Executive Officer. The Company's Corporate Governance Practices prescribe that the majority of the Board shall be independent, and that not more than two employees should be eligible for Board membership. The Board has affirmatively determined that Susan T. Groenteman, Paul J. Raffin, Julie L. Reinganum, Laurie M. Shahon, Bruce R. Smith and Nigel Travis qualify as "independent" in accordance with the published listing requirements of the New York Stock Exchange. In addition, the Board has determined as to each independent director that no material relationships exist which, in the opinion of the Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Business Conduct and Ethics

The Company is committed to conducting business lawfully and ethically. All of our employees, including our Chief Executive Officer and senior financial officers, are required to act at all times with honesty and integrity. Our Code of Business Conduct and Ethics covers areas of professional conduct, including conflicts of interest, the protection of corporate opportunities and assets (including intellectual property), employment policies, confidentiality and vendor standards, and requires strict adherence to all laws and regulations applicable to our business. Our Code of Business Conduct and Ethics also describes the means by which an employee can anonymously report any actual or apparent violation of our Code of Business Conduct and Ethics.

Stock Ownership Guidelines

The Board of Directors has established minimum ownership guidelines with respect to the Company's Common Stock for all directors and officers of the Company. Under the guidelines, the directors and officers, within the five-year period commencing with the later of the date the guidelines were adopted or the date they join the Company, will be expected to own shares of Common Stock (or equivalent stock units) as follows:

Directors:	$50,000
Chief Executive Officer:	5 times base salary
Executive and Senior Vice Presidents:	2 times base salary
Vice Presidents:	1 times base salary

At the end of Fiscal 2004, all directors met the ownership guidelines. The Compensation and Human Resources Committee reviews the officer's stock ownership guidelines annually. All officers have met or are making progress towards meeting their stock ownership guidelines.

Director Candidates

Any shareholder may recommend a director candidate to the Company. The Board of Directors, through the Governance and Nominations Committee, will consider all such bona fide nominees. Shareholders desiring to recommend a director candidate should submit such nominee, in writing, to: Governance and Nominations Committee, Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107. If the Board, on recommendation by the Governance and Nominations Committee, determines to nominate a shareholder-recommended candidate and recommends his or her election as a director by the shareholders, the name will be included in the Company's proxy card for the shareholders meeting at which his or her election is recommended. The following information should be submitted with the recommendation, and the Governance and Nominations Committee will consider a recommendation only if all of the information is provided on a timely basis:

- a statement from the nominee consenting (i) to be named in the proxy statement and proxy card if selected and (ii) to serve on the Board if elected;

- whether the candidate qualifies as "independent" under the objective New York Stock Exchange listing standards applicable to the Company;

- the nominee's biographical data (including other boards on which the nominee serves), business experience and involvement in legal proceedings, including any involving the Company;

- transactions and relationships between the nominee and the recommending shareholder, on the one hand, and the Company or its management on the other hand;

- the nominee's Company stock trading history and current ownership information;

- any material proceedings to which the nominee or associates of the nominee are a party that are adverse to the Company;

- information regarding whether the recommending shareholders or nominee (or their affiliates) have any plans or proposals for the Company;

- whether the recommending shareholders and nominee seek to use the nomination to redress personal claims or grievances against the Company or other persons or to further personal interests or special interests not shared by shareholders at large; and

- such other information as the Committee may deem appropriate.

The minimum qualifications and specified qualities or skills that the Committee believes a nominee must possess are set forth in the Company's Statement of Corporate Governance Practices, which is available on the Company's website at www.bombaycompany.com in the Investor Relations section. These criteria include the candidate's integrity, business acumen, age, experience, commitment, diligence, conflicts of interest and the ability to act in the interests of all shareholders. The Governance and Nominations Committee does not assign specific weights to particular criteria and no particular criterion is necessarily applicable to all prospective nominees. The Board believes that the backgrounds and qualifications of the directors, considered as a group, should provide a significant composite mix of experience, knowledge and abilities that will allow the Board to fulfill its responsibilities.

The process employed by the Company for identifying and evaluating nominees is as follows:

- the collection of a list of potential candidates from, among others, management, board members and shareholder recommendations (either in advance of the annual meeting or from time to time);

- the engagement of a search firm, if deemed appropriate;

- communications with board members and management, particularly the chief executive officer, to identify possible nominees;
- the evaluation of potential conflicts, including financial relationships and plans or proposals to acquire control of the Company;

- the evaluation of whether the candidate would be a "special interest" or "single issue" director to an extent that would impair such director's ability to represent the interests of all shareholders;
- committee meetings to narrow the list of potential candidates;
- interviews with a select group of candidates;
- selection of a candidate most likely to advance the best interests of shareholders; and
- the recommendation of the candidate for Board approval, specifying the appropriate term and timing for submission to shareholders for election.

The Governance and Nominations Committee will evaluate candidates recommended by shareholders by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by Board members.

Communication from Shareholders

Any shareholder who desires to contact the Board of Directors, the Lead Director or specific members of the Board may do so by writing to: Board of Directors, Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107. Alternatively, communication may be sent electronically by sending an email to the following address: BOD@us.bombayco.com. Communications received are distributed to the Lead Director or the other members of the Board as appropriate depending on the facts and circumstances outlined in the communication received. Any issues regarding accounting, internal control over financial reporting and auditing matters will be forwarded to the Chair of the Audit and Finance Committee for review and consideration. No communication will be screened out without the approval of the appropriate committee chair, unless the communication falls within a general category (e.g., solicitation) that has been identified by the Governance and Nominations Committee as improper or irrelevant.

Website Access

A corporate governance section is maintained on the Company's website that includes key information about the Company's governance initiatives. That information includes the Statement of Corporate Governance Practices, charters for the Audit and Finance, Compensation and Human Resources and Governance and Nominations Committees, Code of Business Conduct and Ethics and Whistleblower Policy. The corporate governance section may be found at www.bombaycompany.com by clicking "About The Bombay Company," then "Investor Relations" and then "Corporate Governance." Shareholders may also obtain copies of these documents by contacting the Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, TX 76107 or by calling 817-347-8200. The Board will review and periodically update these documents and policies as it deems necessary and appropriate.

ELECTION OF DIRECTORS

(Proposal 1)

The Certificate of Incorporation of the Company provides that the Board of Directors shall be divided into three classes, approximately equal in number, with staggered terms of three years so that the term of one class expires at each annual meeting. The terms of office of the directors in Class B expire with the Annual Meeting. Vacancies on the Board of Directors or newly created directorships may be filled by a vote of the directors then in office and any director so chosen will hold office until the next election of the class for which that director was chosen. Mr. John H. Costello has decided not to stand for re-election, creating a vacancy in Class B. The Governance and Nominations Committee is seeking an appropriate candidate to replace Mr. Costello.

The Board of Directors has nominated two persons for election as directors in Class B at the Annual Meeting to serve for three-year terms expiring in 2008 or until their successors are elected and qualified. Ms. Laurie M. Shahon and Ms. Susan T. Groenteman are currently serving as directors and have consented to serve upon election. Shareholders may only vote for the two nominees listed.

Directors Who Are Nominated For Election

Director's Name	Age	Principal Occupation	Director Since	Term to Expire
Susan T. Groenteman	50	Chief Investment Officer Aimbridge Holdings	2003	2008
Laurie M. Shahon	53	President Wilton Capital Group	2003	2008

Additional information regarding the two nominees for election as directors of the Company is as follows:

Susan T. Groenteman was elected to the Board of Directors in May 2003. She is currently Chief Investment Officer of Aimbridge Holdings, a position she has held since February 2004. Aimbridge Holdings owns businesses engaged in the financial services, hospitality and automotive industries. Ms. Groenteman was formerly Chief Investment Officer of Crow Holdings, Inc. in Dallas, Texas, where she was employed from 1986 to 2003. Crow Holdings is a diversified investment holding company with a variety of interests including financial investments, real estate related businesses and other private operating businesses. Ms. Groenteman's career includes positions at General Electric Credit Corporation, Arthur Andersen, where she practiced as a Certified Public Accountant, and at Trammell Crow Hotel Company. She also serves as President and board member of Gilda's Club North Texas, a charitable cancer support organization.

Laurie M. Shahon was elected to the Board of Directors in May 2003. She is the founder and President of Wilton Capital Group, a private direct investment firm headquartered in New York City. The primary focus of Wilton Capital is consumer products, retailing, financial institutions, distribution, healthcare and telecommunications. Ms. Shahon's background includes positions with Morgan Stanley, Salomon Brothers and '21' International Holdings. She currently serves on the Board of Directors of Safelite Group, Inc. and Kitty Hawk, Inc.

The Board of Directors recommends a vote "FOR" the election of Ms. Groenteman and Ms. Shahon as directors of the Company.

Continuing Directors Whose Terms Are Not Expiring

Director's Name	Age	Principal Occupation	Director Since	Term to Expire
James D. Carreker	57	Chairman of the Board and Chief Executive Officer	2002	2006
Paul J. Raffin	51	President Express, Inc.	2002	2007
Julie L. Reinganum	49	President and Chief Executive Officer Pacific Rim Resources, Inc.	2000	2007
Bruce R. Smith	63	Business Consultant	1999	2007
Nigel Travis	55	President and Chief Executive Officer Papa John's International, Inc.	2000	2006

Additional information regarding the continuing directors of the Company is as follows:

James D. Carreker was elected to the Board of Directors and named Non-Executive Chairman of the Board in December 2002. In June 2003, he was named Chief Executive Officer and retained the role of Chairman of the Board. Mr. Carreker is also the founder and owner of JDC Holdings, Inc., a private equity investment firm in Dallas, Texas. He served as Chairman of the Board of Wyndham International, Inc. from March 1999 to October 2000 and as Chief Executive Officer of Wyndham International from January 1998 to June 1999. Mr. Carreker has also served as President, Chief Executive Officer and as a director of Wyndham Hotel Corporation, as the managing general partner of Wyndham Hotels, and as President and Chief Executive Officer of Trammell Crow Company. He began his retailing career in 1972 with Federated Department Stores, Inc. His retail experience includes various positions with Federated Department Stores, Inc., including President of Burdines, Inc., and as Senior Vice President of Finance and Operations of Sanger-Harris, Inc. He serves on the Boards of Directors of CBRL Group, Inc. and Carreker Corporation and is the Chairman of the Dallas Housing Authority.

Paul J. Raffin was elected to the Board of Directors in December 2002. Mr. Raffin was promoted to President of Express, Inc., a $2.2 billion division of Limited Brands, in March 2004, after having served as Executive Vice President of Merchandising since 1997. Express operates over 900 men's and women's fashion stores. Prior thereto he was President, Mail Order of J. Crew from 1995 to 1997, President of Gant, a division of Crystal Brands, from 1994 to 1995 and President of the Colours and Coloursport Division of Colours by Alexander Julian from 1990 to 1994 after being Vice President, General Merchandising Manager from 1986 to 1990. Mr. Raffin began his retailing career at Bloomingdale's in 1975 and has also held various management positions at Izod Lacoste (Division of General Mills), Merona Sport (Division of Oxford Industries) and Tricots St. Rafael.

Julie L. Reinganum has been a member of the Board of Directors since August 2000. Since 1988, she has been President and Chief Executive Officer of Pacific Rim Resources, Inc., a management consulting firm serving multinational corporations. Prior thereto, Ms. Reinganum held positions at American International Group from 1986 to 1988 and at Pacific Telesis International from 1984 to 1986. From 1979 to 1982, she worked for the National Committee on US-China Relations. Ms. Reinganum serves on the boards of the Stanford University Graduate School of Business ACT program, the Hopkins Nanjing Center for Chinese and American Studies, the University of San Francisco Center for the Pacific Rim and Golden Javelin Ltd., a Hong Kong investment firm.

Bruce R. Smith joined the Board of Directors in September 1999. Mr. Smith is a business consultant in the professional services, technology and retail industries. Since September 2001, he has served as a founding partner of i3 Partners Consulting, which provides Board and CEO level consulting to companies and equity capital firms focusing on marketing, sales and customer relationship management. Prior thereto, he was a principal with Nextera/Sibson Consulting Group, responsible for the creation and business development of the equity capital services practice. From 1994 to 1998, Mr. Smith served as Chairman of the Board, President and Chief Executive Officer of Integration Alliance Corporation, a distribution, integration and marketing company that provided a high value, complex systems channel model for the Hewlett Packard UNIX, 3000 and NT environments. Prior thereto, he was President, Client Systems Company of Distribution Resources Corporation from 1991 to 1994.

Nigel Travis was elected to the Board of Directors in August 2000 and currently serves as Lead Director for the Board. He is also President and Chief Executive Officer and a member of the Board of Directors of Papa John's International, Inc., as of April 1, 2005, after having served as President and Chief Operating Officer of Blockbuster Inc. until late 2004. While at Blockbuster, Mr. Travis also served as Executive Vice President and President, Worldwide Stores Division from December 1999 to October 2001, as President, Worldwide Retail Operations from 1998 to 1999, as Executive Vice President and President, International from 1997 to 1998 and as Senior Vice President, Europe from 1994 to 1997. Prior to his service with Blockbuster, Mr. Travis was employed by Grand Metropolitan from 1985 to 1994, with his final position as Managing Director, Europe, Middle East and Africa for Burger King Corporation, headquartered in Uxbridge, England. Mr. Travis also served as the senior independent director and was a member of the Audit Committee of the Board of Directors of Limelight, PLC in the UK from October 1996 to August 2000.

The Board, Board Committees and Meetings

The Board of Directors is the ultimate decision-making body of the Company except with respect to those matters reserved to the shareholders. The primary responsibilities of the Board are oversight, counseling and direction of the Company's management in the long-term interests of the Company and our shareholders. The Board is also responsible for hiring, overseeing and evaluating management, particularly the Chief Executive Officer. Since Mr. James D. Carreker serves as both Chairman of the Board and Chief Executive Officer, the Board has designated Mr. Nigel Travis as the Lead Director. Board agendas include regularly scheduled sessions for the independent directors to meet without management present, and the Board's Lead Director leads those sessions.

For the fiscal year ended January 29, 2005 ("Fiscal 2004"), the Board of Directors met 8 times. No director who served the entire fiscal year attended less than seventy-five percent (75%) of the meetings of the Board or any of its committees, except Mr. John H. Costello, who is leaving the Board as of the Annual Meeting. Although the Company does not have a formal policy requiring them to do so, it encourages its directors to attend the Annual Meeting. All directors attended the Annual Meeting last year. The Company does not have a formal policy limiting the number of board seats that may be held by a director, but the Board expects, and is confident that, each director will meet his or her commitments.

The Board has three standing Committees, described below. Committee appointments are recommended by the Governance and Nominations Committee at or near the beginning of each fiscal year and are approved by the Board at its next meeting. Each committee is governed by a written charter which expressly provides that the committee has the sole discretion to retain, compensate and terminate its advisors. Current copies of the charters of each committee are available to shareholders on the Company's website at www.bombaycompany.com in the Investor Relations section or on request from the office of the Corporate Secretary.

Audit and Finance Committee. The Audit and Finance Committee consists of Laurie M. Shahon (Chair), Susan T. Groenteman and Julie L. Reinganum, each of whom is an independent director under the listing standards of the New York Stock Exchange. All the committee members are "financially literate," and the Board has determined that Ms. Shahon, the Committee Chair, qualifies as an "audit committee financial expert" as defined by the Securities and Exchange Commission. The Audit and Finance Committee assists the Board in monitoring the quality and integrity of the Company's financial reports and accounting and reporting practices, the adequacy of the Company's internal control over financial reporting, the independence and performance of the Company's internal and external auditors, and the compliance with the Company's Code of Business Conduct and Ethics. The Audit and Finance Committee has the sole authority to retain, compensate and terminate the Company's independent registered public accounting firm. Its duties are set forth in a written Audit and Finance Committee Charter. The Committee met 11 times during Fiscal 2004.

Compensation and Human Resources Committee. The Compensation and Human Resources Committee consists of Bruce R. Smith (Chair), Paul J. Raffin and Julie L. Reinganum, each of whom is an independent director under the listing standards of the New York Stock Exchange. The Compensation and Human Resources Committee is primarily concerned with the Company's organization, salary and non-salary compensation and benefit programs, succession planning and related human resources matters. The Committee also evaluates the Chief Executive Officer and recommends to the Board of Directors annual salaries and bonus programs and administers certain retirement, stock option and other plans covering executive officers. Further details of the Committee's activities during Fiscal 2004 are described in the Compensation and Human Resources Committee Report contained in this Proxy Statement. The Committee met 4 times during Fiscal 2004.

Governance and Nominations Committee. The Governance and Nominations Committee consists of Nigel Travis (Chair), Laurie M. Shahon and Bruce R. Smith, each of whom is an independent director under the listing standards of the New York Stock Exchange. The Committee was formed to address governance issues, to ensure that the Board and its Committees carry out their functions in accordance with governing law, regulations and their charters, to ensure that an assessment of the effectiveness of the Board and its Committees is completed at least on an annual basis, and to identify, recruit, nominate and orient new directors. It also has the responsibility for shaping Bombay's corporate governance practices, including the development and periodic review of the corporate governance guidelines and the Board committee charters and director compensation. The Committee has adopted a policy regarding, and will consider, nominations submitted by shareholders. See discussion under "Director Candidates." The Committee met 4 times during Fiscal 2004.

Compensation of Directors

Fees. During Fiscal 2004, compensation for non-employee directors was set as follows:

Annual Retainer	$35,000
Lead Director Retainer	50,000
Committee Chair Additional Retainers:	
Audit and Finance Chair	15,000
Compensation and Human Resources Chair	10,000
Governance and Nominations Chair	5,000
Board Meeting Fee	1,500
Committee Meeting Fee	1,000
Telephone Meeting Fee	500

The Lead Director is not paid the additional Committee Chair retainer. No fees are paid for actions taken by unanimous written consent in lieu of a meeting. The Company also reimburses directors for travel, lodging and related expenses incurred in attending meetings and provides directors with travel accident and directors' liability insurance.

Stock Options/Fees in Stock/Deferrals. Members of the Board receive stock options and may opt to receive fees in the form of Common Stock or to defer those fees in the form of stock units pursuant to the Amended and Restated 2001 Non-Employee Directors' Equity Plan (the "Directors' Equity Plan"). Future stock options will be granted pursuant to the 2005 Non-Employee Director Stock Option Plan, provided shareholders approve the plan at the Annual Meeting. See "Approval of 2005 Non-Employee Director Stock Option Plan."

The Directors' Equity Plan provides for an initial grant of a nonqualified option to new directors upon joining the Board, and an automatic annual grant of nonqualified options to continuing directors on the third business day after the Company issues its press release summarizing the Company's operating results for the prior fiscal year. The initial and automatic annual option grants are 10,000 shares. Committee chairs are awarded an additional option grant covering 2,500 shares on an annual basis. The initial grant vests 20% per year over a five-year period and the annual grants vest in full six months after the grant. In the event of a change in control, as defined in the plan, all outstanding options become immediately exercisable.

Non-employee directors may opt to be paid their retainers and meeting fees in the form of Common Stock distributed to such director on a quarterly basis. Alternatively, non-employee directors may choose to defer the receipt of retainers and meeting fees, which are then credited in stock units equivalent to Common Stock and held by the Company in an account for the benefit of each participating director. Directors who defer at least 50% of the annual retainer are paid an additional 25% of the amount of the deferral, also in the form of stock units. The stock units, which are fully vested, become payable in the form of Common Stock upon retirement from the Board or otherwise as specified in the director's election notice. The stock units are adjusted for stock dividends, stock splits, combinations, reclassifications, recapitalizations or other capital adjustments. In the event of a change in control, as defined in the plan, all stock units are immediately payable.

Report of the Audit and Finance Committee

The Audit and Finance Committee assists the Board of Directors by providing independent, objective oversight of the Company's financial reporting process, public financial statements, internal control over financial reporting, compliance with legal and regulatory requirements and the independence, qualifications and performance of the independent registered public accounting firm and the internal auditors. It also reviews interim financial information contained in each quarterly earnings announcement and Form 10-Q with management, the internal auditor and independent registered public accounting firm prior to public release. In addition, the Committee, or a representative of the Committee, reviews with management the basis of forward looking statements, if any, contained in the Company's monthly revenue releases and quarterly earnings releases. The Audit and Finance Committee, comprised entirely of independent directors, operates under a written charter adopted by the Board of Directors that is available on the Company's website. The Committee reviews the adequacy of the charter at least annually.

Management is responsible for the preparation and fair presentation of the Company's financial statements, for maintaining effective internal controls over financial reporting and for compliance with legal and regulatory requirements. Management is also responsible for assessing and maintaining the effectiveness of the internal control over financial reporting in compliance with Sarbanes-Oxley Section 404 requirements. The independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an integrated audit of the Company's consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion as to the fairness of those statements in conformity with generally accepted accounting principles. The internal auditors are responsible for assisting management in its evaluation and testing of the effectiveness of the Company's internal control over financial reporting.

In fulfilling its oversight responsibilities, the Audit and Finance Committee met 11 times during Fiscal 2004 with the independent registered public accounting firm and management present. Its regular quarterly meetings, and otherwise as circumstances require, also include sessions with the independent registered public accounting firm and the Director of Internal Audit without management present. During the course of these meetings, members of the Committee reviewed and discussed with management and with PwC the audited financial statements for Fiscal 2004, their judgments as to the quality, not just the acceptability, of the Company's application of accounting principles, and such other matters as are required to be discussed with the Audit and Finance Committee under generally accepted auditing standards. It also reviewed and discussed the internal control over financial reporting, the audit plans and results, and the matters required to be discussed with PwC by Statement of Auditing Standards No. 61, *Communications with Audit Committees*, as amended. The Committee reviewed and discussed with PwC management's report on internal control over financial reporting and the related audit performed by them. In addition, the Audit and Finance Committee reviewed the written disclosures and letter from PwC required by *Independence Standard Board Standard No. 1*, as amended, have discussed with PwC their independence and after consideration of non-audit services provided by them to the Company, concluded that their independence has been maintained.

Based on the above, in reliance on management and PwC, and subject to the limitations of our role, the Audit and Finance Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended January 29, 2005, for filing with the Securities and Exchange Commission.

Laurie M. Shahon, Chair
Susan T. Groenteman
Julie L. Reinganum

Independent Registered Public Accounting Firm's Fees

The following table presents the aggregate fees billed for services rendered by PricewaterhouseCoopers LLP for the fiscal years ended January 29, 2005 and January 31, 2004.

	Fiscal 2004	Fiscal 2003
Audit Fees (1)	$1,045,380	$245,333
Audit-Related Fees (2)	15,000	15,000
Tax Fees (3)	44,675	75,214
All Other Fees	0	0
Total Fees	$1,105,055	$335,547

(1) Audit Fees are fees related to professional services rendered in connection with the audit of the Company's annual financial statements, the reviews of the financial statements included in each Quarterly Report on Form 10-Q and statutory audits. Includes $533,827 related to work performed in connection with requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

(2) Audit-Related Fees are fees for assurance and related services. For Fiscal 2004, this consisted primarily of services related to Securities and Exchange Commission review and correspondence. During Fiscal 2003, this sum represented services related to Sarbanes-Oxley Section 404 review work.

(3) Tax Fees are fees billed for professional services related to tax returns, tax planning and advice and assistance with international tax audits.

Audit and Finance Committee's Pre-approval Policy and Procedures

The Audit and Finance Committee has adopted policies and procedures for the pre-approval of audit and non-audit services for the purpose of maintaining the independence of our independent registered public accounting firm. The Company may not engage our independent registered public accounting firm to render any audit or non-audit services unless either the services are approved in advance by the Audit and Finance Committee or the engagement to render the service is entered into pursuant to the Audit and Finance Committee's pre-approval policies and procedures. Under the pre-approval policy, the Audit and Finance Committee pre-approves by type and amount the services expected to be provided by the independent registered public accounting firm during the coming year. This pre-approval is done annually and is documented as an exhibit to the minutes of an Audit and Finance Committee meeting. Any services to be provided by the independent registered public accounting firm that are not pre-approved as part of the annual process must be separately pre-approved by the Audit and Finance Committee, including the related fees. The Audit and Finance Committee must separately pre-approve any significant changes in scope or fees for approved services. No pre-approval authority is delegated to management.

The types of services the Audit and Finance Committee pre-approves annually are audit, audit-related and certain tax services. Audit services include the annual audit and quarterly reviews, statutory audits, and normal assistance with periodic Securities and Exchange Commission filings. Audit-related services include consultation on the application of proposed accounting and auditing standards and consultation on the accounting for proposed transactions. Tax services include preparation of federal and Canadian income tax returns, and assistance in examinations by taxing authorities and consultation on related tax matters.

The Audit and Finance Committee may delegate to the Chairman or one or more other members of the Committee the authority to grant approvals between Audit and Finance Committee meetings for services not approved as part of the annual approval process. Such approvals must be reported to the full Audit and Finance Committee at its next meeting

During Fiscal 2004, no services were provided to the Company by PricewaterhouseCoopers LLP other than in accordance with the pre-approval policies and procedures described above.

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP, certified public accountants, served as the independent registered public accounting firm for the Company for the year ended January 29, 2005. The Audit and Finance Committee has not selected the independent registered public accounting firm for the current year because the selection will not be made until after the final Audit and Finance Committee meeting on the prior year's audit is held and the Audit and Finance Committee has an opportunity to review and consider a proposal from PricewaterhouseCoopers LLP for the current fiscal year. Representatives of PricewaterhouseCoopers LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so and to respond to appropriate questions.

APPROVAL OF 2005 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

(Proposal 2)

Introduction

The Board of Directors recommends that shareholders approve the Company's 2005 Non-Employee Director Stock Option Plan (which we refer to as the 2005 Plan). The 2005 Plan would govern grants of stock options to non-employee members of the Board of Directors. The 2005 Plan would replace the 2001 Non-Employee Directors' Equity Plan, which the Board terminated effective May 2, 2005.

Based upon the recommendation of the Board's Governance and Nominations Committee, the Board of Directors has unanimously approved the 2005 Plan, subject to shareholder approval at the Annual Meeting. The 2005 Plan is designed to provide each non-employee director of the Company with an added incentive to continue in the service of the Company and a more direct interest in the future success of the operations of the Company. It will also assist in attracting experienced and highly qualified candidates to the Board of Directors who will contribute to the Company's financial success.

The following is a summary of the principal features of the 2005 Plan. This summary does not purport to be a complete description of all of the provisions of the 2005 Plan and is qualified in its entirety by the text of the 2005 Plan, a copy of which is attached to this proxy statement as Appendix A. Capitalized terms not otherwise defined below have the meanings ascribed to them in the 2005 Plan.

General

The 2005 Plan authorizes the issuance of up to 300,000 shares of Common Stock. Any shares of Common Stock allocable to the unexercised portion of an option that expires or terminates will again be available for the purposes of the 2005 Plan. The 2005 Plan contains provisions for the adjustment of the number of shares of Common Stock to be granted or available for grant under options and for the adjustment of the shares subject to unexercised options, in the event of Common Stock splits or combinations, dividends payable in Common Stock or the occurrence of certain other events.

The 2005 Plan is administered by the Board of Directors and is designed to allow the Board to adjust the value and the form of the option grants to be made under the 2005 Plan from time to time in order to permit the Company to respond to market conditions and remain competitive in its Non-Employee Director compensation practices.

Stock Options

Under the 2005 Plan, it is expected that options will be granted to incumbent and new Non-Employee Directors. In addition, the Board of Directors has the discretion to grant additional options to the Non-Employee Directors and to determine the restrictions, terms and conditions applicable to such grants.

The price at which each share of Common Stock covered by an option may be purchased is the Fair Market Value of such share on the date of the grant of such option. Each option will be exercisable from time to time as specified in the award agreement over the period of time commencing not less than six months after the date of the grant of such option and ending upon the expiration of ten years after the date of such grant, subject to earlier termination as set forth in the plan. Each option granted to a Non-Employee Director under the 2005 Plan will become exercisable in full (i) upon the death or termination of service due to disability of such Non-Employee Director, (ii) upon the retirement of such Non-Employee Director as a regular director provided such director has served on the Board for a minimum of five years, or (iii) in the event of a Change in Control.

Upon termination of service as a director, the Non-Employee Director (or if such termination is by reason of death, the executor or administrator of the Non-Employee Director's estate or person who has acquired the options by bequest, inheritance or permitted transfer) shall have one year to exercise vested options for each full three-year term and any partial term served on the Board, to a maximum exercise period of three years; provided that in no event shall an option be exercisable later than the expiration date of such option.

The options granted under the 2005 Plan are transferable only by will or the laws of descent and distribution or to a permitted transferee (as defined below). An option may be transferred to a permitted transferee if the original optionee notifies the Company of the transfer and provides certain information with respect to the permitted transferee, and the Board of Directors approves the form of the transfer documents effectuating the transfer. The term "permitted transferee" means, with respect to an original optionee, (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the original optionee, including adoptive relationships, (ii) any person sharing the original optionee's household (other than a tenant or an employee), (iii) a trust in which the persons described in clauses (i) and (ii) above have more than fifty percent of the beneficial interest, (iv) a foundation in which the original optionee and/or persons described in clauses (i) and (ii) above control the management of assets, and (v) any other entity in which the original optionee and/or persons described in clauses (i) and (ii) above own more than fifty percent of the voting interests.

Amendment of the Plan

The Board of Directors may at any time and from time to time amend, modify or suspend the 2005 Plan, provided that no such amendment, modification or suspension shall (i) adversely affect an option award theretofore granted to a Non-Employee Director, or deprive a Non-Employee Director of any shares of Common Stock such Non-Employee Director has acquired or may acquire under such an option, without his or her consent, or (ii) be made without the approval of the shareholders of the Company if such amendment, modification or suspension would (a) expand the types of grants that may be made under the 2005 Plan, (b) increase the total number of shares of Common Stock that may be granted under the 2005 Plan or decrease the exercise price of options granted or to be granted under the 2005 Plan (other than in accordance with the 2005 Plan's anti-dilution provisions), (c) materially expand the class of persons eligible to be granted options under the 2005 Plan, (d) materially increase the benefits accruing to Non-Employee Directors under the 2005 Plan, (e) extend the term of the 2005 Plan or the exercise period applicable to an option granted thereunder, or (f) constitute a material revision of the 2005 Plan requiring shareholder approval pursuant to Section 303A.08 of the New York Stock Exchange Listed Company Manual or applicable law.

Termination

Unless previously terminated by the Board of Directors in its discretion, the 2005 Plan will terminate at the close of business on May 2, 2015, after which time no further grants may be made under the 2005 Plan.

United States Federal Income Tax Consequences

The following summary is based upon an analysis of the Internal Revenue Code (the "Code") as currently in effect, and existing laws, judicial decisions, administrative rulings, regulations and proposed regulations, all of which are subject to change. Moreover, the following is only a summary of United States federal income tax consequences and such consequences may be either more or less favorable than those described below depending on a taxpayer's particular circumstances.

All options granted under the 2005 Plan are nonqualified options that are not entitled to special tax treatment under Section 422 of the Code. The 2005 Plan is also not qualified under Section 401(a) of the Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

Nonqualified Stock Options

For federal income tax purposes, no income will be recognized by a Non-Employee Director to whom an option is granted (an "optionee") upon the grant of an option. Upon exercise of an option, the optionee will recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the option price of such shares. The Company will be entitled to a deduction equal to the amount of ordinary income recognized by the optionee at the time of such recognition by the optionee. The basis of the shares transferred to an optionee pursuant to exercise of an option is the price paid for such shares plus an amount equal to any income recognized by the optionee as a result of the exercise of such option. If the optionee thereafter sells shares acquired upon exercise of an option, any amount realized over the basis of such shares will constitute capital gain to such optionee for federal income tax purposes.

New Law Affecting Deferred Compensation

In 2004, a new Section 409A was added to the Code to regulate all types of deferred compensation. If the requirements of Section 409A of the Code are not satisfied, deferred compensation and related earnings will be subject to tax as it vests, plus an interest charge at the underpayment rate plus 1% and a 20% penalty tax. Certain stock options are subject to Section 409A of the Code and, to the extent the 2005 Plan is subject to and does not comply with Section 409A of the Code with respect to any such award, the 2005 Plan may be amended to the extent necessary.

Vote Required and Board of Directors Recommendation

At the Annual Meeting, shareholders are being asked to approve the 2005 Plan. Such approval will require the affirmative vote of a majority of the shares present in person or represented by proxy and entitled to vote at the Annual Meeting.

The Board of Directors of the Company recommends that the shareholders vote to approve The Bombay Company, Inc. 2005 Non-Employee Director Stock Option Plan.

EXECUTIVE OFFICERS OF THE COMPANY

Current Executive Officers

The executive officers of the Company, their respective ages, positions held and tenure as officers are as follows:

Name	Age	Position(s) Held with the Company	Officer of the Company Since
James D. Carreker	57	Chief Executive Officer and Chairman of the Board	2003
Brian N. Priddy	48	Executive Vice President, Operations	1998
Elaine D. Crowley	46	Senior Vice President, Chief Financial Officer and Treasurer	1996
Lucretia D. Doblado	41	Senior Vice President, Chief Information Officer	2003
Donald V. Roach	47	Senior Vice President, Strategic Planning	2002
Steven C. Woodward	48	Senior Vice President and General Merchandise Manager	2004
James D. Johnson	58	Vice President, Human Resources	1998
Michael J. Veitenheimer	48	Vice President, Secretary and General Counsel	1985

Business Experience

Mr. Carreker's business experience is provided under "Continuing Directors Whose Terms Are Not Expiring."

Brian N. Priddy has served as Executive Vice President, Operations since February 2001, after having served as Senior Vice President, Store Operations since April 1998. Prior to joining Bombay, Mr. Priddy was a member of the Senior Strategic Leadership Team for Sears, Roebuck and Company from July 1993 to April 1998 and as Regional Merchandise Manager for Montgomery Wards, Director of Stores for Lillie Rubin Incorporated and as Regional Vice President of Stores for Maison Blanche department stores.

Elaine D. Crowley was named Senior Vice President, Chief Financial Officer and Treasurer in February 2002, after having served as Vice President, Chief Financial Officer and Treasurer since December 2000. She was named Vice President, Finance and Treasurer in January 1996, after having served as Corporate Controller since January 1995. Ms. Crowley acted as Executive Vice President, Operations of The Bombay Company division from January 1994 to January 1995, Vice President and Controller from January 1991 to December 1994, and Controller from August 1990 to December 1990. Ms. Crowley was with Price Waterhouse from 1981 to 1990.

Lucretia D. Doblado joined the Company in October 2003 as Senior Vice President and Chief Information Officer. Prior to that time, Ms. Doblado was employed by Accenture in its retail practice from 1986 to 2002. As a retail consulting partner, she had extensive experience developing strategic technology solutions for retailers such as J.C. Penney Company, Inc., Blockbuster Inc., Zale Corporation, CompUSA Inc. and Hallmark Cards, Inc.

Donald V. Roach currently serves as Senior Vice President, Strategic Planning as a result of his promotion from Vice President, Finance in September 2002. Mr. Roach joined Bombay in March 2002 as Vice President, Finance after having served as Acting Chief Financial Officer on a consulting basis for Guess? Inc. from March 2001 until February 2002, and as Executive Vice President, Chief Operating Officer of eFanshop Inc. from October 2000 to January 2001. Mr. Roach has held a number of positions at Footstar Inc. and Melville Corporation and its subsidiaries, including Senior Vice President, Operations and Finance at Footaction USA from 1997 to 2000, Vice President and Corporate Controller at Footstar Inc. from 1996 to 1997, Senior Vice President and Chief Financial Officer of Footaction USA from 1991 to 1996 and Vice President and Chief Financial Officer of Fan Club from 1990 to 1991.

Steven C. Woodward rejoined the Company on August 4, 2004 as Senior Vice President and General Merchandise Manager. He served as President and Chief Executive Officer of Illuminations, a privately owned boutique retailer of premium candles and home accents from August 2002 until July 2004, after having served as Senior Vice President, Merchandising of Bombay from August 1998 until July 2002. Prior thereto, he was Vice President of The Home Store Merchandise group at Service Merchandise from November 1997 until July 1998, after holding various positions at Pier 1 Imports from August 1992 to October 1997, including Vice President of Furniture, Textiles and Decorative Accessories.

James D. Johnson joined Bombay in August 1998, as Vice President, Human Resources. Prior thereto, Mr. Johnson served as Regional Human Resources Manager for Sears Product Service for the Dallas and Memphis Region, and as District Human Resources Manager for Sears Retail Organization from December 1994 to August 1998. Prior thereto, Mr. Johnson was employed by Federated Department Stores in the Abraham & Strauss division as Area Director of Human Resources, Director of Human Resources/Operations and Merchandising Group Manager.

Michael J. Veitenheimer has served as Vice President, Secretary and General Counsel since August 1994. Mr. Veitenheimer joined Bombay in November 1983 as General Counsel and Assistant Secretary, and was named Secretary of the Company in July 1985. Prior thereto, Mr. Veitenheimer was in private practice of law in Fort Worth, Texas.

Terms of Office; Relationships

The officers of the Company are elected annually by the Board of Directors at a meeting held immediately following each annual meeting of shareholders, or as soon thereafter as necessary and convenient in order to fill vacancies or newly created offices. Each officer holds office until his or her successor is duly elected and qualified or until his or her death, resignation or removal, if earlier. Any officer or agent elected or appointed by the Board of Directors may be removed by the Board of Directors whenever in its judgment the best interests of the Company will be served thereby, but such removal shall be without prejudice to the contractual rights, if any, of the person so removed.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table includes individual compensation information on the Company's Chief Executive Officer, the four other most highly paid executive officers for the last fiscal year plus a former executive officer who would have been included in the table but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long-Term Compensation Awards		
Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compen-sation (1) ($)	Restricted Stock (2) ($)	Stock Options (#)	All Other Compensation (3) ($)
James D. Carreker, Chief Executive Officer (4)	2004 2003	21,900(5) 0	0 424,747	- -	723,122(5) 750,000	250,000 400,000	5,687 1,203
Brian N. Priddy, Executive Vice President, Operations	2004 2003 2002	315,200 315,200 287,716	0 151,027 180,658	- - -	138,200 - -	40,000 60,000 50,000	20,960 21,730 14,046
Elaine D. Crowley, Senior Vice President, Chief Financial Officer and Treasurer	2004 2003 2002	246,200 246,200 231,177	0 99,228 138,506	- - -	69,100 - -	35,000 40,000 50,000	16,053 19,197 11,232
Lucretia D. Doblado, Senior Vice President, Chief Information Officer (4)	2004 2003	225,000 69,462	0 15,570	- -	192,300 -	35,000 30,000	3,712 356
Donald V. Roach, Senior Vice President, Strategic Planning (4)	2004 2003 2002	219,615 215,000 176,250	0 85,847 123,450	- - -	69,100 - -	35,000 60,000 66,000	14,529 11,242 1,700
Stephen Farley, former Executive Vice President, Marketing and Merchandising (6)	2004 2003 2002	266,539 306,539 170,769	0 143,844 144,527	- - -	207,300 438,000 -	35,000 75,000 125,000	48,451(6) 4,232 306

(1) "Other Annual Compensation" covers forms of annual compensation not properly categorized as salary or bonus, including perquisites. No named executive officer received such compensation or perquisites which exceeded the threshold level for disclosure purposes.

(2) At the end of Fiscal 2004, Mr. Carreker, Mr. Priddy, Ms. Crowley, Ms. Doblado and Mr. Roach held restricted stock awards covering 204,236 shares, 20,000 shares, 10,000 shares, 30,000 shares and 10,000 shares of stock respectively, which shares had total values of $1,117,171, $109,400, $54,700, $164,000 and $54,700 based upon the closing market price of the Common Stock on January 28, 2005. Mr. Carreker was granted 81,256 shares of restricted stock in lieu of base salary on June 3, 2003, which vests in full three years after the date of grant, pursuant to an annual election contained in his employment contract. Based upon the same election, he was granted 122,980 shares of restricted stock on June 3, 2004, which vests in full two years after the date of grant. Mr. Priddy's stock award was granted on March 22, 2004, and vests at the rate of 4,000 shares on March 22, 2005, 6,000 shares on March 22, 2006 and 10,000 shares on March 22, 2007. Ms. Crowley's stock award was granted on March 22, 2004 and vests at the rate of 2,000 shares on March 22, 2005, 3,000 shares on March 22, 2006 and 5,000 shares on March 22, 2007. Ms. Doblado's stock awards were granted on March 22, 2004 and on January 5, 2005 and vest as follows: 3,000 shares on March 22, 2005, 3,000 shares on January 5, 2006, 4,500 shares on March 22, 2006, 4,500 shares on January 5, 2007, 7,500 shares on March 22, 2007, and 7,500 shares on January 5, 2008. Mr. Roach's stock award was granted on March 22, 2004 and vests at the rate of 2,000 shares on March 22, 2005, 3,000 shares on March 22, 2006 and 5,000 shares on March 22, 2007. The Company has historically not paid dividends on its Common Stock. The Committee administering the 1996 Long-Term Incentive Stock Plan has the authority to determine whether dividends are payable on restricted stock grants.

(3) The totals in this column reflect the aggregate value of the Company's contributions for the account of each named executive officer under the 401(k) Savings Plan, Supplemental Stock Plan, Executive Disability Plan, life insurance and severance-related payments, if applicable. For Fiscal 2004, these amounts were as follows: James D. Carreker: $748; $0; $2,275; and $2,590. Brian N. Priddy: $8,951; $9,092; $2,040 and $810. Elaine D. Crowley: $7,466; $5,682; $2,040 and $797. Lucretia D. Doblado: $1,038; $0; $1,625 and $441. Donald V. Roach: $7,595; $4,125, $2,040 and $700. Stephen Farley: $7,208; $8,178; $1,726; $1,051 and $30,288.

(4) Mr. Carreker was named Chief Executive Officer on June 3, 2003. Ms. Doblado joined the Company in October 2003. Mr. Roach joined the Company in March 2002. For each individual the year of hire represents a partial year.

(5) Pursuant to his employment agreement, Mr. Carreker was entitled to receive a base salary of $600,000 or, if he elected to receive his base salary in the form of restricted stock vesting in full at the end of two years, he was entitled to a grant of restricted stock valued at 1.25 times his base salary. He elected to take restricted stock, except for a nominal amount to take advantage of certain pre-tax medical insurance, which is available to all employees, and was granted 122,980 shares.

(6) Mr. Farley left the Company on December 3, 2004. On his departure, his restricted stock award and stock option grant made in 2004 expired, as did 40,000 restricted shares and 49,995 stock options granted in 2003 and 41,633 stock options granted in 2002. "All Other Compensation" for Mr. Farley includes severance payments totaling $30,288.

Stock Option Grants

The following table provides information concerning grants of stock options under the 1996 Long-Term Incentive Stock Plan during Fiscal 2004 to the individuals named in the Summary Compensation Table.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Options Granted (#) (1)	Percent of total options granted to employees in fiscal year	Exercise or base price ($/share) (2)	Expiration Date	Grant Date Present Value $ (3)
James D. Carreker	250,000	26.9%	$5.81	6/03/14	$890,325
Brian N. Priddy	40,000	4.3%	$6.91	3/22/14	$170,052
Elaine D. Crowley	35,000	3.8%	$6.91	3/22/14	$148,796
Lucretia D. Doblado	35,000	3.8%	$6.91	3/22/14	$148,796
Donald V. Roach	35,000	3.8%	$6.91	3/22/14	$148,796
Stephen Farley(4)	35,000	3.8%	$6.91	3/22/14	$148,796

(1) Grants of options to purchase shares of Common Stock under the 1996 Long-Term Incentive Stock Plan vest from the date of grant at a rate of 33% per year for three years and expire on the tenth anniversary of the date of grant. The plan provides that in the event of a change in control, as defined therein, all options granted under the plan immediately become exercisable for a period of 60 days after the effective date of such change in control. The plan prohibits option repricing.

(2) Each exercise price is equal to the closing price of the Common Stock on the New York Stock Exchange Composite Tape on the date of the grant.

(3) The grant date present values were determined by using the Black-Scholes option pricing model in accordance with the rules and regulations of the Securities and Exchange Commission and are not intended to forecast future increases in the price of the Common Stock. The options expiring on June 3, 2014 had a grant date present value of $3.5613 per share. The options expiring on March 22, 2014 had a grant date present value of $4.2513 per share. The Black-Scholes valuation model was based upon the following assumptions: volatility of 65.7% based on a historical daily average over a five year period, expected life of options at five years; no expected dividends; and a risk-free interest rate range of 3.74% to 4.71%.

(4) The options granted to Mr. Farley in 2004 expired upon his departure from the Company in December 2004.

Stock Option Exercises and Holdings

The following table provides information with respect to the exercise of options during Fiscal 2004 by the individuals named in the Summary Compensation Table and the value of unexercised options held as of January 29, 2005.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR AND YEAR END OPTION VALUES

Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Number of Securities Underlying Unexercised Options at 1/29/05 Exercisable/ Unexercisable	Value of Unexercised In-the-Money Options at 1/29/05 ($) (2) Exercisable/ Unexercisable
James D. Carreker	0	0	161,334 / 528,666	17,560 / 6,240
Brian N. Priddy	26,082	115,127	87,251 / 96,666	47,764 / 51,498
Elaine D. Crowley	0	0	158,929 / 78,333	209,250 / 51,498
Lucretia D. Doblado	0	0	10,000 / 55,000	0 / 0
Donald V. Roach	0	0	73,226 / 96,774	154,772 / 62,938
Stephen Farley	41,666	57,495	25,000 / 0	0 / 0

(1) The "value realized" represents the difference between the option's exercise price and the value of the Common Stock at the time of exercise.

(2) Value based on the closing price of the Common Stock on January 28, 2005, $5.47 per share, less the option exercise price.

Executive Officer Agreements

The Company has entered into an employment agreement with Mr. James D. Carreker pursuant to which he is employed as Chief Executive Officer and Chairman of the Board of Directors. The agreement runs through June 3, 2006 and extends automatically until June 3, 2007 unless the Company or Mr. Carreker gives notice to the contrary. During the term of this agreement, Mr. Carreker will receive an annual base salary of not less than $600,000, and an incentive bonus for each fiscal year based upon Company and individual performance which shall not exceed 150% of his base salary. Details regarding the base salary and bonus opportunity are discussed in the Compensation and Human Resources Committee Report. Mr. Carreker is entitled to participate in all benefit plans available to other executive officers of the Company during the employment term and, in the event of his death during the employment term, his estate will receive a prorated incentive bonus for the year in which his employment terminates.

In the event Mr. Carreker's employment is terminated by the Company without cause during the employment term, Mr. Carreker will receive one year's base salary, payable in accordance with the general policies and procedures for payment of compensation to executive officers and the incentive bonus that he would have received for the fiscal year of his termination. Any unvested stock options that would have vested during the one year period following termination will vest immediately and, with his other outstanding options, will be exercisable for a period of 90 days following termination. All restricted stock held by Mr. Carreker for a period of one year or more and a prorated number of restricted shares granted during the year of termination shall cease to be subject to restrictions and shall be distributed to Mr. Carreker.

In the event Mr. Carreker's employment is terminated by the Company, or Mr. Carreker voluntarily terminates his employment for good reason, during the one year period following a change in control of the Company, Mr. Carreker will receive two times the sum of his base salary in effect immediately prior to the change in control plus the average of his incentive bonus for the two years prior to the change in control, payable in the form of a lump sum. In addition, all restricted stock granted to Mr. Carreker will cease to be subject to restrictions and shall be distributed to him. All unvested options shall immediately vest and all options held by Mr. Carreker shall remain exercisable for a period of one year thereafter.

In the event Mr. Carreker's employment is terminated for any other reason, Mr. Carreker will receive his base salary earned to the date of termination. Any stock options that he holds will be exercisable and terminate in accordance with the terms of the 1996 Long-Term Incentive Stock Plan, and any unvested restricted stock will lapse. The agreement also contains a one year non-competition covenant and a one year non-solicitation covenant with regard to employees, suppliers and customers, both of which become effective upon termination of Mr. Carreker's employment for any reason.

In August 2002, the Company entered into a severance agreement with Mr. Brian N. Priddy. Pursuant to the agreement, if his employment is terminated without cause, he is entitled to compensation of up to 24 months base salary, 12 months guaranteed and 12 months subject to offset by earnings from subsequent employment. Upon a change in control, all of Mr. Priddy's restricted stock vests, all of his stock options become exercisable, and his severance pay provisions are activated.

The Company has adopted a severance policy for executive officers and other members of senior management that provides for severance payments in the form of salary continuation to a maximum of 12 months for Executive Vice Presidents and Senior Vice Presidents and nine months for Vice Presidents. All such payments terminate at the time of subsequent employment.

The Board has approved in principal, subject to completion of definitive agreements, change of control agreements for Mr. Priddy, Ms. Crowley, Ms. Doblado, Mr. Roach and three other executive officers that provide lump sum payments of two times the sum of base salary and annual incentive bonus upon involuntary termination of employment without cause or a termination by the executive with good reason within two years after or six months prior to a change in control, as defined. The annual bonus is calculated on the basis of the greater of the average of the bonuses paid for the prior three years or the target bonus established by the Compensation and Human Resources Committee for the year in which the change in control occurs. Additionally, all stock options shall immediately vest and all restricted stock shall cease to be subject to restrictions and shall be distributed to the executive. These agreements will have three year terms with one year evergreen renewal, subject to a six month notice of non-renewal.

Compensation and Human Resources Committee Report

The Compensation and Human Resources Committee of the Board of Directors (the "Compensation Committee") is responsible for reviewing and approving the Company's compensation policies and the compensation paid, and long-term incentives granted, to the Company's executive officers. The Compensation Committee consists of four independent directors. All decisions by the Compensation Committee relating to the compensation of the Company's executive officers are reviewed and approved by the full Board.

During the latter half of the Company's 2002 fiscal year, the Compensation Committee initiated a comprehensive review of the Company's executive compensation process. It engaged Watson Wyatt as its compensation consultant for this analysis. The project resulted in a revised, written executive compensation philosophy and a significantly improved process for evaluating and competitively compensating the Company's executive officers. This new process was fully implemented in Fiscal 2003 and utilized again for Fiscal 2004.

Compensation Philosophy. The Company's long-standing compensation philosophy is one of emphasizing performance-based compensation incentives, which create a strong focus on growth in earnings per share and the enhancement of shareholder value. This has not changed. Rather, the Compensation Committee reiterated in the new philosophy statement that compensation beyond base salary is to be driven by the Company's and the executives' achievements on behalf of shareholders. Executive compensation is intended to be performance-based at a level warranted by Company results, the executive's business unit performance and the executive's individual contributions, and in line with a micro group survey of competitive market compensation practices. The executive compensation process is guided by the following principles:

- **Performance based:** We focus on specific, value-improving performance objectives.

- **Objective:** Wherever possible, we use quantitative measures to evaluate achievement, recognizing that Compensation Committee and senior executive judgment are continually required.

- **Complete:** The programs are designed to meet the needs and requirements of the executives, be consistent with industry group survey competitive practice, and be appropriate from a shareholder perspective.

- **Flexible:** The executive compensation program will be revised as business conditions, executive needs and shareholder requirements change.

- **Clear and Understandable:** The executive compensation program is designed and managed in a way to achieve on-going clarity and understanding through the development and implementation of a formal Management by Objectives ("MBO") program.

- **Appealing to Executive:** The executive compensation program is monitored to assure its effectiveness based on motivation, retention and recruitment, among other things.

This program consists of competitive base salaries, an annual bonus program based on successfully achieving predetermined financial and individual performance goals, and long-term equity opportunities to create equity ownership. These compensation elements address both short-term and long-term performance goals. It is understood that the Company's success and ability to properly manage its growth and improve shareholder returns depend, to a significant extent, both upon the performance of the Company's current senior management team and its ability to attract, hire, motivate and retain additional qualified management personnel in the future. It is further recognized that the inability to recruit and retain such personnel, or the loss of critical management, could have an adverse impact on the Company. With these understandings, the Compensation Committee used the following principal objectives to establish the Fiscal 2004 compensation plan:

(1) Officer total compensation was targeted at approximately the median of market levels as demonstrated by the industry micro group survey competitive data;

(2) A performance-based annual incentive plan design was utilized, with results based on both Company and individual performance practices;

(3) A comprehensive MBO program was implemented, with quantitative measures to gauge achievements in performance.

(4) The retention of key management resources was a high priority; and

(5) Equity ownership by senior management needed to continue to grow.

The Company uses the Standard & Poors Specialty Stores Index to compare the performance of the Company to that of a broad index of other retailers for purposes of the Shareholders' Total Return Graph presented elsewhere in this Proxy Statement. However, in reviewing compensation issues, the Compensation Committee focuses on a narrower group of retailers (the "Comparative Group"), along with national survey data. The Comparative Group is reviewed by the Compensation Committee annually, and changes to the group are made as necessary for comparability purposes. The Compensation Committee is of the opinion that these companies reflect a group with which Bombay competes for executive talent. To further refine comparability, the Compensation Committee also reviews compensation practices for a modified peer group containing the eight companies in the Comparative Group closest to Bombay in net sales volume, which we refer to as the micro group. These companies have an annual sales volume range of $340 million to $730 million.

Base Salaries. The Compensation Committee reviews and approves salaries for the Chief Executive Officer and the other executive officers generally on an annual basis. Recommended base salaries are reviewed and set based on information derived from the industry micro peer group survey and national surveys of compensation data, as well as evaluations of the individual executives' positions, performance and contributions. In making salary decisions, the Compensation Committee exercises its discretion and judgment with no specific formula being applied to determine salary levels. A ranking process is used to evaluate the executive officers as to their overall performance and contributions to determine the appropriate salary merit increase on a relative individual basis and to meet an overall Company salary merit increase budget. Salaries of Company executives are generally set at or near median levels. For Fiscal 2004, two executive officers were granted base salary increases, one a modest merit increase of 2.3% and the other an equity adjustment to maintain a competitive salary position, which represented a 7.1% increase. All other executives' salaries were not adjusted.

Annual Incentive Bonuses. Annual incentive bonuses for executive officers are designed to satisfy the Compensation Committee's belief that a significant portion of the annual compensation of each executive officer should be contingent upon Company performance, with a lesser, but still meaningful, portion tied to the satisfaction of specific individual MBOs. For Fiscal 2004, the bonus allocation was based 75% on Company results and 25% on individual performance. Target bonus levels are based on a percentage of each executive officer's base salary, ranging from 40% to 100%.

The Company's Executive Management Incentive Compensation Plan (the "Incentive Plan"), provides for the creation of a bonus pool based upon measurements of shareholder return, principally improvement in earnings. The bonus pool is derived by setting aside a fixed percentage of pre-tax profits, and contains a profit threshold that must be met for the payment of any bonus based on profitability. The profit percentage and other shareholder return measurement elements, if applicable, along with the minimum thresholds, are established by the Compensation Committee and approved annually by the Board of Directors.

Compensation Results. The Company's performance for Fiscal 2004 was reviewed by the Compensation Committee, which determined that the results did not meet the minimum profit threshold criteria for the fiscal year. Therefore, no profit-based bonuses were earned. Additionally, although the Compensation Committee evaluated each executive officer on his or her satisfaction of individual objectives to judge his or her annual performance, because the minimum profit threshold was not achieved, no bonuses were paid based on individual performance. The absence of bonus payments is reflected in the Summary Compensation Table.

Stock Options/Equity Ownership. The Company's compensation program is also intended to create long-term incentives for executives to act in ways that will create long-term growth in shareholder value. To further this goal, in Fiscal 2004 members of senior management, including the executive officers, were awarded incentive and nonqualified stock options. These grants are reflected in the Summary Compensation Table and Option Grants in Last Fiscal Year table contained in this Proxy Statement. Additionally, recognizing the trend of decreasing dependence on stock options and toward an increasing utilization of restricted stock grants due to the new accounting rules related to the expensing of stock options, the Committee granted 100,000 shares of restricted stock to executive officers on a three-year vesting schedule, with 20%, 30% and 50% vesting on the first, second and third anniversaries, respectively, of the date of grant. The dollar value of these grants are set forth in the Summary Compensation Table.

Pursuant to the 1996 Long-Term Incentive Stock Plan, awards are granted at the discretion of the Compensation Committee, generally once per year. The number of shares covered by such awards is determined based upon benchmarks for comparable positions and an assessment of the individuals' performance. The Compensation Committee considers the recommendation of, and relies on information provided by, the Chief Executive Officer in determining awards to be granted to the other executive officers. Stock options are granted with an exercise price equal to or greater than the fair market value of the Common Stock on the date of grant. Options typically vest over a three-year period (33% per year) and are not dependent on further individual performance criteria. Restricted stock grants also vest over a three-year period as set forth above (20% – 30% – 50% per year), and grants for Fiscal 2004 are not dependent on further individual performance criteria. The Compensation Committee believes that the periodic grant of time-vested stock options and restricted stock provides an incentive that focuses the executives' attention on managing the business from the perspective of owners with an equity stake in the Company. It further motivates executives to maximize long-term growth and profitability because value is created in the options only as the Company's stock price increases after the option is granted.

CEO Compensation. Mr. James D. Carreker was named Chief Executive Officer on June 3, 2003. Pursuant to his employment agreement, his base salary was set at $600,000 for the first year of his employment, subject to adjustment by the Board for subsequent years. For Fiscal 2004, no increase in base salary was made. Pursuant to the agreement, he has the option each year to take all or a portion of his salary in the form of restricted stock. If Mr. Carreker elects to take more than 50% of his base salary in stock, he will receive stock valued at 125% of base salary he elects not to take in cash. For Fiscal 2004, the Committee determined that such restricted stock would vest at the end of the second year following the date of grant. Mr. Carreker elected this option again for the second year of his contract for all but a nominal portion of salary ($21,900) and was granted 122,980 shares of restricted stock. He was also made a participant in the executive officer annual incentive plan with a target bonus equal to 100% of his base salary (not to exceed 150%), with 75% of the bonus based on Company results and 25% based on satisfaction of individual performance objectives established by the Compensation Committee, provided the Company achieved specific profit thresholds. Since these thresholds were not met, Mr. Carreker was paid no bonus for Fiscal 2004. Pursuant to his contract, Mr. Carreker was granted 250,000 stock options which vest at 33% per year over a three-year period and have an exercise price of $5.81 per share.

Stock Ownership Guidelines. As part of its comprehensive review of compensation and its link to shareholder value, the Compensation Committee established stock ownership guidelines for executive officers. These guidelines are intended to increase the officers' equity stake in the Company and more closely align their interests with those of the shareholders. These guidelines provide that, over a five-year period:

- the chief executive officer should acquire and maintain stock ownership equal in value to five times his base salary;
- the executive and senior vice presidents should acquire and maintain stock ownership equal in value to twice their base salaries; and
- the vice presidents should acquire and maintain stock ownership equal to their base salaries.

Stock held directly, stock held indirectly through the 401(k) Savings Plan and a portion of each restricted stock award are taken into consideration when calculating whether an officer meets his or her stock ownership guideline. All executive officers have met or are making progress toward meeting their stock ownership guidelines.

Impact of Section 162(m) of the Internal Revenue Code. The Compensation Committee has considered the potential impact of Section 162(m) of the Internal Revenue Code, which imposes a $1 million limit per year on the corporation tax deduction for compensation (including stock-based compensation such as stock options) paid with respect to each of the top five executive officers of publicly-held corporations, unless, in general, such compensation is performance-based and approved by shareholders. It is the Company's present intention that all amounts paid to its executives be fully deductible under the applicable tax laws. To maintain this deductibility, the Compensation Committee adopted and the Board of Directors and shareholders approved the 1996 Long-Term Incentive Stock Plan and the Executive Management Incentive Compensation Plan, as amended.

The Compensation Committee believes that the quality and motivation of management makes a significant difference in the performance of the Company, and that a compensation program which is tied to performance is in the best interests of shareholders. The Compensation Committee is of the opinion that the Company's compensation plans meet these important requirements.

Bruce R. Smith, Chair
John H. Costello
Paul J. Raffin
Julie L. Reinganum

EQUITY COMPENSATION PLAN INFORMATION

The Company currently maintains its Employee Stock Purchase Plan (the "ESPP"), 1996 Long-Term Incentive Stock Plan (the "1996 Plan"), and Supplemental Stock Program (the "SSP"), all of which were originally approved by our shareholders. We also maintain the Amended and Restated 2001 Non-Employee Directors' Equity Plan (the "Directors' Equity Plan"), which was not subject to shareholder approval, but the Board of Directors has terminated this plan as of May 2, 2005.

The following table gives information about equity awards under the above-mentioned plans as of January 29, 2005.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	2,826,496	$5.60	1,711,940 (2)(3)
Equity compensation plans not approved by security holders (4)	287,500	$5.05	55,185
Total	3,113,996	$5.55	1,767,125

(1) Consists of the ESPP, 1996 Plan and SSP.

(2) Of these shares, 170,360 remain available for purchase under the ESPP and 82,860 remain available for purchase under the SSP.

(3) The 1996 Plan includes an "evergreen" feature which replenishes the plan with newly available shares on an annual basis. The added shares equal 1.25% of the total number of issued shares of Common Stock as of the last day of each fiscal year.

(4) Consists of the Directors' Equity Plan. The material features of the Directors' Equity Plan have been previously described in "Compensation of Directors."

1999 - 2004 Shareholders' Total Return Graph

The following graph compares the Company's cumulative shareholder return to the returns for all the companies in the S&P 500 Index and those companies comprising the S&P Specialty Stores Index for the five-year period ended January 2005. The return values are based on an assumed investment of $100, as of the close of business on the last business day of January 2000, in the Company's Common Stock and in the stock of the companies in each of the two comparator groups, with all dividends treated as reinvested and each comparator group weighted by each component company's market capitalization on the last business day of January for each subsequent year through January 2005.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG THE BOMBAY COMPANY, INC., THE S & P 500 INDEX
AND THE S & P SPECIALTY STORES INDEX



DOLLARS
250
200
150
100
50
0
1/31/00
1/31/01
2/2/02
2/1/03
1/31/04
1/29/05
THE BOMBAY COMPANY, INC.
S & P 500
S & P SPECIALTY STORES

* $100 invested on 1/31/00 in stock or index-including reinvestment of dividends.
Indexes calculated on month-end basis.

	1/31/00	1/31/01	1/31/02	2/2/03	2/1/04	1/31/05
THE BOMBAY COMPANY, INC.	$100.00	$59.42	$57.14	$145.25	$191.21	$138.90
S&P 500	$100.00	$99.10	$83.10	$63.97	$86.09	$91.45
S&P SPECIALTY STORES INDEX	$100.00	$113.40	$142.20	$121.36	$165.47	$180.41

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires executive officers and directors, and certain persons or groups who beneficially own more than ten percent of the Company's stock, to file initial reports of ownership and reports of changes in ownership with the Securities and Exchange Commission and the applicable national securities exchange. Such officers, directors and beneficial owners are required by Securities and Exchange Commission regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on a review of the copies of such forms furnished to the Company and written representations from the executive officers and directors, the Company believes that all Section 16(a) filing requirements applicable to its executive officers, directors and beneficial owners in excess of ten percent were complied with during Fiscal 2004, except that Form 4s reporting the purchase of 270 shares and 263 shares of stock by Mr. Tom Rubenstein, Corporate Controller, through the Company's Employee Stock Purchase Plan on June 30, 2004 and December 31, 2004 were reported late on January 29, 2005.

SHAREHOLDER PROPOSALS

A shareholder desiring to submit a proposal for inclusion in the Company's Proxy Statement for next year's annual meeting of shareholders, which is expected to be held on or about May 11, 2006, must deliver the proposal to the Company no later than December 14, 2005. The Company requests that all such proposals be addressed to the Office of the Corporate Secretary, The Bombay Company, Inc., 550 Bailey Avenue, Fort Worth, Texas 76107, and mailed by certified mail, return receipt requested.

HOUSEHOLDING INFORMATION

We have adopted a procedure approved by the Securities and Exchange Commission called "householding." Under this procedure, certain shareholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of our Annual Report and Proxy Statement, unless one or more of these shareholders notifies us that they would like to continue to receive individual copies. This will reduce our printing costs and postage fees. Shareholders who participate in householding will continue to receive separate proxy cards.

If you and other shareholders of record with whom you share an address currently receive multiple copies of our Annual Report and/or Proxy Statement, or if you hold stock in more than one account, and in either case, you would like to receive only a single copy of the Annual Report or Proxy Statement for your household, please contact our Investors Relations representative by telephone at (817) 347-8200, by e-mail at investorrelations@bombaycompany.com, or by mail to the address listed on the cover of this proxy statement, Attention: Investor Relations.

If you participate in householding and would like to receive a separate copy of our 2004 Annual Report or this Proxy Statement, please contact us in the manner described in the immediately preceding paragraph. We will deliver the requested documents to you promptly upon receipt of your request.

ELECTRONIC DELIVERY OF PROXY MATERIALS AND ANNUAL REPORT

The notice of annual meeting and Proxy Statement and the 2004 Annual Report are available on our website at www.bombaycompany.com. Instead of receiving paper copies of the notice of annual meeting, Annual Report and Proxy Statement in the mail, shareholders can elect to receive an e-mail, including an electronic link to these documents. Opting to receive your proxy materials online will save the cost of producing and mailing documents to your home or business, and will also give you an electronic link to the proxy voting site.

GENERAL

A copy of the Annual Report of the Company on Form 10-K for Fiscal 2004 is being mailed with this Proxy Statement. Requests for additional copies of such report should be directed to Investor Relations, The Bombay Company, Inc., 550 Bailey Avenue, Suite 700, Fort Worth, Texas 76107. The Company's Securities and Exchange Commission filings, including the 2004 Form 10-K, are available online, at no charge, at www.bombaycompany.com, Investor Relations, SEC Filings, or through the Securities and Exchange Commission website at www.sec.gov.

Please either date, sign and return the enclosed proxy card or vote by phone or Internet using the instructions on the proxy card at your earliest convenience. A prompt return of your proxy card will be appreciated, as it will save the expense of additional solicitation.

By Order of the Board of Directors

MICHAEL J. VEITENHEIMER
Vice President, Secretary
and General Counsel

THE BOMBAY COMPANY, INC.

2005 NON-EMPLOYEE DIRECTOR STOCK OPTION PLAN

Introduction

The Bombay Company, Inc. 2005 Non-Employee Director Stock Option Plan (the "Plan") is hereby adopted effective as of May 2, 2005 to replace The Bombay Company, Inc. Amended and Restated 2001 Non-Employee Directors' Equity Plan (the "2001 Plan"), which was terminated by the Board of Directors on May 2, 2005.

1. Purpose

The purpose of the Plan is to provide a means by which each member of the Board of Directors of the Company (the "Board of Directors" or the "Board") who is not an employee of the Company or of any Affiliate (each such person being hereafter referred to as a "Non-Employee Director") will be given an opportunity to purchase shares of the Company's common stock, par value $1.00 per share (the "Common Stock"). The Plan will be utilized to assist the Company in its efforts to retain the services of persons now serving as Non-Employee Directors, to secure and retain the services of persons capable of serving in such capacity, and to provide incentives for such persons to exert maximum efforts for the success of the Company.

2. Administration

(a) The Plan shall be administered by the Board unless and until the Board delegates administration to a committee, as provided in paragraph 2(c).

(b) The Board shall have the power, subject to, and within the limitations of, the express provisions of the Plan:

(i) To construe and interpret the Plan and options granted under it ("Options"), and to establish, amend and revoke rules and regulations for its administration. The Board, in the exercise of this power, may correct any defect, omission or inconsistency in the Plan or in any Option agreement, in a manner and to the extent it shall deem necessary or expedient to make the Plan fully effective;

(ii) To amend, suspend or terminate the Plan as provided in paragraph 10; and

(iii) To exercise such powers and to perform such acts as the Board deems necessary or expedient to promote the best interests of the Company.

(c) The Board may delegate administration of the Plan to a committee (the "Committee") composed solely of two (2) or more members of the Board who are "non-employee directors" under rule 16b-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such rule may be hereafter amended. If administration is delegated to a Committee, the Committee shall have, in connection with the administration of the Plan, the powers theretofore possessed by the Board, subject, however, to such resolutions, not inconsistent with the provisions of the Plan, as may be adopted from time to time by the Board. The Board may abolish the Committee at any time and revest in the Board the administration of the Plan.

3. Shares Subject to the Plan

(a) Subject to the provisions of paragraph 11 relating to adjustments upon changes in the Common Stock, the shares that may be awarded pursuant to Options shall not exceed in the aggregate Three Hundred Thousand (300,000) shares of Common Stock. If any Option shall for any reason expire or otherwise terminate without having been exercised in full, the shares not purchased under the Option shall again become available for issuance pursuant to the Plan.

(b) All shares delivered pursuant to the Plan will be authorized but unissued shares of Common Stock or treasury shares, or a combination of the foregoing.

4. Eligibility

Only Non-Employee Directors may participate in the Plan.

5. Option Grants

At any time and from time to time, the Board of Directors may grant to a Non-Employee Director an Option to purchase shares of Common Stock under the Plan subject to such restrictions (including forfeiture restrictions), terms and conditions as shall be determined by the Board of Directors in its discretion at the time of the granting of such Option; provided, however, that the exercise price per share of Common Stock made subject to an Option shall not be less than the Fair Market Value of such share on the date of the granting of such Option, and the period within which an Option may be exercised shall not exceed ten years from the date such Option is granted. Each Option will be exercisable from time to time as specified in the award agreement over the period of time commencing not less than six (6) months after the date of the grant of such Option and ending upon the expiration of ten (10) years after the date of such grant, subject to earlier termination as set forth in the Plan. Each Option granted under the Plan shall be evidenced by a written agreement entered into by the Company and the Non-Employee Director to whom the Option is granted, which agreement shall be in such form as the Board of Directors may prescribe, and shall include, incorporate or conform to the terms and conditions of the Plan, and such other terms and conditions not inconsistent therewith or with the provisions of the Plan, as the Board of Directors may deem to be appropriate. The Options granted under the Plan shall not be incentive stock options as that term is used in Section 422 of the Internal Revenue Code of 1986, as amended.

6. Option Provisions

Each Option shall contain the following terms and conditions:

(a) The purchase price of stock acquired pursuant to the exercise of an Option shall be paid, to the extent permitted by applicable statutes and regulations, either (i) in cash at the time the Option is exercised; (ii) by delivery to the Company of shares of Common Stock of the Company that have been held by the Non-Employee Director for at least six (6) months, valued at the Fair Market Value of such shares on the date of exercise; or (iii) by a combination of such methods of payment.

(b) The Options granted under the Plan are transferable only by will or the laws of descent and distribution or to a permitted transferee (as defined below). An Option may be transferred to a permitted transferee if the original optionee notifies the Company of the transfer and provides certain information with respect to the permitted transferee, and the Board of Directors approves the form of the transfer documents effectuating the transfer. The term "permitted transferee" means, with respect to an original optionee, (i) any child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law or sister-in-law of the original optionee, including adoptive relationships, (ii) any person sharing the original optionee's household (other than a tenant or an employee), (iii) a trust in which the persons described in clauses (i) and (ii) above have substantially all of the beneficial interest, (iv) a foundation in which the original optionee and/or persons described in clauses (i) and (ii) above control the management of assets, and (v) any other entity in which the original optionee and/or persons described in clauses (i) and (ii) above own substantially all of the voting interests.

(c) The Company may require any optionee, or any person to whom an Option is transferred under paragraph 6(b), as a condition of exercising any such Option: (1) to give written assurances satisfactory to the Company as to the optionee's knowledge and experience in financial and business matters, and (2) to give written assurances satisfactory to the Company stating that such person is acquiring the stock subject to the Option for such person's own account and not with any present intention of selling or otherwise distributing the stock. These requirements, and any assurances given pursuant to such requirements, shall be inoperative if (i) the issuance of the shares upon the exercise of the Option has been registered under a then-currently-effective registration statement under the Securities Act of 1933, as amended (the "Securities Act"), or (ii) as to any particular requirement, a determination is made by counsel for the Company that such requirement need not be met in the circumstances under the then-applicable securities laws.

(d) Notwithstanding anything to the contrary contained herein, an Option may not be exercised unless the issuance of shares upon exercise of the Option has been registered under the Securities Act or, if such issuance has not been so registered, the Company has determined that such issuance would be exempt from the registration requirements of the Securities Act.

(e) Neither an optionee nor any person to whom an Option is transferred under paragraph 6(b) shall be deemed to be the holder of, or to have any of the rights of a holder with respect to, any shares subject to such Option unless and until such person has satisfied all requirements for exercise of the Option pursuant to its terms.

(f) Nothing in the Plan or in any instrument executed pursuant hereto shall confer upon any Non-Employee Director any right to continue in the service of the Company or any Affiliate or shall affect any right of the Company, the Board, its shareholders or any Affiliate to terminate the service of any Non-Employee Director with or without cause.

(g) No Non-Employee Director, individually or as a member of a group, and no beneficiary or other person claiming under or through him or her, shall have any right, title or interest in or to any shares of Common Stock reserved for the purposes of the Plan except as to such shares of Common Stock, if any, as shall have been reserved for such Non-Employee Director pursuant to an Option granted to him or her.

(h) In connection with each Option, it shall be a condition precedent to the Company's obligation to issue or transfer shares to a Non-Employee Director that such Non-Employee Director acknowledge full responsibility for any federal or other tax with respect to such issuance or transfer.

(i) If a Non-Employee Director shall terminate performance of services for the Company because of death or disability, all Options outstanding as to such Non-Employee Director shall be fully exercisable, at any time, or from time to time, within the longer of (i) one (1) year after the date of death or termination of performance of services because of disability or (ii) the exercise period as set forth in paragraph 6(j); provided that in no event shall such Options be exercisable later than ten years after the date of grant. In the case of death, exercise may be made by the person or persons to whom the Non-

Employee Director's rights under the Option pass by will or applicable law, or if no such person has such rights, by the Non-Employee Director's executors or administrators; provided that such person(s) consent in writing to abide by and be subject to the terms of the Plan and the Option.

(j) If a Non-Employee Director's performance of services for the Company shall terminate for any reason other than death or disability, all Options outstanding as to such Non-Employee Director shall at the time of such termination, to the extent not otherwise exercisable, become immediately exercisable for the purchase of the full number of shares subject to such Options; provided that the Non-Employee Director has at the time of such termination completed at least five (5) years of service on the Board. A departing Non-Employee Director shall have twelve (12) months to exercise vested Options for each full three (3) year term and any partial term served on the Board, to a maximum exercise period of thirty-six (36) months; provided that in no event shall such Options be exercisable later than ten years after the date of grant.

7. Covenants of the Company

During the terms of the Options, the Company shall keep available at all times the number of shares of its Common Stock required to satisfy its obligations under such Options.

8. Use of Proceeds from the Exercise of Options

Proceeds from the exercise of Options shall constitute general funds of the Company.

9. Adjustments upon Changes in Stock

If any change is made in the Common Stock through merger, consolidation, reorganization, recapitalization, stock dividend, dividend in property other than cash, stock split, liquidating dividend, combination of shares, exchange of shares, change in corporate structure or otherwise, the Plan (including the total number of shares and kind of shares issuable under the Plan and the number of shares issuable pursuant to grants of Options) and all outstanding Options (including the exercise prices thereof) will be appropriately adjusted by the Board to account for the change. The Options granted under the Plan shall not affect in any way the right or power of the Company to issue additional Common Stock or other securities, make adjustments, reclassifications, reorganizations or other changes in its corporate, capital or business structure, to participate in a merger, consolidation or share exchange or to transfer its assets or dissolve or liquidate.

10. Amendment, Suspension or Termination of the Plan

The Board of Directors may at any time and from time to time amend, modify or suspend the Plan, provided that no such amendment, modification or suspension shall (i) adversely affect an Option theretofore granted to a Non-Employee Director, or deprive a Non-Employee Director of any shares of Common Stock such Non-Employee Director has acquired or may acquire under such an Option, without his or her consent, or (ii) be made without the approval of the shareholders of the Company if such amendment, modification or suspension would (a) expand the types of grants that may be made under the Plan, (b) increase the total number of shares of Common Stock that may be granted under the Plan or decrease the exercise price of Options granted or to be granted under the Plan (other than in accordance with the Plan's anti-dilution provisions), (c) materially expand the class of persons eligible to be granted Options under the Plan, (d) materially increase the benefits accruing to Non-Employee Directors under the Plan (e) extend the exercise period applicable to an Option granted thereunder, or (f) constitute a material revision of the Plan requiring shareholder approval pursuant to Section 303A.08 of the New York Stock Exchange Listed Company Manual or applicable law except to the extent that such amendment, suspension or termination of the Plan is determined by the Board, in its sole discretion, to be necessary for purposes of compliance with or exemption from the requirements of Section 409A of the Code or any regulations or other guidance issued thereunder.

11. Changes of Control: Acceleration of Right to Exercise

(a) Notwithstanding anything in the Plan or in an agreement evidencing any Option to the contrary, in the event a Change of Control (as defined below) occurs, then each Option shall become immediately exercisable, on the date of the occurrence of such Change of Control, for the purchase of the full number of shares subject to such Option for a period not to exceed the shorter of thirty-six (36) months or the remaining life of the Option; provided that immediately after the consummation of a Change of Control as defined under paragraph 11(b)(iii), all Options shall, to the extent not previously exercised, terminate and cease to be outstanding except to the extent assumed by the successor corporation (or an affiliate thereof) or otherwise expressly continued in full force and effect pursuant to the terms of the Change of Control.

(b) "Change of Control" shall mean the occurrence of any of the following events:

(i) the acquisition, other than from the Company, by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) of beneficial ownership of 20% or more of either the then outstanding shares of Common Stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors; provided that any acquisition by the Company or any of its subsidiaries, or any employee benefit plan (or related trust) of the Company or its subsidiaries, or any corporation with respect to which following such acquisition, more than 50% of, respectively, the then outstanding shares of Common Stock of such corporation and the combined voting power of the then outstanding voting securities of such corporation entitled to vote generally in the election of directors is then beneficially owned, directly or indirectly, by all or substantially all of the individuals and entities who were the beneficial owners, respectively, of the Common Stock and voting securities of the Company immediately prior to such acquisition in substantially the same proportion as their ownership, immediately prior to such acquisition, of the then outstanding shares of Common Stock of the Company or the combined voting power of the then outstanding voting securities of the Company entitled to vote generally in the election of directors, as the case may be, shall not constitute a Change of Control;

(ii) individuals who, as of February 1, 2005, constituted the Board (the "Incumbent Board") cease for any reason to constitute at least a majority of the Board; provided that any individual becoming a director subsequent to such date whose election, or nomination for election by the Company's shareholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office is in connection with an actual or threatened election contest relating to the election of the directors of the Company; or

(iii) approval by the shareholders of the Company of a reorganization, merger or consolidation of the Company and the satisfaction of all conditions precedent to the transaction, in each case, with respect to which the individuals and entities who were the respective beneficial owners of the Common Stock and voting securities of the Company immediately prior to such reorganization, merger or consolidation do not, following such reorganization, merger or consolidation, beneficially own, directly or indirectly, more than 50% of, respectively, the then outstanding shares of Common Stock and the combined voting power of the then outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation resulting from such reorganization, merger or consolidation, or a complete liquidation or dissolution of the Company or of the sale or other disposition of all or substantially all of the assets of the Company.

(c) If the timing and mechanics of the transaction constituting Change of Control will be such that the holders of Options will not have a reasonable opportunity to exercise their Options prior to the applicable record date with respect to, or the date of consummation of, as applicable, such transaction, the Board or officers of the Company shall make arrangements in the agreement related to such transaction to allow holders of Options to receive the same economic benefit the holders of the Options would have received had the holders exercised their Options prior to the effective date of such Change of Control and held the shares of Common Stock of the Company issuable upon exercise of such Options as of the applicable record date with respect to, or the date of consummation of, as applicable, the transaction constituting such a Change of Control.

12. Effective Date of Plan

The Plan shall be effective as of May 2, 2005, the date of its adoption by the Board of Directors, provided that the Plan is duly approved by the holders of at least a majority of the shares of Common Stock present in person or represented by proxy and entitled to vote at the next regular meeting of the shareholders of the Company.

Directors and Officers

Directors

James D. Carreker
Chairman of the Board,
Chief Executive Officer

Nigel Travis
Lead Director
President and Chief Executive Officer
Papa John's International, Inc.

John H. Costello
Executive Vice President,
Merchandising and Marketing
The Home Depot

Susan T. Groenteman
Chief Investment Officer
Aimbridge Holdings

Paul J. Raffin
President
Express, Inc.

Julie L. Reinganum
Founder, President and
Chief Executive Officer
Pacific Rim Resources, Inc.

Laurie M. Shahon
President
Wilton Capital Group

Bruce R. Smith
Business Consultant

Committees

Audit and Finance
Susan T. Groenteman
Julie L. Reinganum
Laurie M. Shahon (Chair)

Compensation and Human Resources
Paul J. Raffin
Julie L. Reinganum
Bruce R. Smith (Chair)

Governance and Nominations
John H. Costello
Laurie M. Shahon
Bruce R. Smith
Nigel Travis (Chair)

Officers

James D. Carreker
Chairman of the Board,
Chief Executive Officer

Brian N. Priddy
Executive Vice President,
Operations

Elaine D. Crowley
Senior Vice President,
Chief Financial Officer and Treasurer

Lucretia D. Doblado
Senior Vice President,
Chief Information Officer

Donald V. Roach
Senior Vice President,
Strategic Planning for Retail Operations

Steven C. Woodward
Senior Vice President,
General Merchandise Manager

Scott L. Binger
Vice President,
Creative Services

Anthony J. DeBruno
Vice President,
Merchandise Planning and Allocation

James D. Johnson
Vice President,
Human Resources

Steven G. Sherlock
Vice President,
Operations

Linda G. Stephenson
Vice President,
Product Development and Sourcing

Michael J. Veitenheimer
Vice President,
Secretary and General Counsel

Corporate Data

Corporate Office

The Bombay Company, Inc.
550 Bailey Avenue
Fort Worth, TX 76107
(817) 347-8200

Common Stock

Transfer Agent and Registrar
Fleet National Bank
c/o EquiServe L.P.
P.O. Box 43010
Providence, RI 02940
(800) 736-3001
www.equiserve.com

Stock Exchange Listing

New York Stock Exchange
Trading Symbol - **BBA**

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP
Fort Worth, TX

Internet Address

E-commerce, press releases and other corporate and store information are available on Bombay's Web site: **www.bombaycompany.com**

BOMBAY®